Exhibit 99.2

[REDACTED VERSION]

AMENDED AND RESTATED
CREDIT AGREEMENT

Among:

BELLATRIX EXPLORATION LTD.
as Borrower

- and -

NATIONAL BANK OF CANADA
as Administration Agent

- and -

NATIONAL BANK FINANCIAL
as Sole Lead Arranger and Bookrunner

- and -

THE PERSONS NAMED ON THE SIGNATURE PAGES HERETO
as Lenders

Dated as of July 15, 2016

(continued)

(continued)

(continued)

SCHEDULES

Schedule A	-	Commitments and Addresses
Schedule B	-	Form of Compliance Certificate
Schedule C	-	Form of Discount Note
Schedule D	-	Form of Notice of Drawdown
Schedule E	-	Form of Notice of Rollover/Conversion/Repayment
Schedule F	-	Form of Lender Assignment Agreement
Schedule G	-	List of Subsidiaries
Schedule H	-	Form of Environmental Certificate
Schedule I	-	Form of Security Documents
Schedule J	-	Form of Extension Request
Schedule K	-	Existing BA’s
Schedule L	-	Existing Letters of Credit

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT dated as of the 15th day of July, 2016

Among:

BELLATRIX EXPLORATION LTD. a corporation subsisting under the laws of the Province of Alberta, as Borrower

OF THE FIRST PART

- and -

NATIONAL BANK OF CANADA, a Canadian chartered bank, as Agent

OF THE SECOND PART

- and -

THE PERSONS NAMED ON THE SIGNATURE PAGES HERETO, as Lenders

OF THE THIRD PART

Recitals:

A.                                    Bellatrix Exploration Ltd., the Agent and the Lenders are parties to the Prior Credit Agreement pursuant to which certain credit facilities were made available; and

B.                                    The parties have agreed to amend and restate the Prior Credit Agreement on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1          Definitions

In this Agreement, the following terms shall have the meanings set forth below (unless something in the subject matter or context is inconsistent therewith):

“Advance” means the extension of credit hereunder by the Lenders or the Operating Facility Lender to the Borrower by way of the making of a Prime Loan, a USBR Loan, a LIBOR Loan or a BA Equivalent Advance, the acceptance of Bankers’ Acceptances as part of a BA Issue, or the issuance of Letters of Credit as part of an LC Issue, as applicable, and shall include each Drawdown, Rollover or Conversion thereof;

“Affiliate” means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with, such Person; and a Person shall be deemed to be “controlled by” any other Person if such other Person possesses, directly or indirectly, (i) the power to vote more than 50% of the securities (on a fully-diluted basis) having ordinary voting power for the election of directors or managing general partners, or (ii) the power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise;

“Agent” means National Bank of Canada in its capacity as administration agent for the Lenders hereunder, or any Successor Agent appointed under Section 14.10;

“Agent’s Accounts” means the accounts maintained by the Agent at the Agent’s Designated Branch to which payments and transfers under this Agreement are to be effected, which accounts shall be as the Agent may at any time and from time to time advise the Borrower and the Lenders in writing;

“Agent’s Designated Branch” means the office of the Agent located at 301 - 6th Avenue S.W., Calgary, Alberta T2P 4M9 or such other office or branch of the Agent in Calgary, Alberta as it may at any time and from time to time advise the Borrower and the Lenders in writing;

“Aggregate Principal Amounts” means the aggregate Outstanding Principal from time to time under the Credit Facilities;

“Alder Flats PSA” means the Purchase and Sale Agreement between the Borrower and Keyera Partnership dated July 4, 2016;

“Alder Flats Transaction” means the purchase by Keyera Partnership from the Borrower of the “Assets” as defined under the Alder Flats PSA;

“Alder JVA” means the Alder Gas Plant Joint Venture Agreement effective as of December 1, 2011 between the Borrower and the Participants, as such term is defined therein;

“Alder JV Subordination Agreement” means the amended and restated subordination agreement effective as of May 25, 2012 between the Borrower, on its own behalf and as manager on behalf of the Participants (as that term is defined in the Alder JVA), and the Agent, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

“AML Legislation” has the meaning given to it in Section 17.7;

“Applicable Pricing Margin” means:

(a)                                 in respect of any Loan under the Syndicated Facility or the Operating Facility or the standby fees payable under Section 3.5, the percentage rate per annum set forth opposite the applicable Consolidated Senior Debt to Consolidated EBITDA Ratio:

Level	Consolidated Senior Debt to Consolidated EBITDA Ratio	BA Stamping Fee/ LIBOR Margin	Prime Margin/ USBR Margin	Letter of Credit (provided under the Operating Facility)	Standby Fee
1	< 1.00	[rate redacted]%	[rate redacted]%	[rate redacted]%	[rate redacted]%
2	> 1.00 to < 1.50	[rate redacted]%	[rate redacted]%	[rate redacted]%	[rate redacted]%
3	> 1.50 to < 2.00	[rate redacted]%	[rate redacted]%	[rate redacted]%	[rate redacted]%

Level	Consolidated Senior Debt to Consolidated EBITDA Ratio	BA Stamping Fee/ LIBOR Margin	Prime Margin/ USBR Margin	Letter of Credit (provided under the Operating Facility)	Standby Fee
4	> 2.00 to < 2.50	[rate redacted]%	[rate redacted]%	[rate redacted]%	[rate redacted]%
5	> 2.50 to < 3.00	[rate redacted]%	[rate redacted]%	[rate redacted]%	[rate redacted]%
6	> 3.00 to < 3.50	[rate redacted]%	[rate redacted]%	[rate redacted]%	[rate redacted]%
7	> 3.50 to < 4.00	[rate redacted]%	[rate redacted]%	[rate redacted]%	[rate redacted]%
8	> 4.00	[rate redacted]%	[rate redacted]%	[rate redacted]%	[rate redacted]%

(b)                                 from the Effective Date to and including September 30, 2016, in respect of any Loan under the Term Facility, the percentage rate per annum set forth opposite the applicable Consolidated Senior Debt to Consolidated EBITDA Ratio:

Level	Consolidated Senior Debt to Consolidated EBITDA Ratio	BA Stamping Fee/ LIBOR Margin	Prime Margin/ USBR Margin
1	< 1.00	[rate redacted]%	[rate redacted]%
2	> 1.00 to < 1.50	[rate redacted]%	[rate redacted]%
3	> 1.50 to < 2.00	[rate redacted]%	[rate redacted]%
4	> 2.00 to < 2.50	[rate redacted]%	[rate redacted]%
5	> 2.50 to < 3.00	[rate redacted]%	[rate redacted]%
6	> 3.00 to < 3.50	[rate redacted]%	[rate redacted]%
7	> 3.50 to < 4.00	[rate redacted]%	[rate redacted]%
8	> 4.00	[rate redacted]%	[rate redacted]%

(c)                                  from  October 1, 2016 onwards, in respect of any Loan under the Term Facility, the percentage rate per annum set forth opposite the applicable Consolidated Senior Debt to Consolidated EBITDA Ratio:

Level	Consolidated Senior Debt to Consolidated EBITDA Ratio	BA Stamping Fee/ LIBOR Margin	Prime Margin/ USBR Margin
1	< 1.00	[rate redacted]%	[rate redacted]%
2	> 1.00 to < 1.50	[rate redacted]%	[rate redacted]%
3	> 1.50 to < 2.00	[rate redacted]%	[rate redacted]%
4	> 2.00 to < 2.50	[rate redacted]%	[rate redacted]%
5	> 2.50 to < 3.00	[rate redacted]%	[rate redacted]%
6	> 3.00 to < 3.50	[rate redacted]%	[rate redacted]%
7	> 3.50 to < 4.00	[rate redacted]%	[rate redacted]%
8	> 4.00	[rate redacted]%	[rate redacted]%

provided that:

(d)                                 in the case of (a), (b) and (c) above, after an Event of Default occurs and continues for 30 days or after the Agent has provided the Borrower with notice of a Borrowing Base Shortfall (each an “Effective Increase Date”), the Applicable Pricing Margins shall, to the extent permitted by law, be the margins set forth in Level 8 until such Event of Default or Borrowing Base Shortfall has been remedied; and with respect to BA Issues and LC Issues, such increase will on the Effective Increase Date apply proportionately to such Bankers’ Acceptances and Letters of Credit outstanding on the basis of the number of days remaining in the term to maturity of each such Bankers’ Acceptance and Letter of Credit.  The Borrower will pay, to the Agent for the benefit of the Lenders, or to the Operating Facility Lender directly, as applicable, any resulting increase in BA Stamping Fees and will pay to the Operating Facility Lender any resulting increase in LC Fees, in each case in arrears on the maturity or expiry of the relevant Bankers’ Acceptances and Letters of Credit;

(e)                                  in the case of (a), (b) and (c) above, any change in the Applicable Pricing Margin due to a change in the Consolidated Senior Debt to Consolidated EBITDA Ratio shall become effective on the first day of the calendar month immediately following the date on which the Borrower delivers the Borrower’s Financial Statements (and accompanying Compliance Certificate) which reflect such Consolidated Senior Debt to Consolidated EBITDA Ratio; provided that if the Borrower fails to deliver the applicable Financial Statements and Compliance Certificate within the time period set forth in Sections 9.1(b) and 9.1(c), then the Applicable Pricing Margin shall be based upon Level 8 for the period from the latest date permitted in Section 9.1(b) or Section 9.1(c), as applicable, for delivery of such Financial Statements and Compliance Certificate until the date of delivery thereof; and

(f)                                   in the case of (a) above, the Applicable Pricing Margin for non-financial Letters of Credit (as determined by the Operating Facility Lender in accordance with its usual practices) will be [rate redacted] % of the Applicable Pricing Margin in the above grid for Letters of Credit;

“Assigned Interests” has the meaning ascribed thereto in Section 2.2(e);

“Assignment Agreement” means an assignment agreement substantially in the form of Schedule F, with such modifications thereto as may be required from time to time by the Agent, acting reasonably;

“Average Daily Sales Volumes” means the average daily petroleum and natural gas production sales volumes (before royalties) of the Borrower and the Material Subsidiaries arising from the ordinary course sale of production from their hydrocarbon properties for the Fiscal Quarter immediately preceding the entering into of a Commodity Swap Contract by the Borrower or a Material Subsidiary subject to adjustments, as agreed to or directed by the Agent acting reasonably, for acquisitions and dispositions of petroleum and natural gas reserves by the Borrower and the Material Subsidiaries in the Fiscal Quarter in which the Commodity Swap Contract is entered into and during such immediately preceding Fiscal Quarter;

“BA Discount Proceeds” means, in respect of any Bankers’ Acceptance, the amount obtained by multiplying (a) the aggregate face amount of such Bankers’ Acceptance by (b) the amount (rounded up or down to the fifth decimal place with .000005 being rounded up) determined by dividing one by the sum of one plus the product of (i) the BA Discount Rate, and (ii) a fraction, the numerator of which is the number of days in the BA Period of such Bankers’ Acceptance and the denominator of which is 365;

“BA Discount Rate” means:

(a)           with respect to an issue of Bankers’ Acceptances accepted by a Schedule I Lender, the CDOR Rate;

(b)                                 with respect to an issue of Bankers’ Acceptances accepted by a Schedule II Lender or a Schedule III Lender, the lesser of:  (i) the rate set out in clause (a) immediately above plus one-tenth of one percent (0.10%); and (ii) the annual rate, expressed as a percentage, as being the average discount rate for bankers’ acceptances having a comparable face value and a comparable issue and maturity date to the face value and issue and maturity date of such issue of Bankers’ Acceptances, expressed on the basis of a year of 365 days, quoted by the BA Reference Lenders, for the purchase by such Lenders of Bankers’ Acceptances accepted by them at or about 9:00am (Calgary time) on the date of issue of such Bankers’ Acceptances; and

(c)           with respect to a BA Equivalent Advance:

(i)            made by a Schedule I Lender or Alberta Treasury Branches, the CDOR Rate; and

(ii)           made by any other Lender, the rate set out in clause (b) immediately above;

“BA Equivalent Advance” means an Advance made by a Non-BA Lender as part of a BA Issue and which may be evidenced by a Discount Note;

“BA Issue” means a Drawdown of or Conversion or Rollover into Cdn. Dollars made available by way of Bankers’ Acceptances and BA Equivalent Advances;

“BA Period” means, in relation to a BA Issue, the term to maturity selected by the Borrower, commencing on the date that the relevant Bankers’ Acceptances are issued in connection with such BA Issue; provided that:

(a)                                 each BA Period shall have a term of approximately one, two, three or six months (or such shorter or longer period as may be agreed to by the Lenders) and shall be subject to the availability of a market for bankers’ acceptances of such term;

(b)                                 in the case of a Rollover, the last day of each BA Period shall be also the first day of the next BA Period;

(c)                                  the last day of each BA Period shall be a Banking Day, and if the last day of a BA Period selected by the Borrower is not a Banking Day the Borrower shall be deemed to have selected a BA Period the last day of which is the Banking Day next following the last day of the BA Period selected; and

(d)                                 the last day of all BA Periods for all BA Issues shall be on or prior to the applicable Maturity Date;

“BA Reference Lenders” means up to two Schedule II Lenders or Schedule III Lenders which are designated as such by the Agent and the Borrower from time to time (it being agreed that the Agent and the Borrower may at any time terminate the designation of a Lender as a BA Reference Lender and designate another Schedule II or Schedule III Lender as a BA Reference Lender in its place by delivering to the Lenders a written notification to such effect executed by the Agent); provided that if a Person ceases to be a Lender hereunder, then such Person shall thereupon cease to be a BA Reference Lender without further action;

“BA Stamping Fee” means the fee charged by the Lenders for endorsing a Bankers’ Acceptance under Section 3.4;

“Bankers’ Acceptance” means a non-interest bearing draft drawn by the Borrower in Cdn. Dollars, accepted by a Lender and issued for value pursuant to this Agreement and includes a depository bill under the DBNA and a bill of exchange under the Bills of Exchange Act (Canada);

“Banking Day” means:

(a)                                 in relation to a LIBOR Loan, a day on which banks are open for business in Calgary (Alberta), Toronto (Ontario), Montréal (Québec), New York (New York) and London (England); and

(b)                                 for all other purposes, a day on which banks are open for business in Calgary (Alberta), Toronto (Ontario) and Montréal (Québec) and in relation to a USBR Loan only, New York (New York);

but does not, in any event, include a Saturday or a Sunday;

“Borrower” means Bellatrix Exploration Ltd., a corporation subsisting under the laws of the Province of Alberta;

“Borrower’s Accounts” means the accounts of the Borrower maintained at the Agent’s Designated Branch or such other branch or office in Canada as the Borrower may from time to time designate with the concurrence of the Agent;

“Borrower’s Counsel” means Burnet, Duckworth & Palmer LLP or any other barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Borrower or employed by the Borrower and acceptable to the Agent, acting reasonably;

“Borrowing Base” means the amount determined or redetermined by the Syndicated Facility Lenders and the Operating Facility Lender from time to time in accordance with Section 2.8, taking into consideration such factors as each such Lender determines relevant in accordance with its customary practices for oil and gas production loans, including the estimated future net revenue after income tax from the oil and gas properties of the Borrower and the Material Subsidiaries (after taking into account any Hedge Agreements applicable from time to time and any royalties or other burdens applicable to such oil and gas properties) using each Lender’s then current projections of oil and gas prices and operating and capital costs and other assumptions affecting such estimated future net revenue in accordance with its customary practice for oil and gas production loans, and including applicable future abandonment and reclamation costs expected to arise in connection with all such properties;

“Borrowing Base Date” has the meaning attributed thereto in Section 2.8(b);

“Borrowing Base Properties” means the oil and gas properties and related facilities of the Borrower and the Material Subsidiaries which are given lending value in determining the Borrowing Base;

“Borrowing Base Shortfall” means at any time, that amount, if any, by which the sum of the Equivalent Amount in Cdn. Dollars of Outstanding Principal under the Syndicated Facility and the Outstanding Principal under the Operating Facility exceeds the Borrowing Base;

“Capital Lease Obligations” means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease (other than a premises lease) of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof;

“Cash Collateral Account” means an account with the Agent or such institution as may be designated by the Agent from which neither the Borrower nor any Subsidiaries thereof have any withdrawal rights or privileges, and which account and all funds credited thereto and interest thereon shall be subject to a first fixed security interest in favour of the Agent on behalf of the Lenders and the Cash Manager and, if applicable, the Swap Lenders;

“Cash Management Arrangements” means any arrangement entered into or to be entered into by the Borrower or any of its Subsidiaries with the Cash Manager for or in respect of cash management services for the Borrower and its Subsidiaries, including mirror accounting arrangements, account positioning arrangements, pooled accounts, netting arrangements across accounts, centralized operating accounts, automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing;

“Cash Management Documents” means, collectively, all agreements, instruments and other documents which evidence, establish, govern or relate to any or all of the Cash Management Arrangements;

“Cash Management Obligations” means, at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower and its Subsidiaries to the Cash Manager under, pursuant to or relating to the Cash Management Arrangements or Cash Management Documents and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower and its Subsidiaries under the Cash Management Arrangements or Cash Management Documents; in any event, and notwithstanding anything herein to the contrary, Cash Management Obligations shall include the obligations, indebtedness and liabilities of the Borrower and its Subsidiaries to the Cash Manager for or in relation to each of the following:

(a)                                 daylight credit associated with wire transfers;

(b)                                 daylight credit associated with inter-account transfers; and

(c)                                  daylight credit for foreign exchange settlement;

“Cash Manager” means the Lender which, from time to time, is the provider of Cash Management Arrangements to the Borrower and its Subsidiaries and which is on the date hereof NBC;

“Cdn. Dollars” and “Cdn. $” mean lawful money of Canada for the payment of public and private debts;

“CDOR Rate” means, on any day:

(a)                                 for Bankers’ Acceptances which have a term to maturity of 1, 2, 3 or 6 months, the annual rate of interest determined by the Agent which is equal to the average of the yield rates per annum applicable to Cdn. Dollar bankers’ acceptances having identical issue and comparable maturity dates as the Bankers’ Acceptances proposed to be issued by the Borrower, displayed and identified as such on the Reuters Screen Page CDOR at approximately 8:00 a.m. (Calgary time) on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Agent after 8:00 a.m. (Calgary time) to reflect any error in a posted rate of interest or in the posted average annual rate of interest); provided that if such rates do not appear on such Reuters Screen Page CDOR, then the “CDOR Rate” shall be the discount rate applicable to Cdn. Dollar bankers’ acceptances having identical issue and comparable maturity dates and in a comparable amount to the Bankers’ Acceptances proposed to be issued by the Borrower quoted by the Agent as of 8:00 a.m. (Calgary time) on such day for the purchase of bankers’ acceptances accepted by the Agent, or if such day is not a Banking Day, then on the immediately preceding Banking Day; and

(b)                                 for Bankers’ Acceptances which do not have a term to maturity of 1, 2, 3 or 6 months, the discount rate applicable to Cdn. Dollar bankers’ acceptances having identical issue and comparable maturity dates and in a comparable amount to the Bankers’ Acceptance proposed to be issued by the Borrower quoted by the Agent as of 8:00 a.m. (Calgary time) on such day for bankers acceptances accepted by the Agent, or if such day is not a Banking Day, then on the immediately preceding Banking Day;

Notwithstanding the foregoing Subsections (a) and (b), if the “CDOR Rate” is determined to be less than zero, the CDOR Rate shall be deemed to be zero;

“Change of Control” means any circumstances arising after the date hereof in connection with which:

(a)                                 a Person or combination of Persons acting jointly or in concert (within the meaning of the Securities Act (Alberta), as amended) acquires beneficial ownership of twenty five percent (25%) or more of the shares in the share capital of the Borrower;

(b)                                 there is a change in the board of directors of the Borrower such that fifty percent (50%) or more of the directors in place prior to such circumstances arising or occurring are removed or otherwise replaced immediately thereafter or in connection therewith; or

(c)                                  a “change of control” (as defined in any indenture governing Unsecured Note Debt) occurs;

“CNOR Drilling Program Agreement” means the 2014 drilling program agreement dated as of September 29, 2014 between Borrower and Canadian Non-Operated Resources Corp., including all schedules thereto, as may be further amended, amended and restated, modified, replaced, restated or supplemented from time to time;

“Collateral” means all of the present and future property, assets and undertaking of the Borrower and the Material Subsidiaries;

“Commitment” or “Commitments” means:

(a)                                 in relation to a Syndicated Facility Lender, its Syndicated Facility Commitment;

(b)                                 in relation to the Operating Facility Lender, its Operating Facility Commitment; and

(c)                                  in relation to a Term Facility Lender, its Term Facility Commitment;

and where a Lender has a Commitment under more than one Credit Facility, “Commitments” shall mean the aggregate amount of such Lender’s Commitments under the Credit Facilities.

“Commodity Swap Contracts” has the meaning attributed thereto in Section 9.2(i);

“Compliance Certificate” means an Officer’s Certificate in substantially the form attached as Schedule B, relating to certain compliance matters;

“Consolidated EBITDA” means, for any fiscal period and as determined in accordance with GAAP on a consolidated basis, without duplication, in respect of the Borrower:

(a)                                 Consolidated Net Income for such period; plus

(b)                                 Consolidated Interest Expense to the extent deducted in determining such Consolidated Net Income; plus

(c)                                  all amounts deducted in the calculation of such Consolidated Net Income in respect of the provision for income taxes; plus

(d)                                 all amounts deducted in the calculation of such Consolidated Net Income in respect of non-cash items, including depreciation, depletion, amortization (including amortization of goodwill and other intangibles), accretion, deferred income taxes, unrealized losses resulting from marking-to-market the outstanding hedging and financial instrument obligations, non-cash compensation expenses, and provisions for impairment of oil and gas assets; plus

(e)                                  to the extent deducted in the calculation of such Consolidated Net Income, one-time transaction costs and fees relating to completed acquisitions, dispositions, plans of arrangement, material joint ventures, equity offerings and other similar transactions if and to the extent such costs and fees would have been capitalized under GAAP immediately prior to the incorporation into GAAP of International Financial Reporting Standards; plus

(f)                                   to the extent deducted in the calculation of such Consolidated Net Income, losses from asset sales; plus

(g)                                  losses attributable to extraordinary and non-recurring losses, in each case to the extent deducted in the calculation of such Consolidated Net Income;

less (on a consolidated basis), without duplication:

(h)                                 earnings attributable to extraordinary and non-recurring earnings and gains, in each case to the extent included in the calculation of such Consolidated Net Income;

(i)                                     to the extent included in the calculation of such Consolidated Net Income, gains from asset sales;

(j)                                    the net income of any Subsidiary of the Borrower which is not a Material Subsidiary if such net income has not been distributed to the Borrower or a Material Subsidiary, to the extent that the distribution by that Subsidiary of amounts of such Consolidated Net Income to the Borrower or to a Material Subsidiary is restricted by a contract, operation of law or otherwise;

(k)                                 all cash payments during such period relating to non-cash charges which were added back in determining Consolidated EBITDA in any prior period; and

(l)                                     to the extent included in such Consolidated Net Income, any other non-cash items increasing such Consolidated Net Income for such period, including unrealized gains resulting from marking-to-market the outstanding hedging and financial instrument obligations for such period;

provided that for the purposes of this definition if the Borrower or a Material Subsidiary makes a Material Acquisition (whether by amalgamation, asset or share acquisition or otherwise) at any time during the relevant period of calculation, such Material Acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if the Borrower or a Material Subsidiary makes a Material Disposition (whether by asset or share disposition or otherwise) at any time during the relevant period of calculation, or the assets cease to be owned by the Borrower or a Material Subsidiary, such Material Disposition shall be deemed to have been made on and as of the first day of such calculation period; and further provided  that prior to making any adjustment to Consolidated EBITDA for a Material Acquisition or a Material Disposition the Borrower must first have delivered to the Agent the reasonable details of the proposed adjustment to Consolidated EBITDA certified by the President, Chief Financial Officer or Vice President, Finance, of the Borrower, and such adjustment must have been calculated in a manner satisfactory to the Majority Lenders, acting reasonably;

“Consolidated Interest Expense” means, for any fiscal period, without duplication, interest expense of the Borrower determined on a consolidated basis in accordance with GAAP, and, in any event and without limitation, shall include:

(a)                                 all interest accrued or payable in respect of such period, including capitalized interest and imputed interest with respect to lease obligations included as Debt;

(b)                                 all fees (including standby and commitment fees, acceptance fees in respect of bankers’ acceptances and fees payable in respect of letters of credit, letters of guarantee and similar instruments) accrued or payable in respect of such period, prorated (as required) over such period;

(c)                                  any difference between the face amount and the discount proceeds of any bankers’ acceptances, commercial paper and other obligations issued at a discount, prorated (as required) over such period; and

(d)                                 all net amounts charged (if a positive number) or credited (if a negative number) to interest expense under any Interest Rate Swap Contracts in respect of such period;

“Consolidated Net Income” means, for any fiscal period, the net income or loss, after income taxes, of the Borrower determined on a consolidated basis in accordance with GAAP, as set forth in the consolidated financial statements of the Borrower for such period;

“Consolidated Senior Debt” means Consolidated Total Debt but excluding therefrom, to the extent included therein, any Debt of the Borrower which is Unsecured Debt or Subordinated Debt, all as determined on a consolidated basis in accordance with GAAP;

“Consolidated Senior Debt to Consolidated EBITDA Ratio” means, as of the last day of a Fiscal Quarter, the ratio of Consolidated Senior Debt as at such date to Consolidated EBITDA for the four (4) Fiscal Quarter period ending on such date;

“Consolidated Total Debt” means, as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower;

“Conversion” means a conversion or deemed conversion of a Loan under a given Credit Facility into another type of Loan under the same Credit Facility pursuant to the provisions hereof;

“Conversion Date” means the date on which a Conversion occurs;

“Convertible Debenture Documents” means, collectively, in respect of any series or issue of Convertible Debentures, the trust indenture governing such Convertible Debentures, the relevant Convertible Debentures and all other material agreements, instruments or other documents evidencing or relating to such Convertible Debentures;

“Convertible Debentures” means any unsecured, subordinated convertible debentures issued, created, incurred or assumed by the Borrower which have all of the following characteristics:

(a)                                 an initial final maturity or due date in respect of repayment of principal extending beyond the latest Maturity Date of any Lender under this Agreement then in effect at the time such debentures are issued, created, incurred or assumed;

(b)                                 no scheduled or mandatory payment, redemption or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of common shares in the capital of the Borrower as contemplated in clause (f) below and other than on a change of control of the Borrower where a Change of Control also occurs by reason of the definition thereof in this Agreement) prior to the latest Maturity Date in effect at the time such debentures are issued, created, incurred or assumed;

(c)                                  upon and during the continuance of a Default or Event of Default or acceleration of the time for repayment of any of the Loan Indebtedness which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any) or interest under such debentures are subordinate and junior in right of payment to all such Loan Indebtedness and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debentures;

(d)                                 upon distribution of the assets of the Borrower on any dissolution, winding up, total liquidation or reorganization of the Borrower (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Loan Indebtedness, Secured Swap Obligations and Cash Management Obligations shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures;

(e)                                  the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Loan Indebtedness or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Loan Document shall not in and of themselves:

(i)                                     cause a default or event of default (with the passage of time or otherwise) under such debentures or the indenture or agreement governing the same; or

(ii)                                  cause or permit the obligations under such debentures to be due and payable prior to the stated maturity thereof;

(f)                                   except during an event of default under and as defined in the indenture or agreement governing such debentures and provided the Borrower is in compliance with all applicable securities laws and such common shares are qualified for distribution as required and listed on the Toronto Stock Exchange or another national securities exchange, payments of interest or principal due and payable under such debentures can be satisfied, at the option of the Borrower, by delivering common shares of the Borrower in accordance with the indenture or agreement governing such debentures (whether such common shares of the Borrower are received by the holders of such debentures as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures); and

(g)                                  the holders of such debentures, or an authorized trustee on their behalf, have upon request by the Agent entered into an agreement with the Borrower and the Agent that is in form and substance satisfactory to the Agent, acting reasonably, pursuant to which such holders or their agent has agreed and confirmed that the debentures are subordinated and postponed as provided for in this definition of “Convertible Debentures”;

“Credit Facilities” means, collectively, the Syndicated Facility, the Operating Facility and the Term Facility, and “Credit Facility” means any one of such credit facilities;

“DBNA” means the Depository Bills and Notes Act (Canada);

“Debenture” means a demand debenture in favour of the Agent substantially in the form of Schedule I-2, as supplemented, amended and replaced from time to time;

“Debt” means, with respect to the Borrower and its Subsidiaries at any time and as determined in accordance with GAAP without duplication, an amount equal to the aggregate of:

(a)                                 the aggregate amount of all obligations, liabilities and indebtedness which would be classified as indebtedness for borrowed money upon a consolidated balance sheet of the Borrower and its Subsidiaries; and

(b)                                 to the extent not included in paragraph (a) of this definition:

(i)                                     obligations arising pursuant to bankers’ acceptance facilities, note purchase facilities and commercial paper programs;

(ii)                                  letters of credit and letters of guarantee supporting obligations which would otherwise constitute Debt within the meaning of this definition or indemnities issued in connection therewith;

(iii)                               obligations evidenced by a bond, note, debenture or similar instrument;

(iv)                              obligations under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness or other debt obligations of any other Person and all other obligations incurred for the purpose of or having the effect of providing Financial Assistance to another Person in respect of such indebtedness or such other debt obligations, including endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(v)                                 all outstanding obligations secured by a Lien on any property of the Borrower or any of its Subsidiaries, whether or not assumed by them;

(vi)                              all indebtedness representing the deferred purchase price of any property, and under prepaid contracts;

(vii)                           all obligations created or arising under any conditional sales agreement or other title retention agreement, other than an operating lease or a premises lease;

(viii)                        all Capital Lease Obligations;

(ix)                              all Purchase Money Obligations;

(x)                                 all obligations under Sale and Lease-Back Transactions;

(xi)                              all obligations under Production Payment Transactions;

(xii)                           any amount by which current liabilities exceed current assets (with such current liabilities and current assets to be determined in accordance with GAAP on a consolidated basis); provided that if current assets exceed current liabilities, the surplus shall be deducted in calculating Debt, and further provided that when calculating current assets and current liabilities for purposes of this subsection, amounts arising from the unrealized portion of any hedging gains or, if such hedges comply with this Agreement, losses shall not be included in such calculation;

(xiii)                        deferred revenues relating to third party obligations;

(xiv)                       the redemption amount of any capital where the holder of such capital has the option to require the redemption of such capital for cash or property (other than shares) and/or payment of redemption amounts at any time prior to the earliest Maturity Date then in effect;

(xv)                          all mark to market losses under any Hedge Agreement which are due and owing; and

(xvi)                       all obligations to purchase any of the foregoing items or to advance or otherwise supply funds for payment of any of the foregoing of other entities;

but shall exclude:

(A)                               Convertible Debentures; provided that all indebtedness and obligations arising under or in connection with such Convertible Debentures and the Convertible Debenture Documents governing same remain fully postponed and subordinated to the Loan Indebtedness, the Secured Swap Obligations and the Cash Management Obligations in the manner outlined in the definition of Convertible Debentures

(B)                               those obligations arising under the Grafton Documents which are secured by the Grafton GSA, so long as any Liens created thereunder are subordinated pursuant to the Grafton Subordination Agreement; and

(C)                               except as provided otherwise in (xii) above, each of the following:

(1)                                 current taxes payable and deferred taxes;

(2)                                 dividends payable;

(3)                                 accrued interest payable;

(4)                                 the unrealized portion of any hedging gains or losses;

(5)                                 liabilities in respect of decommissioning liabilities, allowances for dismantlement and site restoration and other deferred credits and liabilities; and

(6)                                 such other similar liabilities as may be agreed by the Majority Lenders from time to time;

“Debt Exchange Rate Swap Contract” has the meaning attributed thereto in Section 9.2(g)(i);

“Debt Interest Rate Swap Contract” has the meaning attributed thereto in Section 9.2(h)(i);

“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

“Defaulting Lender” means any Lender:

(a)                                 that has failed to fund any payment or its portion of any Loans required to be made by it hereunder;

(b)                                 that has notified the Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(c)                                  that has failed, within 3 Banking Days after request by the Agent, to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans;

(d)                                 that has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it hereunder within 3 Banking Days of the date when due, unless the subject of a good faith dispute;

(e)                                  that becomes insolvent, has been deemed insolvent, or becomes the subject of bankruptcy or insolvency proceedings; or

(f)                                   with respect to which the Agent has concluded, acting reasonably, and has advised the Lenders in writing, that it is of the view that there is a reasonable chance that such Lender shall become a Defaulting Lender pursuant to any of subparagraphs (a) to (e), inclusive, of this definition;

“Deposit Instrument” means a deposit instrument to be given to the Agent in conjunction with a Debenture, substantially in the form of Schedule I-3, as supplemented, amended and replaced from time to time;

“Designated Lending Branch” means, in relation to a Lender, the branch or office designated from time to time in writing to the Agent by such Lender as the branch or office from which such Lender funds its Pro Rata Share of the Loans and to which the Agent is to forward payments by the Borrower hereunder, the initial branch or office being as set forth opposite such Lender’s name on the signature pages hereof;

“Discount Note” means a non-interest bearing promissory note of the Borrower, denominated in Cdn. Dollars, issued by the Borrower to a Non-BA Lender as part of a BA Issue substantially in the form attached as Schedule C or such other form as may be agreed to by the Agent, the Borrower and such Non-BA Lender;

“Disruption Event” has the meaning ascribed to that term in Section 12.3;

“Distribution” means:

(a)                                 any payment or other distribution of any kind or nature whereby any production or revenues derived from the assets of the Borrower or any Material Subsidiary are paid or distributed to any holder of shares, partnership units or trust capital of the Borrower or a Material Subsidiary (other than to the extent the holder is the Borrower or another Material Subsidiary), or to any Affiliate of such holder;

(b)                                 any declaration, order, setting aside for payment or payment of dividends or other capital distributions (other than by way of issuance of shares, partnership units or trust capital) by the Borrower or any Material Subsidiary, other than to the Borrower or another Material Subsidiary;

(c)                                  any redemption, retraction, retirement, purchase or other acquisition of shares, partnership units or trust capital (or any option or other right to acquire shares, partnership units or trust capital), directly or indirectly (other than by way of issuance of shares, partnership units or trust capital), in the capital of the Borrower or any Material Subsidiary, other than in the case of a Material Subsidiary by the Borrower or another Material Subsidiary;

(d)                                 any payment of principal, interest, fees, redemption amounts or other amounts in respect of Debt by the Borrower or any Material Subsidiary owed to any Affiliate of any of them (other than to the Borrower or a Material Subsidiary); or

(e)                                  any transfer of property by the Borrower or any Material Subsidiary for a consideration less than fair market value or on non-arms’ length terms to any Person other than the Borrower or a Material Subsidiary;

and for greater certainty, no payments of interest, principal or other amounts owing pursuant to any Convertible Debenture Document shall be a “Distribution” for the purposes hereof;

“Drawdown” means any Advance which results in an increase in the Outstanding Principal;

“Drawdown Date” means the date on which a Drawdown occurs;

“Effective Date” means the date on which all of the conditions set forth in Section 10.1 have been satisfied (or waived in writing by the Lenders in accordance with Section 10.3);

“Election Date” has the meaning attributed thereto in Section 2.2(b);

“Environment” means each and every component of the earth, including all layers of the atmosphere, air, land (including all underground spaces and cavities and all lands submerged under water), soil, water (including surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition;

“Environmental Certificate” means an Officer’s Certificate in substantially the form attached as Schedule H, relating to certain environmental matters;

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, claims, orders, Liens, notices of non-compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including:

(a)                                 any action, claim or order by a Governmental Authority for enforcement, clean-up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and

(b)                                 any action or claim by a Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the Environment;

“Environmental Laws” means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including with respect to occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods;

“Equivalent Amount” means, on any date, the equivalent amount in Cdn. Dollars or U.S. Dollars, as the case may be, after giving effect to a conversion of a specified amount of U.S. Dollars to Cdn. Dollars or of Cdn. Dollars to U.S. Dollars, as the case may be, at the Noon Rate;

“Event of Default” means each of the events described in Section 11.1;

“Excess Cash” means any cash or cash equivalents of the Borrower and any Subsidiary that, when taken as a whole, is in excess of $15,000,000 for a period of more than three Banking Days, provided that an amount equal to any deposit received by the Borrower or any Subsidiary (whether paid to the Borrower or such Subsidiary or into escrow) in connection with any Permitted Disposition will be excluded from the determination of “Excess Cash”.

“Exchange Rate Swap Contracts” mean Debt Exchange Rate Swap Contracts and Non-Debt Exchange Rate Swap Contracts, and “Exchange Rate Swap Contract” means either of them, as applicable;

“Existing BA’s” means the Bankers’ Acceptances described in Schedule K;

“Existing Letters of Credit” means those Letters of Credit described in Schedule L;

“Existing Security” means:

(a)                                 an amended and restated Debenture dated December 11, 2013 from the Borrower in the principal amount of $1,000,000,000 and an Amended and Restated Deposit Instrument dated December 11, 2013 in respect thereof; and

(b)                                 the JV Subordination Agreements;

“Existing Swap Obligations” mean those existing Swap Obligations of the Borrower or the Material Subsidiaries with a Swap Lender as of the date hereof;

“Extending Lenders” has the meaning attributed thereto in Section 2.2(b);

“Extension Request” means a written request from the Borrower to the Agent substantially in the form attached as Schedule J, requesting an extension of the Maturity Date for the Syndicated Facility and the Operating Facility;

“Federal Funds Rate” means, for any day, the rate of interest per annum set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the Federal Reserve Board (including any such successor), “H.15(519)” for such day opposite the caption “Federal Funds (Effective)”and, if on any day such rate is not yet published in H. 15(519), the rate for such day will be the rate set forth in the Composite 3:30 p.m. Quotations for US Government Securities, or any successor publication, for such day published by the Federal Reserve Board (the “Composite 3:30 p.m. Quotations”) under the caption “Federal Funds Effective Rate”; provided that if such rate is not yet published in either H.15(519) or the Composite 3:30 p.m. Quotations, such rate will be the average of the interest rates per annum quoted for such day on overnight Federal funds (such words to have the meaning generally given to them by money market brokers of recognized standing doing business in the United States of America) transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent;

“Ferrier JVA” means the Ferrier Facilities Joint Venture Agreement effective as of December 1, 2012 between the Borrower and the Participants, as such term is defined therein;

“Ferrier JV Subordination Agreement” means the subordination agreement effective as of December 1, 2012 between the Borrower, on its own behalf and as manager on behalf of the Participants (as that term is defined in the Ferrier JVA), and the Agent, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

“Financial Assistance” means providing or agreeing to provide (either directly or indirectly) financial assistance to any Person including financial assistance by way of a loan, guarantee, share purchase, equity contribution or any credit support arrangement of any nature whatsoever;

“Financial Statements” means the financial statements (including the notes thereto) of the Borrower or a Material Subsidiary, as the context requires, which shall be consolidated unless expressly provided otherwise and shall include a balance sheet, a statement of earnings (or loss) and a statement of cash flows, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated in accordance with GAAP;

“Fiscal Quarter” means a three month period ending on March 31, June 30, September 30 or December 31 of a Fiscal Year;

“Fiscal Year” means a twelve month period ending on December 31;

“GAAP” means generally accepted accounting principles in effect from time to time in Canada as determined in the Handbook of the Canadian Institute of Chartered Accountants, including where applicable under the International Financial Reporting Standards;

“Governmental Authority” means:

(a)                                 any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances;

(b)                                 any Person acting under the authority of any of the foregoing or under a statute, rule or regulation thereof; and

(c)                                  any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances;

“Governmental Authorization” means, in respect of any transaction, Person or event, any authorization, exemption, license, permit, franchise or approval from, or any filing or registration with, any Governmental Authority applicable to such transaction, Person or event or to any of such Person’s business, undertaking or property, including those required under any Environmental Law, and “Governmental Authorizations” means any and all of the foregoing;

“Grafton” means Grafton Energy Co. I Ltd., and its successors and assigns under each Grafton Document;

“Grafton Documents” means the Grafton Drilling Program Agreement, the Grafton Side Letter, and the Grafton GSA, each as may be further amended, amended and restated, modified, replaced, restated or supplemented from time to time in accordance with this Agreement;

“Grafton Drilling Program Agreement” means the drilling program agreement dated as of June 26, 2013 between the Borrower and Grafton, including all schedules thereto, as may be further amended, amended and restated, modified, replaced, restated or supplemented from time to time in accordance with this Agreement;

“Grafton GSA” means the general security agreement dated as of June 26, 2013 granted by the Borrower to Grafton, as such general security agreement may be amended, amended and restated, modified, replaced, restated or supplemented from time to time in accordance with the terms hereof;

“Grafton Side Letter” means the letter agreement dated as of June 26, 2013 between the Borrower and Grafton, as may be further amended, amended and restated, modified, replaced, restated or supplemented from time to time in accordance with the terms hereof;

“Grafton Subordination Agreement” means the intercreditor and subordination agreement effective as of June 26, 2013 between the Borrower, Grafton and the Agent, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

“Guarantee” means a guarantee to be given by each Material Subsidiary in favour of the Agent substantially in the form of Schedule “I-1”, as supplemented, amended and replaced from time to time;

“Hazardous Materials” means any and all hazardous substances, toxic waste, contaminants, pollutants or related materials, any products of waste, or any other contaminants, pollutants, substances or products declared to be waste, hazardous or toxic under Environmental Laws;

“Hedge Agreements” has the meaning attributed thereto in Section 9.2(j);

“Hedge Monetization” means the termination, restructuring or unwinding of any Hedge Agreement (but, for certainty, excluding the termination thereof on the scheduled maturity date thereof) in respect of commodity prices which was in effect as of the most recent Borrowing Base determination which has resulted in proceeds being paid to the Borrower or a Material Subsidiary;

“Independent Engineering Report” means a report prepared by an independent petroleum engineer or engineers approved by the Lenders, acting reasonably, to be dated effective on or about January 1 of the calendar year in which such report is to be delivered by the Borrower pursuant to Section 9.1(d) (or such other date as may be acceptable to the Agent depending upon the purpose for which such report is delivered to the Agent), which report (a) covers all of the Borrowing Base Properties which account for not less than 90% of the Borrowing Base (and is supplemented by an Internal Reserves Change Report for any Borrowing Base Properties not covered thereby), (b) is certified by the independent petroleum engineer or engineers, (c) is prepared in accordance with established criteria generally accepted in the oil and gas industry and standards customarily used by such independent petroleum engineer or engineers in making determinations and appraisals, (d) is based upon assumptions, methods of calculation, estimates and projections fully disclosed in such report and which are satisfactory to the Lenders, acting reasonably, and (e) contains a statement of any changes in assumptions, methods of calculations or data base from the previous engineering report delivered by the Borrower pursuant to Section 9.1(d) or otherwise pursuant hereto;

“Interest Payment Date” means:

(a)                                 in relation to a Prime Loan or USBR Loan, the first Banking Day after the end of a month; and

(b)                                 in relation to a LIBOR Loan, the last day of each applicable LIBOR Period and, if any LIBOR Period is longer than three months, the last Banking Day of each such three month period during such LIBOR Period;

“Interest Rate Swap Contracts” means Debt Interest Rate Swap Contracts and Non-Debt Interest Rate Swap Contracts, and “Interest Rate Swap Contract” means either of them, as applicable;

“Internal Reserves Change Report” means a report prepared by a petroleum engineer or engineers who may be employees of the Borrower, to be dated effective on or about August 31 of the calendar year in which such report is to be delivered by the Borrower pursuant to Section 9.1(d) (or such other date as may be acceptable to the Agent), which report identifies all material changes and additions to, and deletions from, the reserves associated with the Borrowing Base Properties since the date of the last Independent Engineering Report delivered by the Borrower to the Agent, having regard to the Borrowing Base most recently determined or re-determined by the Lenders, and in connection with that report the Borrower shall make available to the Agent upon request by the Agent all data, information and materials which would be required by an independent petroleum engineer in order to prepare an Independent Engineering Report for the Borrowing Base Properties which are subject to such changes, additions or deletions, and any other information as the Agent may reasonably request;

“JV Subordination Agreements” means the Alder JV Subordination Agreement, the Ferrier JV Subordination Agreement, the Grafton Subordination Agreement, the Willesden JV Subordination Agreement and the [Name redacted] Consent and Acknowledgement;

“Law” means all constitutions, treaties, laws (including principles of common law and equity), statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any and all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Authority, and any policies of any Governmental Authority;

“LC Fee” means the fee charged by the Operating Facility Lender for issuing a Letter of Credit under Section 3.6;

“LC Issue” means the issuance of a Letter of Credit by the Operating Facility Lender;

“Lenders” means the Persons named on the signature pages hereto as Lenders and any other Persons which become party to this Agreement as Lenders pursuant to Article 15 and their respective successors and permitted assigns, and “Lender” means any one of them, as the context requires; provided that “Lenders” shall exclude the Operating Facility Lender where the context relates only to the Syndicated Facility and/ or the Term Facility, as the case may be;

“Letter of Credit” or “LC” means a standby or documentary letter of credit or letter of guarantee in Cdn. Dollars or U.S. Dollars issued by the Operating Facility Lender at the request of the Borrower pursuant to this Agreement;

“LIBOR” means the rate of interest per annum (rounded upwards to the nearest 1/16%) determined by the Agent with reference to Reuters Page LIBOR01 (or any successor or substitute page or service providing quotations of interest rates applicable to U.S. dollar deposits in the London interbank market comparable to those currently provided on such page, as determined by the Agent from time to time) at or about 11:00 a.m. London, England time on the second Banking Day prior to the first day of the applicable LIBOR Period; and provided that if the Reuters Page LIBOR 01 (or any successor or substitute page or service) is unavailable, then LIBOR shall mean the per annum rate of interest (rounded upwards to the nearest 1/16%), based on a 360 day year, as determined by the Agent at or about 11:00 a.m. London, England local time, or as soon thereafter as practicable, on the second Banking Day prior to the first day of the applicable LIBOR Period offered to the Agent by leading banks in the London Interbank market for the placing of US dollar deposits with the Agent having a term comparable to such LIBOR period and in an amount equal to or nearest to the principal amount of the applicable LIBOR Loan and for the same period. Notwithstanding the foregoing, if the rate for “LIBOR” is determined to be less than zero, LIBOR shall be deemed to be zero;

“LIBOR Loan” means an Advance in U.S. Dollars for which LIBOR is the reference interest rate;

“LIBOR Period” means, in relation to a LIBOR Loan, the interest period selected by the Borrower hereunder, commencing on the relevant Drawdown Date, Rollover Date or Conversion Date for such LIBOR Loan; provided that:

(a)                                 each LIBOR Period shall have a term of approximately one, two, three or six months and shall be subject to the availability of a market for LIBOR Loans of such term;

(b)                                 the last day of each LIBOR Period shall be also the first day of the next LIBOR Period in the case of a Rollover;

(c)                                  the last day of each LIBOR Period shall be a Banking Day and if the last day of a LIBOR Period selected by the Borrower is not a Banking Day the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the next Banking Day following the last day of the LIBOR Period selected unless such next following Banking Day falls in the next calendar month in which event the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the Banking Day preceding the last day of the LIBOR Period selected by the Borrower; and

(d)                                 the last day of all LIBOR Periods for all LIBOR Loans shall be on or prior to the applicable Maturity Date;

“Lien” means any mortgage, charge, pledge, lien, hypothec, assignment by way of security, lease, conditional sale or title retention agreement (including a capital lease but excluding an operating lease or a premises lease), security created under the Bank Act (Canada) or any other encumbrance or security interest, howsoever created or arising, whether fixed or floating, legal or equitable, perfected or otherwise, and any other interest in property or assets that secures payment or performance of an obligation, but does not include a right of set-off unless such right is intended to secure payment or performance of an obligation;

“Loan” means a Prime Loan, a USBR Loan, a LIBOR Loan, a BA Issue or a LC Issue;

“Loan Documents” means this Agreement, the Security Documents and all other agreements, instruments and documents contemplated or provided for hereunder or thereunder (excluding any Hedge Agreements);

“Loan Indebtedness” means the aggregate, at any time, (but without duplication) of:

(a)                                 all Outstanding Principal;

(b)                                 all accrued and unpaid interest including interest on overdue and unpaid interest payable by the Borrower hereunder; and

(c)                                  all fees, indemnities and other amounts payable by the Borrower or any of the Material Subsidiaries hereunder or under the other Loan Documents;

“Majority Lenders” means:

(a)                                 during the continuance of a Default, Event of Default or a Borrowing Base Shortfall, Lenders owed at least 66 2/3% of the Equivalent Amount in Cdn. Dollars of the aggregate Outstanding Principal at such time; and

(b)                                 at any other time, Lenders holding at least 66 2/3% of the Total Commitment at such time;

provided that if at any time there are only two Lenders and each Lender holds no less than 25% of the Total Commitment, “Majority Lenders” shall mean both such Lenders;

“Material Acquisition” means any acquisition (including one which is completed by way of a series of related transactions) by the Borrower or any Material Subsidiary of shares or other assets which increases the consolidated assets of the Borrower as shown on the most current consolidated financial statements of the Borrower by more than an amount equal to five percent (5%) of the Borrowing Base in effect at the time of such acquisition;

“Material Adverse Change” means a material adverse change in:

(a)                                 the financial condition of the Borrower and the Material Subsidiaries taken as a whole;

(b)                                 the ability of the Borrower or any Material Subsidiary to perform its obligations under any of the Loan Documents to which it is a party;

(c)                                  the property, business, operations or liabilities of the Borrower and the Material Subsidiaries taken as a whole;

(d)                                 the lending value of the oil and gas properties of the Borrower and the Material Subsidiaries taken as a whole;

(e)                                  the validity or enforceability of any Loan Document; or

(f)                                   the priority ranking of any Security, or the rights or remedies intended or purported to be granted to the Agent or any Lender under or pursuant to this Agreement or any other Loan Document;

“Material Adverse Effect” means any event, circumstance, occurrence or change which has or could reasonably be expected to have a material adverse effect on:

(a)                                 the financial condition of the Borrower and the Material Subsidiaries taken as a whole;

(b)                                 the ability of the Borrower or a Material Subsidiary to perform its obligations under any of the Loan Documents to which it is a party;

(c)                                  the property, business, operations or liabilities of the Borrower and the Material Subsidiaries taken as a whole;

(d)                                 the lending value of the oil and gas properties of the Borrower and the Material Subsidiaries taken as a whole;

(e)                                  the validity or enforceability of any Loan Document; or

(f)                                   the priority ranking of any Security, or the rights or remedies intended or purported to be granted to the Agent or any Lender under or pursuant to this Agreement or any other Loan Document;

“Material Disposition” means any disposition (including one which is completed by way of a series of related transactions) by the Borrower or any Material Subsidiary of shares or other assets which decreases the consolidated assets of the Borrower as shown on the most current consolidated financial statements of the Borrower by more than an amount equal to five percent (5%) of the Borrowing Base in effect at the time of such disposition;

“Material Subsidiary” means:

(a)                                 any Subsidiary of the Borrower, which Subsidiary from time to time owns, or has the right to acquire, any interest in or to a Borrowing Base Property;

(b)                                 any other Subsidiary of the Borrower, designated as such by written notice from the Borrower to the Agent in accordance with Section 2.11(a), unless and until any such entity is designated as no longer being a Material Subsidiary in accordance with Section 2.11(b);

“Maturity Date” means:

(a)                                 in the case of the Syndicated Facility and the Operating Facility, July 1, 2017, provided that such date may be extended or accelerated pursuant to the provisions hereof, and provided further that in the event there are Non-Extending Lenders, there will be different Maturity Dates among the applicable Lenders as provided for in Section 2.2; and

(b)                                 in the case of the Term Facility, November 11, 2016, provided that such date may be accelerated pursuant to the provisions hereof;

“Minor Title Defects” means with respect to the Borrowing Base Properties, minor defects or irregularities in the title of the Borrower or any Material Subsidiary to that property which do not in the aggregate materially adversely affect the marketability of that Borrowing Base Property or the right of the Borrower or any Material Subsidiary to receive its share of the production generated by that property or the income therefrom;

“NBC” means National Bank of Canada;

“New Rules” has the meaning attributed thereto in Section 12.1(d);

“Non-BA Lender” means:

(a)                                 a Lender that is resident in Canada for the purposes of the Income Tax Act (Canada) but that is not a Canadian chartered bank or a Schedule III Lender; or

(b)                                 a Lender that elects not to accept Bankers’ Acceptances for all or any part of its Pro Rata Share of any BA Issue;

and for greater certainty but without limiting the foregoing, Alberta Treasury Branches shall be a Non-BA Lender under this Agreement;

“Non-Debt Exchange Rate Swap Contract” has the meaning attributed thereto in Section 9.2(g)(ii);

“Non-Debt Interest Rate Swap Contract” has the meaning attributed thereto in Section 9.2(h)(ii);

“Non-Extending Lender” has the meaning attributed thereto in Section 2.2(c);

“Noon Rate” means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions by the Agent or the Operating Facility Lender, as applicable, in Toronto, Ontario in accordance with its normal practice) at approximately 12:00 noon (Toronto, Ontario time) on:

(a)                                 for actual foreign exchange transactions, the Banking Day that such conversion is to be made; and

(b)                                 for the purpose of calculating Outstanding Principal or other informational purposes hereunder, the Banking Day immediately preceding the Banking Day on which such calculation or determination is to be made;

“Normal Course Issuer Bids” means direct or indirect purchases by the Borrower on the Toronto Stock Exchange, the New York Stock Exchange or any other public stock exchange on which its shares trade of its own shares for purposes of cancelling those shares;

“Notice of Drawdown” means a written irrevocable notice from the Borrower to the Agent or the Operating Facility Lender, as applicable, substantially in the form attached as Schedule D, requesting a Drawdown;

“Notice of Rollover/Conversion/Repayment” means a written irrevocable notice from the Borrower to the Agent or the Operating Facility Lender, as applicable, substantially in the form attached as Schedule E, requesting a Rollover or Conversion or advising of a repayment or prepayment of any Loan, as applicable;

“NPV 10% Value” means, in respect of any Borrowing Base Properties, the “NPV 10% proved value (before tax)” attributed to such Borrowing Base Property in the most recent Independent Engineering Report;

“O’Chiese Joint Venture Agreements” means the joint venture agreements dated February 1, 2011, August 1, 2011 and December 19, 2012 between Borrower and O’Chiese Energy Limited Partnership, including all schedules thereto, as may be further amended, amended and restated, modified, replaced, restated or supplemented from time to time;

“Officer’s Certificate” means a certificate signed by a senior officer of the Borrower;

“Old System Issuer” means a Lender, other than a Non-BA Lender, who elects not to accept bankers’ acceptances as depository bills under the DBNA;

“Operating Facility” means the operating credit facility established by Section 2.1(a)(ii);

“Operating Facility Advance” means an Advance made only by the Operating Facility Lender pursuant to the Operating Facility Commitment;

“Operating Facility Commitment” means the maximum principal amount the Operating Facility Lender has agreed to make available to the Borrower under the Operating Facility as set forth in Schedule A, subject to reduction, adjustment, cancellation or termination in accordance with the terms hereof;

“Operating Facility Lender” means NBC or such other Lender as may be agreed to by the Borrower, the Agent and such other Lender;

“Outstanding Principal” means the aggregate, at any time, of:

(a)                                 the aggregate outstanding principal amount of all Prime Loans, USBR Loans, BA Equivalent Advances and LIBOR Loans;

(b)                                 the aggregate face amount of all outstanding and unpaid Bankers’ Acceptances; and

(c)                                  the aggregate face amount of all outstanding and undrawn Letters of Credit;

“Permitted Contest” means action taken by the Borrower or a Material Subsidiary in good faith by appropriate proceedings diligently pursued to contest any Taxes, claims or Liens, provided that:

(a)                                 the Borrower or the Material Subsidiary has established reasonable reserves therefor in accordance with GAAP;

(b)                                 proceeding with such contest would not reasonably be expected to have a Material Adverse Effect; and

(c)                                  proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the property or assets of the Borrower or its Material Subsidiaries;

“Permitted Debt” means:

(a)                                 Loan Indebtedness and Cash Management Obligations;

(b)                                 Debt secured by those Permitted Liens described in subsections (a), (b) and (g) of the definition of “Permitted Liens”, provided such Debt is within the applicable amount limitations provided for in such subsections;

(c)                                  Debt arising under Purchase Money Obligations, Capital Lease Obligations and Sale and Lease Back Transactions not exceeding, in the aggregate at any time, an amount equal to five percent (5%) of the Borrowing Base, as determined at the time the agreement respecting the applicable Purchase Money Obligation, Capital Lease Obligation or Sale and Lease-Back Transaction is executed and delivered;

(d)                                 Debt of the Borrower to a Material Subsidiary, or from a Material Subsidiary to another Material Subsidiary or to the Borrower, provided that prior to or concurrently with such Debt arising or being created the Material Subsidiary has provided the Security as required by Section 9.1(n);

(e)                                  if and only to the extent the Majority Lenders provide their prior written consent, Subordinated Debt provided that there is no Default, Event of Default or Borrowing Base Shortfall in existence at the time such Debt is incurred and no Default, Event of Default or Borrowing Base Shortfall would result therefrom, and further provided that (1) the Borrower shall have provided the Agent with a copy of all indentures and other agreements pertaining to such Debt so that the Agent and the Lenders have sufficient time to review and approve same prior to any such Debt incurrence, (2) the Borrower shall have advised the Agent of the annual interest costs of servicing such Debt (or the maximum anticipated annual interest costs, in a case where the final principal amount or interest rate applicable to such Debt has not yet been set) so that each Lender has sufficient time to, in accordance with its customary practices, make any adjustments to its Borrowing Base determination prior to any such Debt incurrence to take into account the cash flow required to service such Debt, and (3) the Borrowing Base shall have been redetermined in accordance with the provisions of Section 2.8 prior to any such Debt incurrence (except that the Borrower shall not be required to provide any Independent Engineering Report or Internal Reserves Change Report in connection with such a redetermination); and

(f)                                   the Unsecured Note Debt previously issued by the Borrower pursuant to an indenture dated May 21, 2015 between the Borrower and U.S Bank National Association, being 8.5% senior notes in the aggregate principal amount of U.S. $250,000,000, and in addition, if and only to the extent the Majority Lenders provide their prior written consent, (i) Unsecured Note Debt provided that there is no Default, Event of Default or Borrowing Base Shortfall in existence at the time such Debt is incurred and no Default, Event of Default or Borrowing Base Shortfall would result therefrom, and further provided that effective upon the issuance of such Unsecured Note Debt, the Borrowing Base shall have been adjusted as provided for in Section 2.8(n) hereof; and (ii) any refinancing of Unsecured Note Debt except that Lender consent is not required to the extent that the Debt arising from such refinancing (the “Unsecured Note Debt Refinancing”) satisfies each of the following requirements: (1) the Unsecured Note Debt Refinancing is Unsecured Note Debt; (2) the proceeds from the Unsecured Note Debt Refinancing are, within 35 days of the closing of the Unsecured Note Debt Refinancing, applied to repay indefeasibly and in full the Unsecured Note Debt that is being refinanced, provided that immediately upon receipt of such proceeds the Borrower shall forward same to Agent for application against the Outstanding Principal under the Credit Facility until the proceeds are used to repay the refinanced Unsecured Note Debt; (3) the principal amount of the Unsecured Note Debt Refinancing does not exceed the principal amount of the Unsecured Note Debt that is being refinanced plus all accrued interest on such Unsecured Note Debt and the amount of all fees and expenses, including premiums, incurred in connection with the refinancing; (4) the applicable rate of interest (excluding the default rate of interest) under the Unsecured Note Debt Refinancing does not exceed the rate of interest provided for in the Unsecured Note Debt that is being refinanced, or if such applicable rate of interest is higher then the Borrowing Base shall have first been adjusted as provided for in Section 2.8(n) hereof; (5) the default rate of interest payable under the Unsecured Note Debt Refinancing does not exceed the default rate of interest provided for in the Unsecured Note Debt that is being refinanced; (6) the fees charged in connection with the Unsecured Note Debt Refinancing do not exceed what is customary in the Canadian unsecured note debt market at the time such Unsecured Note Debt Refinancing is being completed; (7) the scheduled date for payment of principal under the Unsecured Note Debt Refinancing is not earlier than the scheduled date for payment of principal under the Unsecured Note Debt that is being refinanced; (8) the Unsecured Note Debt Refinancing does not otherwise include any terms that would materially increase the obligations of the Borrower or any Material Subsidiaries relative to the terms in the Unsecured Note Debt that is being refinanced, or confer additional rights on the holders of the notes under the Unsecured Note Debt Refinancing in a manner materially adverse to the Borrower, the Material Subsidiaries or the Lenders, including provisions which are more onerous for the Borrower or a Material Subsidiary respecting: mandatory principal repayment obligations; covenants (positive, negative, financial or otherwise); redemption, prepayment, repurchase, tender or defeasance obligations; and defaults or events of default; and (9) the Unsecured Note Debt Refinancing does not contravene the provisions of the Credit Agreement;

“Permitted Dispositions” means any:

(a)                                 sale or disposition of Borrowing Base Properties (and related tangibles) resulting from any pooling or unitization entered into in the ordinary course of business and in accordance with sound industry practice when, in the reasonable judgment of the Borrower or a Material Subsidiary, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such Borrowing Base Properties, provided that the economic interest of the Borrower or any Material Subsidiary in such Borrowing Base Properties resulting from any such pooling or unitization is not, and could not reasonably be expected to be, materially changed;

(b)                                 abandonment or surrender (including allowing an interest to expire) of uneconomic Borrowing Base Properties in accordance with sound industry practice;

(c)                                  sale or disposition in the ordinary course of business and in accordance with sound industry practice of tangible personal property forming part of the Borrowing Base Properties that is obsolete or being replaced in the ordinary course of business;

(d)                                 sales or dispositions in connection with Sale and Lease-Back Transactions provided the Debt thereunder is permitted under subsection (c) of the definition of “Permitted Debt”;

(e)                                  sale or disposition of produced Petroleum Substances from Borrowing Base Properties in the ordinary course of business;

(f)                                   sale or disposition pursuant to the earning or conversion provisions in the Grafton Drilling Program Agreement, the CNOR Drilling Program Agreement and the O’Chiese Joint Venture Agreements;

(g)                                  sale or disposition of Borrowing Base Properties and related tangibles in the ordinary course of business for fair market value to third parties if the NPV 10% Value of the Borrowing Base Properties being sold or disposed of, together with the NPV 10% Value of the other Borrowing Base Properties so sold or disposed of in that Fiscal Year, does not exceed, in the aggregate, five percent (5%) of the Borrowing Base in effect at the time of such sale or disposition, or a greater percentage if unanimously agreed to in advance by the Lenders; provided that, notwithstanding the foregoing, from the Effective Date until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full, and at any time when there is a Borrowing Base Shortfall, the value of the Borrowing Base Properties being sold or disposed of shall not exceed, in the aggregate, $5,000,000;

(h)                                 sale or disposition of Borrowing Base Properties from the Borrower or a Material Subsidiary to an Unrestricted Subsidiary, provided that prior to or concurrently with such Unrestricted Subsidiary acquiring such Borrowing Base Properties, it becomes a Material Subsidiary and provides the Security as required by Section 9.1(n); and

(i)                                     sales or dispositions of Borrowing Base Properties from a Material Subsidiary to the Borrower or another Material Subsidiary, or from the Borrower to a Material Subsidiary, provided that prior to or concurrently with such Material Subsidiary acquiring such Borrowing Base Properties, it provides the Security as required by Section 9.1(n);

“Permitted Liens” means:

(a)                                 undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Law against the Borrower or a Material Subsidiary, as applicable, in respect of which no steps or proceedings to enforce such Lien have been initiated or which relate to obligations which are not due or delinquent, or if due or delinquent, is then the subject of a Permitted Contest and the aggregate amount of all such Permitted Contests does not at any time exceed $5,000,000 until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full and any Borrowing Base Shortfall has been cured and thereafter an amount equal to five percent (5%) of the Borrowing Base;

(b)                                 Liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of oil and gas properties or production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such Liens relate, for any of the Borrower’s or a Material Subsidiary’s, as applicable, portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent, or if due or delinquent, is then the subject of a Permitted Contest and the aggregate amount of all such Permitted Contests does not at any time exceed $5,000,000 until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full and any Borrowing Base Shortfall has been cured and thereafter an amount equal to five percent (5%) of the Borrowing Base;

(c)                                  to the extent a Lien is created thereby, a disposition of oil and gas properties resulting from any pooling or unit agreement entered into in the ordinary course of business when, in the Borrower’s or a Material Subsidiary’s reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties, provided that the Borrower’s or a Material Subsidiary’s resulting pooled or unitized interest is proportional (either on an acreage or reserve basis) to the interest contributed by it in the resulting oil and gas properties prior to such pooling or unitization and its obligations in respect thereof are not greater than its proportional share based on the interest acquired by it;

(d)                                 to the extent a Lien is created or constituted thereby (but subject to Section 9.2(c) as regards Borrowing Base Properties), farmout interests or overriding royalty interests, net profit interests, reversionary interests, carried interests and similar interests that are or were entered into with or granted to any Person in the ordinary course of business of the Borrower or a Material Subsidiary and in accordance with sound industry practice, in respect of any of the Borrower’s or a Material Subsidiary’s:

(i)                                   Borrowing Base Properties, provided that the economic interest of the Borrower or any Material Subsidiary in such properties resulting therefrom is not, and could not reasonably be expected to be, materially changed; or

(ii)                                properties other than Borrowing Base Properties;

(e)                                  Liens for penalties arising under non-participation provisions of operating agreements in respect of any of the Borrower’s or a Material Subsidiary’s oil and gas properties, if such Liens do not materially detract from the value of any material part of the property of the Borrower and the Material Subsidiaries taken as a whole;

(f)                                   to the extent a Lien is created thereby, easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Borrower or a Material Subsidiary (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric lights and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of the Borrower or a Material Subsidiary, as applicable;

(g)                                  any Lien arising in connection with worker’s compensation, unemployment insurance, pension and employment Laws, provided that no amounts are due or delinquent under such Laws, or if due or delinquent, is then the subject of a Permitted Contest and the aggregate amount of all such Permitted Contests does not at any time exceed $5,000,000 until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full and any Borrowing Base Shortfall has been cured and thereafter an amount equal to five percent (5%) of the Borrowing Base;

(h)                                 to the extent a Lien is created thereby, the right reserved to or vested in any municipality or governmental or other public authority or any other lessor or grantor by the terms of any lease, license, franchise, grant or permit acquired by the Borrower or a Material Subsidiary, as applicable, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(i)                                     to the extent a Lien is created thereby, all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(j)                                    to the extent a Lien is created thereby, any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the oil and gas properties of the Borrower or a Material Subsidiary, as applicable;

(k)                                 Liens securing Purchase Money Obligations, Capital Lease Obligations and Sale and Lease Back Transactions not exceeding, in the aggregate at any time, $5,000,000 until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full and any Borrowing Base Shortfall has been cured and thereafter an amount equal to five percent (5%) of the Borrowing Base, in each case as determined at the time the agreement respecting the applicable Purchase Money Obligation, Capital Lease Obligation or Sale and Lease-Back Transaction is executed and delivered;

(l)                                     public and statutory Liens not yet due and similar liens arising by operation of Law;

(m)                             the Security;

(n)                                 any Lien from time to time disclosed by the Borrower to the Lenders and which is consented to by the Lenders;

(o)                                 Liens created in the ordinary course of business to secure surety or performance bonds, provided that the aggregate amount of all such surety and performance bonds does not exceed $5,000,000 until and ending at such time as the mandatory repayments under

Section 6.1(f) have been made in full and any Borrowing Base Shortfall has been cured and thereafter an amount equal five percent (5%) of the Borrowing Base;

(p)                                 Liens securing the Borrower’s obligations under the Willesden JVA provided such Liens are subordinated pursuant to the Willesden JV Subordination Agreement;

(q)                                 Liens securing the Borrower’s obligations under the Alder JVA provided such Liens are subordinated pursuant to the Alder JV Subordination Agreement;

(r)                                    Liens securing the Borrower’s obligations under the Ferrier JVA provided that such Liens are subordinated pursuant to the Ferrier JV Subordination Agreement;

(s)                                   Liens created under the Grafton Documents, provided such Liens are subject to the Grafton Subordination Agreement; and

(t)                                    Liens under the [Name redacted] Rental Agreement, provided such Liens are subject to the [Name redacted] Consent and Acknowledgment;

“Person” means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an “entity”) and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity;

“Petroleum Substances” means petroleum, bitumen, natural gas, coal bed methane, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing;

“Plan” has the meaning attributed thereto in Section 9.1(aa);

“P&NG Rights” means all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”, of the Borrower or any Material Subsidiary at such time in and to any, or such as are stipulated, of the following, by whatever name the same are known:

(a)                                 rights to explore for, drill for, produce, take, save or market Petroleum Substances from or allocated to the Borrower’s or any Material Subsidiary’s lands or lands with which the same have been pooled, unitized or otherwise combined;

(b)                                 rights to a share of the production of Petroleum Substances from or allocated to the Borrower’s or any Material Subsidiary’s lands or lands with which the same have been pooled, unitized or otherwise combined;

(c)                                  rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances from or allocated to the Borrower’s or any Material Subsidiary’s lands or lands with which the same have been pooled, unitized or otherwise combined;

(d)                                 rights of the Borrower’s or any Material Subsidiary’s in lands or documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges; and

(e)                                  rights to acquire any of the above rights described in paragraphs (a) through (d) of this definition;

and includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests and other economic interests;

“Prime Loan” means an Advance in Cdn. Dollars for which the Prime Rate is the reference interest rate;

“Prime Rate” means, for any day, the greater of:

(a)                                 the variable rate of interest (expressed as a rate per annum) which the Agent (in the case of a Prime Loan under the Syndicated Facility or the Term Facility) or the Operating Facility Lender (in the case of a Prime Loan under the Operating Facility), establishes from time to time as the reference rate of interest which it employs in order to determine the interest rate it will charge for demand loans in Cdn. Dollars to its commercial customers in Canada and which it designates as its prime rate; and

(b)                                 the average annual rate (rounded upwards, if necessary, to 0.01%) as determined by the Agent or the Operating Facility Lender, as applicable, as being the average of the “BA 1 month” CDOR rate applicable to bankers’ acceptances in Canadian Dollars displayed and identified as such on the “Reuters Screen CDOR Page” (as defined in the International Swap and Derivatives Association, Inc. definitions, as modified and amended from time to time) plus [rate redacted]%; provided that if such rates do not appear on the Reuters Screen CDOR Page as contemplated, then the CDOR rate on any day shall be calculated as the arithmetic average of the 30-day discount rates applicable to bankers’ acceptances in Canadian Dollars quoted by three major Canadian Schedule I chartered banks chosen by the Agent or the Operating Facility Lender, as applicable, as of approximately 10:00 a.m. on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day;

provided that if for any reason the rate in (b) immediately above is unavailable, then the “Prime Rate” shall be the rate specified in (a) immediately above;

“Prior Credit Agreement” means the Amended and Restated Credit Agreement dated as of May 30, 2014, among the Borrower, the Agent and the Lenders, as amended from time to time prior to the Effective Date;

“Production Payment Transaction” means the sale (including any forward sale) or other transfer of petroleum or natural gas substances, chemicals, minerals or other products of the Borrower or a Material Subsidiary, whether in place or when produced from specified land, for a period of time until, or for an amount such that, the purchaser will receive a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products with the result that the Borrower or a Material Subsidiary will have a continuing obligation to deliver such products without being entitled to receive payment for same at or after delivery;

“Pro Rata Basis” means:

(a)                                 at any time and in relation to the Syndicated Facility, subject to Section 2.2(f), in proportion to the respective Syndicated Facility Commitments of each Syndicated Facility Lender at such time; and

(b)                                 at any time and in relation to the Term Facility, in proportion to the respective Term Facility Commitments of each Term Facility Lender at such time;

“Pro Rata Share” means:

(a)                                 at any time and in relation to any Syndicated Facility Lender and any amount, subject to Section 2.2(f), the proportionate share of such amount which is calculated by multiplying such amount by a fraction, the numerator of which is the Syndicated Facility Commitment of such Lender at such time and the denominator of which is the Total Syndicated Facility Commitment at such time; and

(b)                                 at any time and in relation to any Term Facility Lender and any amount, the proportionate share of such amount which is calculated by multiplying such amount by a fraction, the numerator of which is the Term Facility Commitment of such Lender at such time and the denominator of which is the Total Term Facility Commitment at such time;

“Purchase Money Obligation” means any secured Debt of the Borrower or any Material Subsidiary created or assumed to finance any part of the purchase price of real or tangible personal property, and including any extensions, renewals or refunding of any such Debt, provided that the principal amount of such Debt outstanding on the date of such extension, renewal or refunding is not increased and further provided that the Lien given in respect of such Debt shall not extend to any property other than the property acquired in connection with which such Debt was created or assumed, any proceeds thereof and fixed improvements, if any, erected or constructed thereon;

“Release” means any release, seepage, spill, emission, leak, escape, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping or migration into the environment including the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands or sub-surface strata;

“Reuters Screen Page CDOR” means the display designated as page CDOR on the Reuters Monitor Money Service or such other page as may, from time to time, replace the Reuters Screen Page CDOR on that service for the purpose of displaying bid quotations for bankers’ acceptances of leading Schedule I chartered banks;

“Rollover” means:

(a)                                 in relation to a LIBOR Loan, the continuation of all or any portion of such LIBOR Loan for an additional LIBOR Period after the initial or any subsequent LIBOR Period applicable thereto; and

(b)                                 in relation to a BA Issue, the issuance of new Bankers’ Acceptances in respect of all or any portion of Bankers’ Acceptances maturing at the end of the BA Period applicable thereto;

“Rollover Date” means the date on which a Rollover occurs;

“Sale and Lease-Back Transaction” means an arrangement under which title to any property or asset is transferred by a Person (the “transferor”) to another Person which leases or otherwise grants the right to use such property or asset to the transferor, including under the Alder JVA, the Willesden JVA, the Ferrier JVA, the [Name redacted] Rental Agreement and any similar arrangements;

“Schedule I Lender” means a Lender which is a Schedule I chartered bank under the Bank Act (Canada);

“Schedule II Lender” means a Lender which is a Schedule II chartered bank under the Bank Act (Canada);

“Schedule III Lender” means a Lender which is a Schedule III bank under the Bank Act (Canada);

“Secured Swap Obligations” means all indebtedness, obligations and liabilities of the Borrower or any Material Subsidiary under the Existing Swap Obligations and any Hedge Agreements entered into by the Borrower or any Material Subsidiary with any Swap Lender at any time after the date hereof (regardless of whether such Swap Lender ceases to be a Lender after such Hedge Agreements are entered into), but excluding, for certainty, any Hedge Agreements entered into by the Borrower or any Material Subsidiary with any Lender after such Lender’s Commitments have been fully cancelled in accordance with the terms hereof or after such Lender has assigned all of its rights to the Credit Facilities in accordance with Article 15;

“Security Documents” and “Security” means the documents described in Section 7.1 and any other documents which may be given to or held by the Agent or the Lenders from time to time to secure repayment of any or all of the Loan Indebtedness, the Secured Swap Obligations and the Cash Management Obligations, as such documents may be supplemented, amended or replaced from time to time;

“[Name redacted]  means [Name redacted], and its successors and assigns under the [Name redacted] Rental Agreement;

“[Name redacted] Consent and Acknowledgement” means the no interest letter, consent and acknowledgment dated as of May 2, 2016 between the Borrower, [Name redacted] and the Agent, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

“[Name redacted] Rental Agreement” means the rental agreement dated as of May 2, 2016 between the Borrower and [Name redacted], as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

“Subordinated Debt” means any Unsecured Debt which has all of the following characteristics:

(a)                                 upon and during the continuance of a Default or Event of Default or acceleration of the time for repayment of any of the Loan Indebtedness which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any) or interest under such Debt are subordinate and junior in right of payment to all such Loan Indebtedness and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such Debt;

(b)                                 upon distribution of the assets of the Borrower on any dissolution, winding up, total liquidation or reorganization of the Borrower (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Loan Indebtedness, Secured Swap Obligations and Cash Management Obligations shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such Debt;

(c)                                  the maturity date thereof shall be later than the latest Maturity Date at the time such Debt is incurred;

(d)                                 no principal payments thereon are required to be made (except upon acceleration after default but subject always to the subordination agreement referred to below) until after the latest Maturity Date at the time such Debt is incurred;

(e)                                  if a default occurs in respect of such Debt, the holders of such Debt are subject to a standstill period ending at least six months after the latest Maturity Date at the time such Debt is incurred;

(f)                                   the other material terms and conditions of such Debt are satisfactory to the Majority Lenders, acting reasonably; and

(g)                                  the holders of such Debt (or if applicable, their agent or trustee on their behalf) shall have entered into a subordination agreement with the Agent on terms and conditions satisfactory to the Majority Lenders, acting reasonably;

“Subsidiary” means, with respect to any Person, (a) any corporation in which greater than 50% of its stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation have or might have voting power by reason of the happening of any contingency unless such contingency has occurred and then only for so long as it continues) as of the time is owned by the Person directly or indirectly through Subsidiaries; and (b) any partnership, limited liability company, trust, association or other entity in which the Person directly or indirectly through Subsidiaries is either a general partner or has a greater than 50% equity interest at the time; provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Subsidiary” or “Subsidiaries” shall be and shall be deemed to be references to Subsidiaries of the Borrower;

“Swap Lender” means any Lender or any Affiliate thereof that is a party to an Existing Swap Obligation or that enters into a Hedge Agreement at any time on or after the date hereof (regardless of whether such Swap Lender ceases to be a Lender after such Hedge Agreement is entered into), but excluding, for certainty, any Hedge Agreement entered into by a Lender after its Commitments have been fully cancelled in accordance with the terms hereof or after it has assigned all of its rights under the Credit Facilities in accordance with Article 15;

“Swap Obligations” means obligations arising under any Hedge Agreement entered into by the Borrower or a Subsidiary to the extent of the net amount due or accruing due by the Borrower or a Subsidiary thereunder (determined by marking-to-market the same in accordance with its terms);

“Syndicated Facility” means the revolving credit facility established by Section 2.1(a)(i);

“Syndicated Facility Advances” means Advances made by the Syndicated Facility Lenders pursuant to the Syndicated Facility Commitments;

“Syndicated Facility Commitment” means, in relation to a Syndicated Facility Lender:

(a)                                 from the Effective Date until November 10, 2016, the maximum principal amount such Syndicated Facility Lender has agreed to make available to the Borrower under the Syndicated Facility as set forth in Schedule “A”-1, subject to reduction, adjustment, cancellation or termination pursuant to the terms hereof; and

(b)                                 from November 11, 2016 and onwards, the maximum principal amount such Syndicated Facility Lender has agreed to make available to the Borrower under the Syndicated Facility as set forth in Schedule “A”-2, subject to reduction, adjustment, cancellation or termination pursuant to the terms hereof;

“Syndicated Facility Lenders” means the Lenders providing Syndicated Facility Commitments;

“Syndicated Facility Outstandings” has the meaning ascribed to that term in Section 16.3;

“Taxes” means all present or future taxes of any nature and howsoever termed, including all license and documentation fees, income taxes, capital taxes, goods and services taxes, levies, fiscal charges, imposts, duties, fees, assessments, surcharges, withholdings, restrictions, conditions or other charges of whatever nature and however arising which are imposed, assessed, charged, levied, withheld, deducted, demanded or otherwise applied pursuant to applicable Laws by any Person at any time, together with all interest thereon and penalties or similar liabilities with respect thereto, but excluding with respect to the Agent or any Lender any taxes imposed on its income, purchases, or capital and franchise taxes imposed on it by any taxation authority;

“Term Facility” means the term credit facility established by Section 2.1(a)(iii);

“Term Facility Advance” means a single Advance made by each Term Facility Lender pursuant to its Term Facility Commitment;

“Term Facility Commitment” means, in relation to a Term Facility Lender, the maximum principal amount such Term Facility Lender has agreed to make available to the Borrower under the Term Facility as set forth in Schedule “A”-1, subject to reduction, adjustment, cancellation or termination pursuant to the terms hereof;

“Term Facility Lenders” means the Lenders providing Term Facility Commitments;

“Total Commitment” means:

(a)                                 from the Effective Date until November 10, 2016, the aggregate of the Total Syndicated Facility Commitment, the Operating Facility Commitment and the Total Term Facility Commitment at such time, as shown on Schedule “A”-1; and

(b)                                 from November 11, 2016 and onwards, the aggregate of the Total Syndicated Facility Commitment and the Operating Facility Commitment at such time, as shown on Schedule “A”-2;

“Total Syndicated Facility Commitment” means, at any time, an amount equal to the aggregate of the Syndicated Facility Commitments of the Syndicated Facility Lenders at such time;

“Total Term Facility Commitment” means, at the Effective Date, an amount equal to the aggregate of the Term Facility Commitments of the Term Facility Lenders at such time;

“Unrestricted Subsidiary” means a Subsidiary that is not a Material Subsidiary;

“Unsecured Debt” means any Debt incurred by the Borrower or a Material Subsidiary which is not secured by a Lien on any property of the Borrower or any Subsidiary but excluding Debt owing by the Borrower or a Material Subsidiary to the Borrower or a Material Subsidiary;

“Unsecured Note Debt” means any Unsecured Debt that is represented by bonds or notes and which has all of the following characteristics:

(a)                                 such Debt shall be guaranteed by no Person other than a Material Subsidiary or the Borrower;

(b)                                 the scheduled maturity date of such Debt shall be at least four years from the issuance date of such Debt;

(c)                                  such Debt shall not have any amortization or other mandatory principal payments other than: (i) at the scheduled maturity thereof; (ii) upon the occurrence of a change in control

(as defined in the indenture relating to such Debt) (which shall also be a Change of Control hereunder); and (iii) upon the occurrence of an asset sale (other than certain specified asset sales which are permitted under the indenture relating to such Debt) where the proceeds of such asset sale are not (A) used to repay senior indebtedness of the Borrower or any of its restricted subsidiaries (as defined in the indenture relating to such Debt); or (B) invested into the business of the Borrower or any of its restricted subsidiaries;

(d)                                 such Debt shall not provide for maintenance financial covenants;

(e)                                  such Debt shall not provide for cross default to the Credit Facilities (except in the case of a failure to pay principal or interest where the applicable cure period provided hereunder has expired (a “Payment Default”)) but may provide for cross acceleration, in each case where the aggregate principal amount of the Credit Facilities together with the principal amount of any other indebtedness under which there has been a Payment Default or the maturity of which has been accelerated, is $25,000,000 or more; and

(f)                                   such Debt shall otherwise be governed by an indenture or similar document with a covenant package and events of default consistent with the market standard for senior unsecured notes issued by Canadian oil and gas corporations of a similar size to the Borrower (and the Borrower shall have delivered to the Agent an Officer’s Certificate prior to or concurrently with the incurrence or issuance of such Debt, stating that the Borrower has determined in good faith that the foregoing requirement is satisfied), as reviewed and confirmed by the Agent, acting reasonably;

“Unsecured Note Debt Refinancing” has the meaning attributed thereto in subsection (f) in the definition of “Permitted Debt”;

“USBR” means, for any day, a rate per annum equal to the greater of:

(a)                                 the variable lending rate of interest (expressed as a rate per annum) which the Agent (in the case of a USBR Loan under the Syndicated Facility or the Term Facility) or the Operating Facility Lender (in the case of a USBR Loan under the Operating Facility) establishes from time to time as the reference rate of interest in order to determine the interest rate it will charge for demand loans in U.S. Dollars to its commercial customers in Canada and which it designates as its base rate, on such date; and

(b)                                 the Federal Funds Rate for such day as published by the Federal Reserve Board plus [rate redacted]% per annum, provided that if for any reason the Federal Funds Rate is not released or is otherwise unavailable, the “USBR” shall be the rate specified in (a) above; and

(c)                                  [rate redacted]% per annum above LIBOR for a LIBOR Period of one month (commencing on the date of determination or, if such date is not a Banking Day, commencing on the immediately preceding Banking Day);

“USBR Loan” means an Advance in U.S. Dollars for which USBR is the reference interest rate;

“U.S. Dollars” and “U.S. $” means lawful money of the United States of America for the payment of public and private debts;

“Willesden JVA” means the Willesden Green Facilities Joint Venture Agreement effective as of December 1, 2010 between the Borrower and the Participants, as such term is defined therein; and

“Willesden JV Subordination Agreement” means the amended and restated subordination agreement effective as of May 25, 2012 between the Borrower, on its own behalf and as manager on behalf of the Participants (as that term is defined in the Willesden JVA), and the Agent, as may be amended, amended and restated, modified, replaced, restated or supplemented from time to time.

1.2                               Interpretation and Headings

In this Agreement:

(a)                                 headings are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(b)                                 words importing the singular number include the plural and vice versa, and words importing gender include masculine, feminine and neuter;

(c)                                  any reference to “this Agreement” shall be a reference to this credit agreement as it may from time to time be amended, supplemented or otherwise modified in accordance with the provisions hereof;

(d)                                 references to “herein”, “hereunder” and similar expressions shall be a reference to this Agreement and not to any particular section;

(e)                                  unless otherwise noted, all references to “Section” refer to a section, subsection or paragraph of this Agreement, as the case may be;

(f)                                   unless otherwise noted, all references to “Schedule” refer to a Schedule to this Agreement; and

(g)                                  words and terms denoting inclusiveness (such as “include”, “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.3                               Governing Law

This Agreement and, unless expressly specified otherwise, each of the other Loan Documents shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as Alberta contracts.  The parties irrevocably submit to the non exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the parties to take proceedings in any other jurisdictions.

1.4                               Accounting Terms

(a)                                 Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP applied consistently throughout the relevant period and relevant prior periods.

(b)                                 If there occurs a material change in generally accepted accounting principles, and such change would cause an amount required to be determined for the purposes of a financial term or calculation hereunder (a “Financial Calculation”) to be materially different than the amount that would be determined without giving effect to such change, the Borrower shall notify the Agent of such change (an “Accounting Change”) and each Financial Calculation affected thereby.  Such notice (an “Accounting Change Notice”) shall describe in reasonable detail the nature of the Accounting Change, its effect on the current and immediately prior year’s Financial Statements in accordance with GAAP, the

Financial Calculations affected thereby and the nature and extent of such effect, and state whether the Borrower desires to revise the method of calculating one or more of the affected Financial Calculations (including the revision of any of the defined terms used in the determination of such Financial Calculations) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Calculations will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Calculations.  The Accounting Change Notice shall be delivered to the Agent within 45 days of the end of the Fiscal Quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth Fiscal Quarter or in respect of an entire Fiscal Year, within 90 days of the end of such period.  Promptly after receipt from the Borrower of an Accounting Change Notice, the Agent shall deliver to each Lender a copy of such notice.

If, pursuant to the Accounting Change Notice, the Borrower does not indicate that it desires to revise the method of calculating one or more of the affected Financial Calculations, the Lenders may within 60 days of their receipt of the Accounting Change Notice notify the Agent that they wish to revise the method of calculating one or more of the affected Financial Calculations in the manner described above.  If the Majority Lenders so notify the Agent, the Agent shall promptly notify the Borrower.

If either the Borrower or the Majority Lenders so indicate that they wish to revise the method of calculating one or more of the affected Financial Calculations, the Borrower, the Agent and the Majority Lenders shall in good faith attempt to agree on a revised method of calculating such Financial Calculations.  If, however, within 30 days of the foregoing notice by the Borrower or the Agent of the desire to revise the method of calculating one or more of the affected Financial Calculations, the Borrower, the Agent and the Majority Lenders have not reached agreement in writing on such revised method of calculation, such method of calculation shall not be revised and all amounts to be determined in connection with such one or more of the affected Financial Calculations (and the associated method of calculation) shall be determined without giving effect to the Accounting Change.  For greater certainty: (i) if no notice of a desire to revise the method of calculating the affected Financial Calculations in respect of an Accounting Change is given by either the Borrower or the Majority Lenders within the applicable time period described above, the method of calculating the affected Financial Calculations shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the affected Financial Calculations shall be determined after giving effect to such Accounting Change; and (ii) if an Accounting Change Notice does not reference a particular Financial Calculation as being affected by the applicable Accounting Change, nothing herein shall prevent the Lenders or the Agent from determining that Financial Calculation without giving effect to such Accounting Change.

If a Compliance Certificate is delivered in respect of a Fiscal Quarter or Fiscal Year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Calculations, and subsequently, as provided above, the method of calculating one or more of the Financial Calculations is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Calculations are to be determined without giving effect to such Accounting Change, the Borrower shall deliver a revised Compliance Certificate.  Any Event of Default arising as a result of the Accounting Change and which is cured by this Section 1.4(b) shall be deemed to be of no effect ab initio.

1.5                               Currency and Time References

(a)                                 Unless otherwise noted, all references to currency shall be deemed to refer to Cdn. Dollars and, for the purposes of all monetary thresholds in Articles 8, 9 and 11, all references to an amount in Cdn. Dollars shall be deemed to include the Equivalent Amount in U.S. Dollars or, if applicable, the equivalent amount in any other currency.

(b)                                 Unless otherwise noted, all references to time shall be deemed to refer to Calgary local time.

1.6                               Severability

If any provision of any of the Loan Documents or any part thereof is found or determined to be invalid, illegal or unenforceable, such provision shall be severable from such Loan Document and the remainder of such Loan Document shall be construed as if such invalid, illegal or unenforceable provision or part had been deleted therefrom.

1.7                               Time of the Essence

Time is of the essence of each of the Loan Documents.

1.8                               Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule A	-	Commitments and Addresses
Schedule B	-	Form of Compliance Certificate
Schedule C	-	Form of Discount Note
Schedule D	-	Form of Notice of Drawdown
Schedule E	-	Form of Notice of Rollover/Conversion/Repayment
Schedule F	-	Form of Lender Assignment Agreement
Schedule G	-	List of Subsidiaries
Schedule H	-	Form of Environmental Certificate
Schedule I	-	Form of Security Documents
Schedule J	-	Form of Extension Request
Schedule K	-	Existing BA’s
Schedule L	-	Existing Letters of Credit

ARTICLE 2

CREDIT FACILITIES

2.1                               Establishment of Credit Facilities

(a)                                 Credit Facilities.  Subject to this Agreement, the following Credit Facilities are hereby established in favour of the Borrower:

(i)                                   each Syndicated Facility Lender hereby severally agrees to make available Syndicated Facility Advances up to its Syndicated Facility Commitment;

(ii)                                the Operating Facility Lender hereby agrees to make available Operating Facility Advances in an aggregate amount up to its Operating Facility Commitment; and

(iii)                             each Term Facility Lender hereby severally agrees to make available the Term Facility Advance in a principal amount equal to its Term Facility Commitment.

The Commitments set forth in Schedule “A”-1 are effective as of the Effective Date. Effective November 11, 2016, the maximum aggregate principal amount of the Total Syndicated Facility Commitment shall be automatically be decreased to the Commitments set out in Schedule “A”—2.

(b)                                 Types of Loans.  The Borrower may obtain Advances under each Credit Facility (unless expressly indicated otherwise) by way of:

(i)                                   Prime Loans;

(ii)                                USBR Loans;

(iii)                             LIBOR Loans;

(iv)                            BA Issues; and

(v)                               in respect of the Operating Facility only, LC Issues;

provided that, subject to Sections 2.8(k) and 6.1(b), at no time shall (A) the Equivalent Amount in Cdn. Dollars of the Outstanding Principal under the Syndicated Facility exceed the lesser of (y) the Total Syndicated Facility Commitment and (z) the Borrowing Base less the Operating Facility Commitment, (B) the Equivalent Amount in Cdn. Dollars of the Outstanding Principal under the Operating Facility exceed the Operating Facility Commitment and, (C) the Equivalent Amount in Cdn. Dollars of the Outstanding Principal under the Term Facility exceed the Term Facility Commitment.

(c)                                  Revolving Availability.  Prior to the applicable Maturity Date, the Outstanding Principal under each of the Syndicated Facility and the Operating Facility may revolve and the Borrower may borrow, repay and re-borrow Cdn. Dollars or U.S. Dollars and may issue, repay and re-issue Bankers’ Acceptances thereunder, and may under the Operating Facility only, request the issuance of Letters of Credit, in each case in accordance with the terms of this Agreement.

(d)                                 Non-Revolving. The Term Facility is a non-revolving and may only be drawn by way of a single Advance on the Effective Date. After the Effective Date, any undrawn portion of the Term Facility Commitment of each Lender shall be automatically and immediately cancelled in full.

(e)                                  Purpose.  All Operating Facility Advances and Syndicated Facility Advances shall be used for lawful general corporate purposes of the Borrower; notwithstanding the foregoing, the Borrower shall maintain availability under the Syndicated Facility in the amount of $15,000,000 (the “Syndicated Facility Reserve Amount”), and the Syndicated Facility Reserve Amount shall only be available to the Borrower on the Business Day prior to November 15, 2016, for the purposes of paying the interest due and payable to the noteholders on November 15, 2016 under the Unsecured Note Debt (the “November Note Interest Payment”). No other Operating Facility Advances or Syndicated Facility Advances may be used to make the November Note Interest Payment. After the Borrower has made the November Note Interest Payment and made the mandatory repayments under Section 6.1(f) of the Credit Agreement, any un-used portion of the Syndicated Facility Reserve Amount will be available for use by the Borrower for other lawful general corporate purposes.  The Term Facility Advance shall be used by the Borrower by way of a single Drawdown for the sole purpose of repaying and refinancing an amount equal to the Borrowing Base Shortfall under the Prior Credit Agreement on the Effective Date.

(f)                                   Several Obligations.  No Lender shall be responsible for the Commitments of any other Lender.  The failure of a Lender to make available its share of any Advance in accordance with this Agreement shall not release any other Lender from its obligations hereunder.  Notwithstanding anything to the contrary in this Agreement, no Lender shall be obligated to make Advances in excess of its Commitment.  The obligation of each Lender to make its Commitments available to the Borrower is a separate obligation between that Lender and the Borrower and such obligation is not the joint or the joint and several obligation of any other Lender.

(g)                                  Ranking.  All Loan Indebtedness, Secured Swap Obligations, Cash Management Obligations and other indebtedness arising pursuant to the MasterCard facilities in Section 2.1(h), shall in each case rank in right of payment in priority to all indebtedness, liabilities and obligations arising under or in connection with any Convertible Debentures and Subordinated Debt.

(h)                                 Credit Card Facility.  The Operating Facility Lender shall, in addition to the Operating Facility, be entitled to make available to the Borrower and the Material Subsidiaries, or any of them, MasterCard facilities on such terms and conditions, in such amounts and pursuant to such agreements as the Operating Facility Lender agrees from time to time, provided that such MasterCard facilities shall not exceed the Equivalent Amount in Cdn. Dollars of Cdn. $1,000,000.  Notwithstanding the fact that the MasterCard facilities will be established as additional and separate facilities from the Credit Facilities: (i) all amounts owing under such MasterCard facilities shall be deemed to be Loan Indebtedness arising under the Operating Facility for purposes of those provisions under this Agreement respecting repayment of the Loan Indebtedness, the Operating Facility Lender’s share thereof, the definitions of “Security Documents” and “Security”, and the granting, discharge and pari passu sharing of Security in connection with such Loan Indebtedness and (ii) all amounts owing under such MasterCard facilities shall be included in the calculation of the Outstanding Principal under the Operating Facility and the Outstanding Principal under all of the Credit Facilities for purposes of the pari passu sharing of Security.  For greater certainty, the MasterCard facilities and any amounts outstanding thereunder shall not be included in the calculation of the Borrowing Base, any Borrowing Base Shortfall or unless otherwise specified in this Section 2.1(h), any amounts outstanding under the Credit Facilities.

(i)                                     Availability Limitations.  Notwithstanding anything in this Agreement, in no event shall:

(i)                                   the last day of a LIBOR Period in respect of a LIBOR Loan; or

(ii)                                the maturity date of a BA Issue,

be later than, or extend beyond, the applicable Maturity Date, and no Lender shall have any obligation to make an Advance by way of a LIBOR Loan or a BA Issue, if this Section 2.1(i) would not be complied with.

2.2                               Extensions

(a)                                 The Borrower may, at its option, by delivering to the Agent an Extension Request, request the Lenders to extend the Maturity Date in respect of the Syndicated Facility and the Operating Facility or either of them for an additional period of up to three years, provided that this request cannot be made more than 90 days or less than 60 days before May 31 of each year. Any such Extension Request must provide that the requested Maturity Date of all Extending Lenders be the same and that the requested Maturity Date not exceed three years from May 31 of the year in which such Extension Request is made.  Any Extension Request not delivered as aforesaid shall be ineffective and shall be deemed not to have been given to or received by the Agent or the Lenders for the purpose of this Section 2.2.

(b)                                 Promptly after receipt from the Borrower of an executed Extension Request, the Agent shall deliver to each Syndicated Facility Lender and Operating Facility Lender a copy of such request, and each such Lender shall, within 30 days after receipt of such Extension Request (the “Election Date”), advise the Agent in writing:

(i)                                   whether such Lender will agree to extend the Maturity Date; and

(ii)                                if such Lender will agree to extend the Maturity Date, the amount, if any, by which such Lender is prepared to increase its Syndicated Facility Commitment and Operating Facility Commitment in the event the Borrower proposes to assign the Commitments of a Non-Extending Lender (as defined below);

provided that if any Lender fails to so advise the Agent by the Election Date, then such Lender shall be deemed to have advised the Agent that it will not agree to extend its Maturity Date.  The Agent shall promptly notify the Borrower if any Lender advises that it will not agree to extend the Maturity Date. The Agent shall only extend the Maturity Date under the Syndicated Facility upon the agreement of the Majority Lenders (determined in respect of the Syndicated Facility only) and shall only extend the Maturity Date under the Operating Facility with the consent of the Operating Facility Lender, and any such extension shall apply only to those Lenders which provided their consent to such extension (the “Extending Lenders”).  The determination of each Lender whether or not to extend the Maturity Date shall be made by each individual Lender in its sole discretion.  A decision to extend the Maturity Date, or not to extend the Maturity Date, as the case may be, by the Operating Facility Lender in its capacity as a Syndicated Facility Lender, shall bind such Lender in its capacity as the Operating Facility Lender.

(c)                                  As soon as all of the Syndicated Facility Lenders and the Operating Facility Lender have advised, or are deemed to have advised, the Agent whether or not they will be extending the Maturity Date (but in any event within five Banking Days after the Election Date), the Agent shall either:

(i)                                   deliver to the Borrower (with a copy to each such Lender) a written extension signed by the Agent; or

(ii)                                notify the Borrower that the request for extension has been denied.

If the extension is approved but by less than all of the Syndicated Facility Lenders and the Operating Facility Lender, then the Agent shall also advise the Borrower of those Lenders which did not agree to the requested extension (each, a “Non-Extending Lender”), each Non-Extending Lender’s Pro Rata Share of the Loan Indebtedness then outstanding under the Syndicated Facility and the amount, if any, by which each Extending Lender is prepared to increase its Syndicated Facility Commitment and, if applicable, Operating Facility Commitment in the event the Borrower proposes to assign the Commitments of a Non-Extending Lender.

(d)                                 Upon the delivery to the Borrower of a written extension, the current Maturity Date of the Extending Lenders shall be extended for up to three years as specified in such written extension and the current Maturity Date for the Non-Extending Lenders will remain unchanged.  Concurrently with such extension the Borrower shall (by way of debit by the Agent of the Borrower’s accounts) pay to the Agent, for the benefit of each Extending Lender, an extension fee equal to a certain percentage of each Extending Lender’s Commitment immediately after such extension, which percentage shall be as mutually agreed upon by the Lenders and the Borrower prior to any extension pursuant hereto.  For greater certainty, this fee is in addition to any fees payable in connection with the Credit Facilities, including those payable pursuant to fee letter agreements between the Agent and the Borrower or any predecessor thereto.

(e)                                  If an Extension Request is approved but there are Non-Extending Lenders, then:

(i)                                   the Borrower may require any Non-Extending Lender to assign all of its Syndicated Facility Commitment and Operating Facility Commitment and all Loan Indebtedness then owing to such Non-Extending Lender under all of such Credit Facilities and all of its rights, benefits and interests under the Loan Documents that relate to such Credit Facilities (collectively, the “Assigned Interests”) to any Extending Lenders which have agreed to increase their Commitments and to purchase Assigned Interests, and to the extent the Assigned Interests are not transferred to Extending Lenders, other Persons selected by the Borrower and acceptable to the Agent, acting reasonably.  Such assignments shall be effective upon execution of Assignment Agreements, upon payment to the relevant Non-Extending Lender (in immediately available funds) by the relevant assignee of an amount equal to its share of all Loan Indebtedness being assigned, and upon payment by the relevant assignee (if it is not an Extending Lender) to the Agent (for the Agent’s own account) of the assignment fee contemplated in Section 15.1(b).  Upon such assignment and transfer, the Non-Extending Lender shall have no further right, interest or obligation in respect of the Credit Facilities so assigned and the assignee thereof shall succeed to the position of such Lender in respect thereof as if the same was an original party hereto in the place and stead of such Non-Extending Lender; and

(ii)                                to the extent that the Borrower has not caused any Non-Extending Lender to assign its rights and interests to an Extending Lender or other Person as provided in paragraph (i) above, the Borrower may, subject to the other terms and conditions herein, repay to such Non-Extending Lender all Loan Indebtedness then owing to such Non-Extending Lender under the Syndicated Facility and the Operating Facility, without making corresponding repayment to the Extending Lenders and, upon provision satisfactory to the relevant Non-Extending Lender (acting reasonably) being made for payment at maturity of all outstanding Bankers’ Acceptances accepted by such Lender and Letters of Credit issued by such Lender (or, if so required by such Lender, the return and cancellation of all outstanding Letters of Credit issued by such Lender), the Borrower may cancel such Lender’s Commitments under the Syndicated Facility and the Operating Facility.  Upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Credit Facilities so cancelled and the Total Commitment shall be reduced by the amount of such Lender’s cancelled Commitments.

(f)                                   Clauses (a) through (e) of this Section 2.2 shall apply from time to time to permit successive extensions to the applicable Maturity Date; provided that any Non-Extending Lender shall be excluded from this Section 2.2 with respect to any future extensions.

2.3                               Drawdowns — Notices and Limitations

The Borrower may request Drawdowns upon the following terms and conditions:

(a)                                 for Syndicated Facility Advances, the Borrower may request a Drawdown as follows:

(i)                                   in the case of a Prime Loan or a USBR Loan, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least one Banking Day prior to the requested Drawdown Date,

(ii)                                in the case of a BA Issue, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least two Banking Days prior to the requested Drawdown Date, and

(iii)                             in the case of a LIBOR Loan, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least three Banking Days prior to the requested Drawdown Date;

(b)                                 for Operating Facility Advances, the Borrower may request a Drawdown as follows:

(i)                                   in the case of a Prime Loan or a USBR Loan, by complying with those applicable agreements entered into by the Operating Facility Lender and the Borrower from time to time,

(ii)                                in the case of a BA Issue, by delivering a Notice of Drawdown to the Operating Facility Lender before 10:00 a.m. (Calgary time) at least two Banking Days prior to the requested Drawdown Date;

(iii)                             in the case of a LIBOR Loan, by delivering a Notice of Drawdown to the Operating Facility Lender before 10:00 a.m. (Calgary time) at least three Banking Days prior to the requested Drawdown Date; and

(iv)                            in the case of an LC Issue, by complying with Section 5.1;

(c)                                  for the Term Facility Advance, no notice period shall apply;

(d)                                 for Syndicated Facility Advances, each Drawdown by the Borrower shall be requested and made available in minimum amounts of not less than:

(i)                                   in the case of a Prime Loan or USBR Loan, Cdn. or U.S. $1,000,000,

(ii)                                in the case of a LIBOR Loan, U.S. $5,000,000 and in multiples of U.S. $100,000 thereafter, and

(iii)                             in the case of a BA Issue, Cdn. $5,000,000 and in multiples of Cdn. $100,000 thereafter;

(e)                                  for Operating Facility Advances, each Drawdown by the Borrower shall be requested and made available in minimum amounts of not less than:

(i)                                   in the case of a Prime Loan, USBR Loan or LC Issue, no minimum applies;

(ii)                                in the case of a LIBOR Loan, U.S. $500,000 and in multiples of U.S. $100,000 thereafter; and

(iii)                             in the case of a BA Issue, Cdn. $500,000 and in multiples of Cdn. $100,000 thereafter;

(f)                                   for the Term Facility Advance, the Drawdown by the Borrower shall be requested and made available in minimum amounts of not less than:

(i)                                   in the case of a Prime Loan or USBR Loan, Cdn. or U.S. $1,000,000,

(ii)                                in the case of a LIBOR Loan, U.S. $5,000,000 and in multiples of U.S. $100,000 thereafter, and

(iii)                             in the case of a BA Issue, Cdn. $5,000,000 and in multiples of Cdn. $100,000 thereafter; and

(g)                                  Drawdowns under the Syndicated Facility and the Operating Facility may only be requested prior to the Maturity Date and will only be made available if all applicable conditions precedent in Article 10 are or will be satisfied on or before the requested Drawdown Date.  The single Drawdown under the Term Facility will only be made available if all applicable conditions precedent in Article 10 are or will be satisfied on or before the Effective Date.

2.4                               Rollovers and Conversions - Notices and Limitations

(a)                                 The Borrower may request Rollovers and Conversions upon the following terms and conditions:

(i)                                   the Borrower may request a Rollover or Conversion by delivering a Notice of Rollover/Conversion/Repayment with the same prior notice period that would apply if it was obtaining a Drawdown of the relevant type and amount of Loan;

(ii)                                the Borrower may request a Rollover or Conversion of a portion of a Loan, provided that:

(A)                               each Loan resulting from such Rollover or Conversion is not less than the relevant Drawdown minimum specified in Section 2.3,

(B)                               any portion of an existing LIBOR Loan or BA issue which is not rolled over or converted shall be repaid in accordance with the provisions hereof, and

(C)                               the Borrower may not convert a portion only or the whole of an outstanding Loan unless both the unconverted portion and converted portion of such Loan are equal to or exceed, in the relevant currency of each such portion, the minimum amounts required for Drawdowns of Loans of the same type as that portion as set forth in Section 2.3;

(iii)                             in respect of Conversions of a Loan denominated in one currency to a Loan denominated in another currency, the Borrower shall, except as provided in Section 4.5(f), at the time of the Conversion repay the Loan or portion thereof being converted in the currency in which it was denominated;

(iv)                            a Rollover or Conversion shall not result in an increase in Outstanding Principal; increases in Outstanding Principal may only be effected by Drawdowns;

(v)                               a Rollover or Conversion of a LIBOR Loan may occur only on the last day of the relevant LIBOR Period for such LIBOR Loan (unless the Borrower pays the LIBOR breakage costs to the Lenders in accordance with Section 13.2); and

(vi)                            a Rollover or Conversion of a BA Issue may occur only on the maturity date for such BA Issue.

(b)                                 In anticipation of the expiry of each LIBOR Period for each LIBOR Loan, the Borrower shall do one or a combination of the following:

(i)                                   request a Rollover of all or part of such LIBOR Loan in accordance with Section 2.4(a);

(ii)                                request a Conversion of all or part of such LIBOR Loan in accordance with Section 2.4(a); or

(iii)                             repay all or part of such LIBOR Loan before 12:00 noon (Calgary time) on the last day of such LIBOR Period with notice in accordance with Section 6.2(a).

If and to the extent that the Borrower fails to so notify the Agent or the Operating Facility Lender, as applicable, or to so pay the relevant LIBOR Loan in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a USBR Loan in an amount equal to that portion of the LIBOR Loan which is not rolled over, converted or repaid.

(c)                                  In anticipation of the maturity of any Bankers’ Acceptances, the Borrower shall, subject to and in accordance with the requirements hereof, do one or a combination of the following with respect to the aggregate face amount at maturity of all such Bankers’ Acceptances:

(i)                                   (A) request a Rollover of the maturing Bankers’ Acceptances in accordance with Section 2.4(a), and (B) on the maturity date of the maturing Bankers’ Acceptances, pay to the Agent for the account of the Lenders or to the Operating Facility Lender for its account, as applicable, any amount that the Borrower is required to pay under Section 4.5(e);

(ii)                                (A) request a Conversion of the maturing Bankers’ Acceptances to another type of Loan in accordance with Section 2.4(a), and (B) on the maturity date of the maturing Bankers’ Acceptances, pay to the Agent for the account of the Lenders or to the Operating Facility Lender for its account, as applicable, an amount equal to the aggregate face amount of such Bankers’ Acceptances; or

(iii)                             on the maturity date of the maturing Banker’s’ Acceptances, pay to the Agent for the account of the Lenders or to the Operating Facility Lender for its account, as applicable, an amount equal to the aggregate face amount of such Bankers’ Acceptances with notice in accordance with Section 6.2(a).

If and to the extent that the Borrower fails to so notify the Agent or Operating Facility Lender, as applicable, or so pay the relevant BA Issues in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a Prime Loan in an amount equal to that portion of the BA Issue which is not rolled over, converted or repaid.

2.5                               Optional Reduction of Commitments

The Borrower may, at its option, permanently reduce the Commitments under any Credit Facility by cancelling all or any part of the undrawn portion of such Credit Facility, provided that:

(a)                                 the Borrower shall provide the Agent or the Operating Facility Lender, as applicable, with at least three Banking Days’ prior written notice of any such cancellation;

(b)                                 each such cancellation shall be a minimum of Cdn. $2,500,000 and in whole multiples of Cdn. $500,000 thereafter;

(c)                                  any such cancellation under the Syndicated Facility shall be allocated on a Pro Rata basis among the Syndicated Facility Lenders; and

(d)                                 any cancellation notice shall be irrevocable.

2.6                               Loans - General

(a)                                 Loans shall be made in such currency and at the time and in the manner requested by the Borrower, subject to this Agreement and upon fulfilment of all conditions precedent to the making of such Loans.

(b)                                 No Loans need be made except on a Banking Day.

(c)                                  All Loans by the Lenders (other than Operating Facility Advances) and all payments by the Borrower hereunder (other than with respect to Operating Facility Advances) shall be made at the Agent’s Designated Branch in immediately available freely transferable funds.  The Borrower shall open and maintain the Borrower’s Accounts (and, with respect to the Operating Facility Advances, accounts with the Operating Facility Lender) for the purpose of receiving Loans and making payments, repayments and prepayments under this Agreement.

(d)                                 The Agent shall open and maintain books of account evidencing all Syndicated Facility Advances and the Term Facility Advance and all other amounts owing by the Borrower to the Lenders hereunder (other than under the Operating Facility).  The Operating Facility Lender shall open and maintain books of accounts evidencing the Operating Facility Advances and all other amounts owing with respect thereto.  The Agent and the Operating Facility Lender, as applicable, shall enter in the foregoing books of accounts details of all applicable amounts from time to time owing, paid or repaid by the Borrower hereunder.  The information entered in the foregoing books of accounts shall constitute prima facie evidence of the Loan Indebtedness owing from time to time by the Borrower to the Agent, the Lenders and the Operating Facility Lender hereunder.

2.7                               Loans:  Inter-Lender Arrangements

(a)                                 Upon receipt by the Agent of a Notice of Drawdown or a Notice of Rollover/ Conversion/Repayment in respect of the Syndicated Facility or Term Facility from the Borrower, the Agent shall promptly advise each Lender of the date, amount and other particulars with respect to such Drawdown, Conversion or Rollover and the amount of each Lender’s Pro Rata Share thereof.

(b)                                 Subject to prior satisfaction of the applicable conditions precedent set forth in Section 10.2, the Operating Facility Lender shall remit the requested Operating Facility Advance to the Borrower’s Account on the relevant Drawdown Date, Rollover Date or Conversion Date for same day value, each Syndicated Facility Lender shall, subject to Section 2.2(f) remit its Pro Rata Share of each requested Syndicated Facility Advance to the applicable Agent’s Accounts on the relevant Drawdown Date, Rollover Date or Conversion Date for same day value, and each Term Facility Lender shall remit its Pro Rata Share of the requested Term Facility Advance to the applicable Agent’s Accounts on the relevant Drawdown Date, Rollover Date or Conversion Date.  The Agent shall make such funds available to the Borrower by crediting the Borrower’s Accounts for same day value on the relevant Drawdown Date, Rollover Date or Conversion Date.

2.8                               Borrowing Base

(a)                                 Borrowing Base. As of the Effective Date, the Borrowing Base is Cdn. $210,000,000. The Lenders shall re-determine the Borrowing Base on November 11, 2016, which shall replace the semi-annual re-determination which would otherwise occur on November 30, 2016 pursuant to Section 2.8(b).

(b)                                 Re-Determinations.  A semi-annual re-determination of the Borrowing Base will occur on or before May 31 and November 30 in each year during the term of this Agreement (in each such case, a “Borrowing Base Date”) and at such other times as provided in this Agreement.  In addition (and in addition to the Borrowing Base re-determination on November 11, 2016 referenced in Section 2.8(a)), the Majority Lenders shall have the right to re-determine the Borrowing Base at any time not more than once during any calendar year upon written notice to the Borrower.  Any Borrowing Base re-determination shall be conducted in accordance with Section 2.8(c).

(c)                                  Method of Determination.  In making any determination or re-determination of the Borrowing Base pursuant to this Agreement, each Lender will act in accordance with its usual and customary practices for production loans of this nature using such reasonable assumptions as each such Lender may determine in its sole discretion.  With respect to Borrowing Base determinations or re-determinations to be made by a Borrowing Base Date pursuant to Section 2.8(a), each Lender shall provide to the Agent written notice of its Borrowing Base determination or re-determination by no later than ten (10) days prior to the applicable Borrowing Base Date.

Each Borrowing Base determination or re-determination pursuant to this Agreement will require the unanimous consent of all of the Lenders and the Operating Facility Lender.  For greater certainty, if the Lenders and the Operating Facility Lender cannot agree upon the amount of the Borrowing Base by the applicable Borrowing Base Date, the Borrowing Base shall be equal to the lowest Borrowing Base, as determined by any single applicable Lender in conjunction with that Borrowing Base determination or re-determination on or before such applicable Borrowing Base Date.

Neither the Agent nor any Lender (including the Operating Facility Lender) shall have any liability or responsibility for any acts or omissions of another Lender in connection with any determination or re-determination by such other Lender of the Borrowing Base, including in connection with any Borrowing Base determination or re-determination that may result hereunder

(d)                                 Notification and Information.  The Agent will notify the Borrower of the determination of the Borrowing Base on or before each Borrowing Base Date, and will include in such notification the Borrowing Base amount which each Lender determined or re-determined.  The Borrowing Base determination will remain in effect until the next re-determination is made as required or permitted under this Agreement.  The Borrower will cooperate in all respects in providing the Lenders, through the Agent, in a timely manner with such information as may be required by such Lenders to assist such Lenders in determining the Borrowing Base within the time periods required under this Agreement.

(e)                                  Engineering Report. The determination of the Borrowing Base on May 31 of any year will be based upon the Independent Engineering Report provided under Section 9.1(d)(i).  The determination of the Borrowing Base on November 30 of any year will be based upon the Internal Reserves Change Report or Independent Engineering Report provided under Section 9.1(d)(ii).  The determination of the Borrowing Base at any other times may be based upon an Internal Reserves Change Report unless an updated Independent Engineering Report is otherwise available.

(f)                                   Borrower May Request Re-determination.  The Borrower may at any time request a re-determination of the Borrowing Base, which re-determination shall be conducted in accordance with Section 2.8(c).  Upon such request, the Borrowing Base will be re-determined as soon as reasonably practicable, provided that the Borrower has made available to the Lenders the current information which, in the opinion of such Lenders, acting reasonably, is required to perform such re-determination.  The Borrowing Base will be adjusted, if applicable, effective on the date specified in the notice of same given by the Agent for and on behalf of the Lenders to the Borrower.  In connection with such re-determination, the Lenders will be entitled to charge the Borrower a reasonable “work fee” to be agreed upon between the Borrower and the Lenders.

(g)                                  Meeting with the Lenders.  The Borrower will meet with the Lenders at the time of each Borrowing Base determination to review and discuss the production profile of the Borrowing Base Properties and such other matters affecting the Borrower’s business as such Lenders may request, acting reasonably.

(h)                                 Dispositions of Borrowing Base Properties.  In addition to Permitted Dispositions, if no Default, Event of Default or Borrowing Base Shortfall exists or would exist immediately thereafter, the Borrower and any Material Subsidiary will be entitled to sell or otherwise dispose of any of its Borrowing Base Properties for fair value to any arms’ length third party, provided that (A) at least 10 days prior to such sale or other disposition, it notifies the Agent of its intention to effect such sale or other disposition and provides reasonable information with respect to the terms thereof, (B) if any Lender requests a re-determination of the Borrowing Base having regard to the properties being sold or otherwise disposed of, such re-determination has been completed prior to such sale or other disposition in a manner consistent with the methodology set out in Section 2.8(c) (unless all of the Lenders, in their sole discretion, consent to such sale or other disposition proceeding prior to such re-determination being completed), and (C) no Borrowing Base Shortfall exists as a result of such disposition, as may be re-determined as aforesaid, or the Borrower has used the proceeds of such disposition to eliminate any Borrowing Base Shortfall that results from such disposition, contemporaneously with such disposition.

(i)                                     Redetermination on Material Adverse Change.  In addition to semi-annual determinations of the Borrowing Base and the right to request an additional re-determination once per calendar year with written notice to the Borrower pursuant to Section 2.8(b), the Majority Lenders shall have the right, after the occurrence of a Material Adverse Change (as determined by the Majority Lenders, acting reasonably) which is reasonably attributable to a change in the Borrowing Base Properties, to request at any time an Independent Engineering Report, which shall be prepared at the sole expense of the Borrower, to redetermine the Borrowing Base, provided that if the Material Adverse Change has occurred primarily as a result of a general reduction in commodity prices or exchange rates, the Lenders may redetermine the Borrowing Base but cannot as a result of such causes require an Independent Engineering Report.  Any Borrowing Base re-determination shall be conducted in accordance with Section 2.8(c).

(j)                                    Reduction of Commitments.  After any reduction in the Borrowing Base pursuant to this Section 2.8, the Total Syndicated Facility Commitment and the Operating Facility Commitment shall be reduced proportionately (having regard to the respective Commitments of each Syndicated Facility Lender and the Operating Facility Lender, and the Total Commitments, and without the need for any further consent or approval from such Lenders) so that the Total Commitment equals the most recent determination of the Borrowing Base.  Each such reduction shall be promptly communicated to the Agent and shall be effective upon the Agent’s delivery of notice of such reduction to the Borrower.

(k)                                 Mandatory Principal Reduction.  Within 30 days after the Borrower is notified by the Agent of a Borrowing Base Shortfall, the Borrower shall repay any amount required to reduce the Equivalent Amount in Cdn. Dollars of the Outstanding Principal under the Syndicated Facility and under the Operating Facility to an amount not exceeding the reduced Total Syndicated Facility Commitment and the Operating Facility Commitment, respectively, and until such Borrowing Base Shortfall is eliminated:

(i)            neither the Syndicated Facility Lenders nor the Operating Facility Lender shall have any obligation to make available any further Drawdowns under the Syndicated Facility or the Operating Facility, respectively; and

(ii)           any Rollover or Conversion of existing Loans into BA Issues or LIBOR Loans shall not create BA Periods or LIBOR Periods which expire after the earlier of (A) 30 days and (B) 60 days after the Borrower is notified by the Agent of such Borrowing Base Shortfall.

(l)                                     Assurances and Costs.  The Borrower, at the request of the Agent, shall execute such documents and instruments as the Agent requests to give effect to any reductions or revisions made pursuant to this Section 2.8.  The Borrower shall pay all reasonable costs and expenses (including reasonable legal and registration fees) relating to the preparation and registration of such documents and instruments.

(m)                             Allocations.  Each reduction of the Commitments under this Section 2.8 shall:

(i)            be allocated among the Syndicated Facility Lenders and the Operating Facility Lender in proportion to their respective Commitments at the time of such reduction; and

(ii)           be permanent, unless all of the Syndicated Facility Lenders and the Operating Facility Lender consent otherwise.

(n)                                 Unsecured Note Debt Borrowing Base Reduction.  Effective upon the issuance of any Unsecured Note Debt, the Borrowing Base shall, automatically and without any action by the Agent or the Lenders, be reduced by an amount equal to the then applicable Unsecured Note Debt Borrowing Base Reduction, where “Unsecured Note Debt Borrowing Base Reduction” means the Canadian Dollar Equivalent Amount (determined on the date of such Borrowing Base adjustment) of the debt service requirements for the next two years of the Unsecured Note Debt being issued (including without limitation interest, premiums and any original issue discount), provided that any redetermination of the Borrowing Base after the initial issuance of any Unsecured Note Debt, and any redetermination of the Borrowing Base in connection with the issuance of any Unsecured Note Debt that is being used to refinance any Unsecured Note Debt issued prior thereto, shall, without duplication of the initial Unsecured Note Debt Borrowing Base Reduction, take into account the then outstanding Unsecured Note Debt and the then applicable Unsecured Note Debt Borrowing Base Reduction.

2.9                               Swap Facilities

Subject to Section 7.2 and the hedging restrictions contained in Section 9.2, each Swap Lender may, without any obligation to do so, enter into Hedge Agreements with the Borrower or any Material Subsidiary, provided that all Secured Swap Obligations rank at all times pari passu with the Loan Indebtedness and senior to any Debt which is subordinate to the Loan Indebtedness including, without limitation, any Subordinated Debt and any Debt arising under any Convertible Debentures. Any Swap Lender that enters into a Hedge Agreement in good faith and without actual knowledge of a contravention of the hedging restrictions contained in Section 9.2 shall be entitled to the benefit of the Security regardless of any contravention of such hedging restrictions.

2.10                        Takeover Notification

(a)                                 If the Borrower wishes to utilize any Drawdowns to finance in whole or in part a take-over bid (as defined under applicable securities laws) which is unsolicited (a “Takeover”), then either:

(i)            the Borrower shall provide to the Agent evidence satisfactory to the Agent (acting reasonably) of the agreement of the board of directors or its equivalent of the person that is the target of the Takeover approving the Takeover; or

(ii)           the following steps shall be followed:

(A)                               at least seven Banking Days prior to the delivery of any notice to the Agent pursuant to Section 2.3 requesting Drawdowns intended to be utilized for such Takeover, a senior officer of the Borrower shall advise the Agent of the particulars of such Takeover in sufficient detail to enable each Lender to determine whether it has a conflict of interest if Drawdowns from such Lender are utilized by the Borrower for such Takeover, and the Agent shall promptly ensure that a Vice President of each Lender (or such other senior officer of such Lender as may be designated by such Lender to the Agent from time to time) is advised of such information; and

(B)                               within five Banking Days of being so advised:

(1)                                 if a Lender shall not have notified the Borrower and the Agent that an actual conflict of interest exists (such determination to be made by each Lender in the exercise of its sole discretion having regard to such considerations as it deems appropriate), such Lender shall be deemed to have no such actual conflict of interest; or

(2)                                 if a Lender has notified the Borrower and the Agent within such period that such an actual conflict of interest exists, then upon the Borrower and the Agent being so notified, such Lender shall have no obligation to provide Drawdowns to finance such Takeover notwithstanding any other provision of this Agreement to the contrary.

(b)                                 If any notification has been made by a Lender pursuant to Section (1), then, except as provided in Section 2.10(c) below, Pro Rata Shares of any Drawdowns made to finance the Takeover in respect of which such notice was given shall be determined without reference to the Commitments of such Lender.  Any such notification given by a Lender shall not relieve any other Lender of any of its obligations hereunder, provided that no Lender shall be obligated by this Section to provide Drawdowns in excess of its Commitment.

(c)                                  If the conflict of interest giving rise to a notification under Section (1) ceases to exist (whether by successful completion of the Takeover or otherwise), then the Lender giving such notification shall, on the next Rollover or Conversion of or, in the case of a Prime Loan or a USBR Loan, the next Interest Payment Date for, the Loans made to finance the relevant Takeover, purchase, and the other Lenders shall on a rateable basis sell and assign to such Lender, portions of such Advances equal in total to the notifying Lender’s Pro Rata Share thereof without regard to Sections 2.10(a) and 2.10(b).

2.11                        Designation of Material and Unrestricted Subsidiaries

The Borrower shall from time to time, by notice in writing to the Agent (together with reasonable particulars which demonstrate compliance with the covenant in Section 9.1(o)), be entitled to designate that either:

(a)                                 an Unrestricted Subsidiary shall become a Material Subsidiary; or

(b)                                 a Material Subsidiary shall become an Unrestricted Subsidiary;

provided that the Borrower shall not be entitled to designate that a Material Subsidiary shall become an Unrestricted Subsidiary if:

(c)                                  a Default or an Event of Default has occurred and is continuing;

(d)                                 a Default or an Event of Default would result from or exist immediately after such a designation; or

(e)                                  such Subsidiary owns any interest in or to any Borrowing Base Property.

The Agent shall promptly circulate a revised Schedule G to all parties, and shall provide a release of any Guarantee and Security given by a Material Subsidiary that becomes an Unrestricted Subsidiary, in order to give effect to the provisions of this Section 2.11.

ARTICLE 3
INTEREST AND FEES

3.1                               Interest on Prime Loans

The Borrower shall pay interest in Cdn Dollars on its Prime Loans outstanding from time to time at a rate per annum equal to the aggregate of the Prime Rate and the Applicable Pricing Margin for the Prime Margin in effect from time to time.  Such interest shall be calculated on the principal amount of each Prime Loan and on the basis of the actual number of days each such Prime Loan is outstanding in a year of 365 days.  Such interest shall be payable monthly in arrears on each Interest Payment Date for such Prime Loan.  Changes in the Prime Rate shall cause an immediate adjustment of the interest rate applicable to each Prime Loan without the necessity of any notice to the Borrower.

3.2                               Interest on USBR Loans

The Borrower shall pay interest in US Dollars on its USBR Loans outstanding from time to time at a rate per annum equal to the aggregate of the USBR and the Applicable Pricing Margin for the USBR Margin in effect from time to time.  Such interest shall be calculated on the principal amount of each USBR Loan and on the basis of the actual number of days each such USBR Loan is outstanding in a year of 365 days.  Such interest shall be payable monthly in arrears on each Interest Payment Date for such USBR Loan.  Changes in the USBR shall cause an immediate adjustment of the interest rate applicable to each USBR Loan without the necessity of any notice to the Borrower.

3.3                               Interest on LIBOR Loans

The Borrower shall pay interest in US Dollars on its LIBOR Loans outstanding from time to time at a rate per annum equal to the aggregate of the LIBOR for each LIBOR Period and the Applicable Pricing Margin for the LIBOR Margin in effect from time to time.  Such interest shall accrue daily on the principal amount of each LIBOR Loan outstanding during each such LIBOR Period and on the basis of the actual number of days each such LIBOR Loan is outstanding in a year of 360 days.  Such interest shall be payable in arrears on each Interest Payment Date for such LIBOR Loan.

3.4                               Payment of BA Stamping Fees

Upon acceptance of a Bankers’ Acceptance by a Lender, the Borrower shall pay to the Agent for the benefit of such Lender (if such Lender is a Syndicated Facility Lender or a Term Facility Lender), or pay to the Operating Facility Lender (if such Lender is the Operating Facility Lender), by way of set-off in

accordance with Section 4.2, a fee (the “BA Stamping Fee”) payable in Cdn. Dollars and calculated on the face amount of each Bankers’ Acceptance accepted by such Lender at the rate per annum equal to the Applicable Pricing Margin for the BA Stamping Fee, computed on the basis of the number of days to but excluding the maturity date of such Bankers’ Acceptance and a year of 365 days.

3.5                               Standby Fees

(a)                                 The Borrower shall pay:

(i)            to the Agent for the account of each Syndicated Facility Lender, a standby fee in Cdn. Dollars calculated on the amount, if any, by which the amount of the Outstanding Principal owed to such Lender under the Syndicated Facility each day during the term hereof is less than such Lender’s Syndicated Facility Commitment, and

(ii)           the Operating Facility Lender a standby fee in Cdn. Dollars calculated on the amount, if any, by which the amount of the Outstanding Principal owed to the Operating Facility Lender under the Operating Facility each day during the term hereof is less than the Operating Facility Lender’s Operating Facility Commitment,

at the rate per annum equal to the Applicable Pricing Margin for Standby Fees and computed on the basis of the number of days in the relevant period of determination.  Fees determined in accordance with this Section shall accrue daily from and after the date hereof and be payable by the Borrower in accordance with Section 3.5(b), until the cancellation in full of the Syndicated Facility or Operating Facility, as applicable.

(b)                                 The standby fees referred to in Section 3.5(a) shall be payable monthly in arrears on the first Banking Day following the end of each month.

(c)                                  In order to calculate the daily Outstanding Principal on any day, the Agent shall convert any Loans in U.S. Dollars into the Equivalent Amount in Cdn. Dollars (based on the daily rate of exchange quoted by Bank of Canada on such day).

3.6                               LC Fees

Upon the issuance of each Letter of Credit, the Borrower shall pay the LC Fee to the Operating Facility Lender.  The LC Fee for each Letter of Credit shall be calculated on the basis of the Applicable Pricing Margin for Letters of Credit, the stated maximum amount of such Letter of Credit and the actual number of days in the term of such Letter of Credit and shall be payable in the currency of issuance of such Letter of Credit; provided that the minimum LC Fee shall be Cdn. $350 or US $350, as applicable, per Letter of Credit. The LC Fee shall be for the sole account of the Operating Facility Lender.  If a Letter of Credit is drawn or cancelled prior to its expiry date, the Operating Facility Lender shall refund a pro rata share of the LC Fee to the Borrower.

3.7                               Agent’s Fees

The Borrower shall pay to the Agent, for its own account, the fees required to be paid by the Borrower to the Agent pursuant to the separate administration fee agreement between the Borrower and the Agent.  Any unpaid fees under the administration fee agreement shall be deemed to form part of the Loan Indebtedness.

3.8                               Interest on Overdue Amounts

To the maximum extent permitted by law, the Borrower shall pay interest on all overdue amounts owing by the Borrower hereunder (including any overdue interest payments) from the date each such amount is due until the date each such amount is paid in full (but excluding the date of such payment if the payment is made before 11:00 a.m. Calgary time).  Such interest shall be calculated daily, compounded monthly and payable on demand of the Agent at a rate per annum equal to (a) if the overdue payment is in respect of a Loan, the interest rate then applicable to such Loan and (b) if the overdue payment is not in respect of a Loan, the aggregate of the Prime Rate in effect from time to time plus [rate redacted]% per annum in respect of amounts due in Cdn. Dollars, and at a rate per annum equal to the aggregate of the USBR in effect from time to time plus [rate redacted]% per annum in respect of amounts due in U.S. Dollars.

3.9                               General Interest Provisions

(a)                                 In the event of any dispute, disagreement or adjudication involving or pertaining to the determination of the Prime Rate, USBR, LIBOR, CDOR Rate or Federal Funds Rate in effect at any time, the certificate of the Agent as to such rate shall be accepted as prima facie evidence thereof for all purposes of this Agreement.

(b)                                 Each determination by the Agent of the amount of interest, fees or other amounts due from the Borrower hereunder shall be prima facie evidence of the accuracy of such determination.

(c)                                  All interest, fees and other amounts payable by the Borrower hereunder shall accrue daily, be computed as described herein, and be payable both before and after demand, maturity, default and judgment.

(d)                                 To the maximum extent permitted by law, the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lenders.

(e)                                  In no event shall any interest, fees or other amounts payable hereunder exceed the maximum rate permitted by law.  If any such interest or fee exceeds such maximum rate, such interest or fee shall be reduced to the maximum rate recoverable under law assuming that the parties had agreed to such amount by contract.

(f)                                   For the purposes of the Interest Act (Canada):

(i)            the annual rate of interest which is equivalent to the interest rate determined by reference to LIBOR or the Federal Funds Rate hereunder shall be the determined rate multiplied by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 360;

(ii)           the principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement;

(iii)          the rates of interest specified in this Agreement are intended to be nominal rates and not effective rates; and

(iv)          unless otherwise stated, the rates of interest specified in this Agreement are to be calculated on the basis of a calendar year of 365 days.

ARTICLE 4
BANKERS’ ACCEPTANCES

4.1                               Form of Bankers’ Acceptances

(a)                                 Each bankers’ acceptance draft to be tendered by the Borrower for acceptance by a Lender will be drawn on a form acceptable to such accepting Lender.

(b)                                 The face amount of any Bankers’ Acceptance shall be Cdn. $100,000 or any integral multiple thereof.  If the face amount of a Bankers’ Acceptance which would otherwise be accepted by a Lender would not be Cdn. $100,000 or an integral multiple thereof, such face amount shall be increased or decreased by the Agent in its sole discretion to Cdn. $100,000 or the nearest integral multiple of that amount, as appropriate.

(c)                                  The term to maturity of each draft drawn by the Borrower to be accepted as a Bankers’ Acceptance shall, subject to market availability as determined by the Lenders, be the BA Period selected by the Borrower in the relevant Notice of Drawdown or Notice of Rollover/Conversion/Repayment, and each Bankers’ Acceptance shall be payable and mature on the last day of the BA Period selected by the Borrower for such Bankers’ Acceptance.

4.2                               Purchase of Bankers’ Acceptances

Each Lender, other than a Non-BA Lender, hereby agrees to purchase, or arrange for purchase of, at the BA Discount Rate, each Bankers’ Acceptance accepted by it and to provide to the Agent for the account of the Borrower, or if such Lender is the Operating Facility Lender, to provide to the Borrower, for value on the date of purchase of such Bankers’ Acceptance, the BA Discount Proceeds for such Bankers’ Acceptance less the BA Stamping Fee for such Bankers’ Acceptance.

4.3                               Depository Bills and Notes Act

If and for so long as the power of attorney referred to in Section 4.4(a) is in force with respect to each of the Lenders, it is intended that pursuant to the DBNA, all Bankers’ Acceptances accepted by the Lenders (other than Old System Issuers) under this Agreement will be issued in the form of a “depository bill” (as defined in the DBNA), deposited with a “clearing house” (as defined in the DBNA including The Canadian Depository for Securities Ltd. or its nominee CDS & Co.).  In order to give effect to the foregoing, the Agent will, subject to the approval of the Borrower and the Majority Lenders (other than the Old System Issuers), establish and notify the Borrower and the Lenders of any additional procedures, consistent with the terms of this Agreement and the DBNA, as are reasonably necessary to accomplish such intention, including:

(a)                                 any instrument held by the Agent or the Operating Facility Lender for the purposes of Bankers’ Acceptances will have marked prominently and legibly on its face and within its text, at or before the time of issue, the words “This is a depository bill subject to the Depository Bills and Notes Act (Canada).”;

(b)                                 any reference to the authentication of the Bankers’ Acceptance will be removed; and

(c)                                  any reference to the “bearer” will be removed and such Bankers’ Acceptances will not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

4.4                               Terms of Acceptance by Lenders

(a)                                 Power of Attorney.  The Borrower hereby appoints each Lender, acting by any authorized signatory of such Lender, the attorney of the undersigned:

(i)            to execute, for and on behalf and in the name of the Borrower as drawer, and to endorse on its behalf, drafts in such Lender’s standard form which constitute depository bills for the purpose of the DBNA (in the case of Lenders other than Old System Issuers and Non-BA Lenders), bills of exchange for the purpose of the Bills of Exchange Act (Canada) (in the case of Old System Issuers) and Discount Notes (in the case of Non-BA Lenders);

(ii)           to complete the amount, date and maturity date of such Bankers’ Acceptances (or Discount Notes as applicable); and

(iii)          if applicable, to deposit such Bankers’ Acceptances which have been accepted by the Lender with a clearing house (as defined in the DBNA);

provided that such acts in each case are to be undertaken by such Lender strictly in accordance with instructions given to such Lender by the Borrower as provided in this Section 4.4(a).  For certainty, signatures of any authorized signatory of such Lender may be mechanically reproduced in facsimile on Bankers’ Acceptances (or Discount Notes as applicable) issued in accordance with Section 4.5 and such facsimile signatures will be binding and effective as if they had been manually executed by such authorized signatory of such Lender.  Instructions from the Borrower to such Lender relating to the execution, completion, endorsement, discount and/or delivery by such Lender on behalf of the Borrower of Bankers’ Acceptances (or Discount Notes as applicable) will be communicated by delivery to the Agent or the Operating Facility Lender, as applicable, of a Notice of Drawdown or Notice of Rollover/Conversion/Repayment.  This power of attorney may be withdrawn by the Borrower providing each Lender with two days written notice of such withdrawal.

(b)                                 Delivery and Payment.

(i)            If the Borrower has withdrawn the power of attorney pursuant to Section 4.4(a), the Borrower will pre-sign and deliver to each Lender bankers’ acceptance drafts (or Discount Notes as applicable) in sufficient quantity to meet the Borrower’s requirements for anticipated Loans by way of Bankers’ Acceptances.

(ii)           The Borrower waives presentment for payment and any defence to payment of any Bankers’ Acceptances and the Borrower will not claim any days of grace for the payment at maturity of any Bankers’ Acceptances.

(iii)          Any amount owing by the Borrower in respect of any Bankers’ Acceptance which is not paid in accordance with the foregoing, will, as and from its maturity date, be deemed to be outstanding hereunder as a Prime Loan.

(c)                                  No Liability.  The Lenders will not be liable for any damage, loss or improper use of any bankers’ acceptance draft or promissory note endorsed in blank except for any loss arising by reason of a Lender failing to use the same standard of care in the custody of such bankers’ acceptance drafts or promissory notes as each such Lender uses in the custody of its own property of a similar nature.

4.5                               Mechanics of Issuance

(a)                                 By 10:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date involving a BA Issue, the Borrower shall be deemed to have authorized each Lender, other than any Lender that is a Non-BA Lender, to sign on behalf of the Borrower (if the power of attorney referred to in Section 4.4(a) remains in force with respect to such Lender), complete and accept, drafts drawn by the Borrower on such Lender in a principal amount at maturity equal to such Lender’s Pro Rata Share (as adjusted pursuant to Sections 4.1(b) and 4.5(b)) of the aggregate amount of the Bankers’ Acceptances specified by the Borrower in the relevant Notice of Drawdown or Notice of Rollover/Conversion/Repayment, as notified to the Lenders by the Agent.

(b)                                 Upon receipt by the Agent of a Notice of Drawdown or Notice of Rollover/Conversion/Repayment from the Borrower requesting a BA Issue, the Agent shall promptly notify the Lenders thereof and advise each Lender of the aggregate face amount of Bankers’ Acceptances to be accepted by such Lender, the date of issue, the BA Period for such BA Issue and the BA Discount Proceeds and BA Stamping Fee in respect of the Bankers’ Acceptances to be accepted by such Lender.  The allocation among the Lenders of the face amounts of Bankers’ Acceptances to be accepted by each Lender shall be determined by the Agent on a Pro Rata Basis; provided that, when such allocation cannot be evenly made, such allocation shall be rounded by the Agent in its discretion in accordance with its normal money market practices.

(c)                                  On each Drawdown Date, Rollover Date or Conversion Date involving a BA Issue, each Lender, other than any Lender that is a Non-BA Lender, shall complete and accept, in accordance with the Notice of Drawdown or Notice of Rollover/Conversion/Repayment delivered by the Borrower and, in the case of a BA Issue under the Syndicated Facility or the Term Facility, advised by the Agent in connection with such issue, its Pro Rata Share (as adjusted pursuant to Sections 4.1(b) and 4.5(b)) of the Bankers’ Acceptances to be issued on such date and shall purchase such Bankers’ Acceptances for its own account at a purchase price which reflects the BA Discount Rate applicable to such issue.

(d)                                 On each Drawdown Date involving the issuance of Bankers’ Acceptances, each Lender shall, for same day value on the Drawdown Date, remit the BA Discount Proceeds payable by such Lender (net of the BA Stamping Fee payable to such Lender pursuant to Section 3.4) to the Agent for the account of the Borrower or, in the case of a BA Issue under the Operating Facility, to the Borrower directly; and the Agent shall credit such funds to the Borrower’s Accounts for same day value on such date.

(e)                                  In respect of any Rollover of Bankers’ Acceptances, in order to satisfy the continuing liability of the Borrower to a Lender for the face amount of maturing Bankers’ Acceptances accepted by such Lender, such Lender shall receive and retain for its own account the BA Discount Proceeds of new Bankers’ Acceptances issued on such Rollover, and the Borrower shall on the maturity date of the Bankers’ Acceptances being rolled over pay to the Agent for the account of such Lender or, in the case of a Rollover of Bankers’ Acceptances under the Operating Facility, pay to the Operating Facility Lender directly, an amount equal to the difference between the face amount of the maturing Bankers’ Acceptances and the BA Discount Proceeds from the new Bankers’ Acceptances, together with the BA Stamping Fee payable to such Lender pursuant to Section 3.4.

(f)                                   In respect of any Conversion into Bankers’ Acceptances, in order to satisfy the continuing liability of the Borrower to a Lender for the amount of the converted Loan, each Lender shall receive and retain for its own account the BA Discount Proceeds of the Bankers’ Acceptances issued upon such Conversion, and the Borrower shall on the Conversion Date pay to the Agent for the account of such Lender or, in the case of a Conversion of

Bankers’ Acceptances under the Operating Facility, pay to the Operating Facility Lender directly, an amount equal to the difference between the principal amount of the converted Loan and the aggregate BA Discount Proceeds from the Bankers’ Acceptances issued on such Conversion, together with the BA Stamping Fee payable to such Lender pursuant to Section 3.4.

(g)                                  Each Lender may at any time and from time to time hold, sell, negotiate, rediscount or otherwise dispose of any or all Bankers’ Acceptances accepted and purchased by it for its own account.

4.6                               BA Equivalent Advances

Notwithstanding the other provisions of this Article 4, a Non-BA Lender shall, in lieu of accepting and purchasing Bankers’ Acceptances, make a BA Equivalent Advance.  The amount of each BA Equivalent Advance shall be equal to the BA Discount Proceeds which would be realized from a hypothetical sale of those Bankers’ Acceptances to such Non-BA Lender which such Lender would otherwise be required to accept and purchase as part of such a BA Issue.  To determine the amount of such BA Discount Proceeds, the hypothetical sale shall be deemed to take place at the BA Discount Rate and using the BA Period for such BA Issue.  Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the relevant Drawdown of, Conversion into or Rollover of Bankers’ Acceptances issued concurrently therewith.  Concurrently with the making of a BA Equivalent Advance, a Non-BA Lender shall be entitled to deduct therefrom an amount equal to the BA Stamping Fee which such Lender would otherwise be entitled to receive pursuant to Section 3.4 as part of such BA Issue if such Lender was accepting Bankers’ Acceptances, based on the amount payable on the maturity date of such BA Equivalent Advance.  BA Equivalent Advances shall accrue interest at a per annum rate equal to the BA Discount Rate for the term of the BA Equivalent Advance.  Upon the maturity date for such Bankers’ Acceptances, the Borrower shall pay to each Non-BA Lender, in satisfaction of the BA Equivalent Advance and interest accrued thereon, an amount equal to the face amount of the Bankers’ Acceptance which, but for this Section 4.6, such Lender would otherwise have been required to accept.  All references in this Agreement to “Loans”, “Bankers’ Acceptances” and “BA Issue” shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-BA Lender as part of a Drawdown of, Conversion into or Rollover of Bankers’ Acceptances.  Each such Advance may be evidenced by a Discount Note executed by the Borrower.

ARTICLE 5
LETTERS OF CREDIT

5.1                               Procedures and Limitations

The following provisions shall apply to LC Issues:

(a)                                 any request by the Borrower for the issuance of a Letter of Credit shall be given to the Operating Facility Lender;

(b)                                 each Letter of Credit shall have a term not exceeding 12 months or such longer period as may be acceptable to the Operating Facility Lender in its sole discretion and shall otherwise be in a form satisfactory to the Operating Facility Lender, provided that no term of a Letter of Credit shall extend beyond the Maturity Date of the Operating Facility unless and until the Borrower has for the benefit of the Operating Facility Lender fully cash collateralized all amounts that may be payable by the Operating Facility Lender in connection with each such Letter of Credit;

(c)                                  the Operating Facility Lender shall have no obligation to issue a Letter of Credit until the Borrower has executed and delivered to the Operating Facility Lender such ancillary documents, including applications and indemnities, as the Operating Facility Lender normally requires for similar transactions at least two Banking Days prior to the date of issuance;

(d)                                 the Borrower may not effect a Conversion of a Letter of Credit; and

(e)                                  the Borrower shall immediately reimburse the Operating Facility Lender for any amounts drawn on a Letter of Credit failing which the Lender shall be deemed to have made a Prime Loan or USBR Loan, as applicable, depending on the currency of the Letter of Credit.

ARTICLE 6
PAYMENTS

6.1                               Repayment and Prepayment of Loans

(a)                                 Within 30 days after the occurrence of a Borrowing Base Shortfall, the Borrower shall make a principal payment in the amount of such Borrowing Base Shortfall, all as more particularly set forth in Section 2.8(k).

(b)                                 If, as a result of currency fluctuations, the Equivalent Amount in Cdn. Dollars of the Outstanding Principal under any Credit Facility is at any time in excess of 105% of the aggregate Commitments for such Credit Facility, the Borrower shall within 5 Banking Days after receipt of notice from the Agent of such excess:

(i)            repay or otherwise reduce the Outstanding Principal under the applicable Credit Facility by the amount of such excess;

(ii)           if and to the extent permitted by the Agent or the Operating Facility Lender (as applicable), pay to such Person for deposit into an escrow account maintained by and in the name of such Person for the benefit of the applicable Lenders an amount equal to such excess; or

(iii)          any combination of (i) or (ii) above.

If such excess is less than 5% of the aggregate Commitments for the relevant Credit Facility, then the Borrower will only be required to repay such excess on the next Interest Payment Date, Rollover Date or Conversion Date, as applicable.

If the Equivalent Amount in Cdn. Dollars of the Outstanding Principal exceeds the aggregate Commitments for such Credit Facility for any reason other than currency fluctuations or the occurrence of a Borrowing Base Shortfall, the Borrower shall, promptly after receipt of notice from the Agent of such excess repay or otherwise reduce the Outstanding Principal under the applicable Credit Facility by the amount of such excess.

(c)                                  Subject to the other provisions hereof, the Borrower shall be entitled to repay or prepay all or any portion of any Loan without premium or penalty.

(d)                                 On the applicable Maturity Date for a Lender, the Borrower shall:

(i)            repay in full all Outstanding Principal under the applicable Credit Facility owing to such Lender; and

(ii)           repay all other Loan Indebtedness under the applicable Credit Facility owing to such Lender,

provided that if, at the time of a contemplated repayment to a Non-Extending Lender pursuant to this Section 6.1(d), a Default, Event of Default or Borrowing Base Shortfall exists, or would exist or be reasonably expected to exist upon making such payment to a Non-Extending Lender, then if all or any portion of such repayment is received by such Lender from the Borrower at any such time, such amount(s) shall upon receipt be held for the account of all Syndicated Facility Lenders and the Operating Facility Lender, on a proportionate basis having regard to their respective Commitments and the Total Commitment.

(e)                                  From the Effective Date until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full, and at any time when there is a Borrowing Base Shortfall, the Borrower shall make the following additional repayments upon its receipt of the following:

(i)            100% of the net cash proceeds of:

(A)                               any sale, exchange, lease, transfer or other disposition of the Borrower’s or any Material Subsidiary’s assets (other than Permitted Dispositions described in paragraphs (b), (c), (e), (h) and (i) of the definition of Permitted Dispositions);

(B)                               any Hedge Monetization; and

(C)                               any insurance proceeds;

in each case, exceeding $1,000,000 in the aggregate; and

(ii)           100% of the net cash proceeds of:

(A)                               any issuance or incurrence of any Debt for borrowed money by the Borrower or any Material Subsidiary (excluding the incurrence of the Loan Indebtedness under the Credit Facilities and intercorporate debt but including any Loan Indebtedness under any Credit Facilities made available to the Borrower pursuant to an increase in the Syndicated Facility and the Operating Facility after the Effective Date); and

(B)                               any issuances of equity interests in the Borrower or any Material Subsidiary (other than any equity issuances to employees, officers and directors of the Borrower or any Material Subsidiary in the ordinary course of business in connection with any stock based compensation or any flow through equity issuances, provided that such proceeds are used to incur and renounce “Canadian exploration expenses” or “Canadian development expenses”, each as defined in the Income Tax Act (Canada), up to an aggregate maximum of $20,000,000);

in each case, to be applied first to the repayment of Outstanding Principal under the Term Facility, and second, to the mandatory repayments of the Outstanding Principal under the Syndicated Facility and the Operating Facility as set forth under Section 6.1(f) on a pro rata basis, and thirdly, if a Borrowing Base Shortfall exists, to the repayment of the Outstanding Principal under the Syndicated Facility and the Operating Facility on a pro rata basis to the extent required to cure such Borrowing Base Shortfall.

Notwithstanding the provisions of this Section 6.1(e), all proceeds relating to any disposition of Borrowing Base Properties or from any Hedge Monetizations that result in a decrease in the Borrowing Base shall be applied by the Agent first to the Outstanding

Principal under Syndicated Facility and the Operating Facility in proportion to the respective Commitments of the Syndicated Facility Lenders and the Operating Facility Lenders to the extent required to cure any resulting Borrowing Base Shortfall, with the remaining proceeds (if any) being applied to the Outstanding Principal under the Term Facility as set forth in Section 6.1(e)(i).

(f)                                   If, on November 11, 2016, the Outstanding Principal under the Syndicated Facility, the Operating Facility or the Term Facility is in excess of the Total Syndicated Facility Commitment, the Operating Facility Commitment or the Total Term Facility Commitment (each as reflected in Schedule “A”-2), the Borrower shall repay the Outstanding Principal under the applicable Facility(ies) by the amount of such excess; provided, however, that no repayments of the Outstanding Principal under the Term Facility may be made by way of Drawdowns under the Syndicated Facility or the Operating Facility other than pursuant to a utilization of any increase in the Syndicated Facility or the Operating Facility after the Effective Date.

6.2                               Payments - General

(a)                                 In anticipation of any repayment or prepayment of any Loan under a Credit Facility, the Borrower shall deliver to the Agent or the Operating Facility Lender, as applicable, a Notice of Rollover/Conversion/Repayment with the same prior notice that would apply if the Borrower was obtaining a Drawdown of such Loan.

(b)                                 All payments of principal, interest, fees and other amounts owing from time to time by the Borrower to the Lenders pursuant to this Agreement shall be made in the currency in which the related Loan is outstanding (or in Cdn. Dollars if such payment does not relate to any Loan) by deposit or transfer from the Borrower’s Accounts no later than noon (Calgary time) on the relevant date for payment.  Any payment received after noon (Calgary time) shall be deemed to be received on the next following Banking Day.

(c)                                  The Borrower authorizes and directs the Agent and the Operating Facility Lender (as applicable) to automatically debit the Borrower’s Accounts for all amounts payable by the Borrower under this Agreement, including the repayment of principal and the payment of interest and fees and all charges agreed to by the Borrower for the maintaining of the Borrower’s Accounts, and to credit the Borrower’s Accounts for amounts, if any, to be repaid to the Borrower by the Lenders under this Agreement.  The Agent shall, as soon as is practical after making any such debit or credit, inform the Borrower of the amount thereof and provide reasonable details of the calculation thereof.

(d)                                 All payments by the Borrower hereunder shall be made in immediately available freely transferable funds.

(e)                                  The Borrower shall make all payments required hereunder, whether by way of principal, interest or otherwise, without regard to any defence, counterclaim or right of set off available to the Borrower and without withholding any Taxes.  If the Borrower is required by Law to deduct any withholding Taxes from or in respect of any amounts payable under this Agreement (i) the amounts payable by the Borrower hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6.2(e)) the Agent and the Lenders will receive an amount equal to the sum they would have received had no such deductions been made, (ii) the Borrower will make such deductions and (iii) the Borrower will pay the full amount deducted to the relevant taxing authority or other Governmental Authority in accordance with applicable Law.  Notwithstanding the foregoing, unless a Lender is an assignee in the circumstances contemplated in Section 15.2, the Borrower shall have no obligation to gross up for Taxes withheld wholly because a Lender is a non resident of Canada within the meaning of the Income Tax Act (Canada).

(f)                                   Unless otherwise specifically provided for herein, if any payment required hereunder shall become due and payable on a day which is not a Banking Day, such payment shall be made on the next following Banking Day and any extension of time shall in such case be included in computing interest payable hereunder relating to such payment.

(g)                                  A repayment or prepayment of a LIBOR Loan may occur only on the last day of the relevant LIBOR Period for such LIBOR Loan (unless the Borrower pays LIBOR breakage costs to the Lenders in accordance with Section 13.2).

(h)                                 A repayment or prepayment of a BA Issue may occur only on the maturity date for such BA Issue.

6.3                               Application of Payments after an Event of Default

Except as otherwise agreed to by all the Lenders in their sole discretion, any sum received by the Agent or the Lenders for application in respect of the Loan Indebtedness, any Cash Management Obligations and any Secured Swap Obligations at any time after the Agent has declared all or any part of the outstanding Loans or the Loan Indebtedness hereunder payable pursuant to Section 11.2 or the occurrence of an Event of Default specified in Section 11.1(e), shall (except to the extent any such sums are received by a Lender in respect of a Secured Swap Obligation which is secured by a Permitted Lien other than the Security Documents) be applied by the Agent among the Lenders and the Agent in accordance with amounts owed to the Lenders, the Cash Manager, the Swap Lenders and the Agent in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a)                                 in or towards payment of any fees or expenses then due and payable to the Agent hereunder;

(b)                                 rateably among the Lenders, the Cash Manager and the Swap Lenders in respect of amounts due and payable to the Lenders, the Cash Manager and the Swap Lenders as and by way of recoverable expenses hereunder, under any Cash Management Documents and under any Hedge Agreement to which any Swap Lender is a party;

(c)                                  rateably among the Lenders in respect of amounts due and payable to the Lenders as and by way of any fees then due and payable to the Lenders hereunder;

(d)                                 rateably among the Lenders in respect of amounts due and payable to the Lenders by way of interest pursuant to Sections 3.1, 3.2 and 3.3, BA Stamping Fees pursuant to Section 3.4, LC Fees pursuant to Section 3.6, interest on overdue amounts pursuant to Section 3.8 and standby fees pursuant to Section 3.5;

(e)                                  rateably among the Lenders in respect of any other amount (other than Outstanding Principal) not hereinbefore referred to in this Section 6.3 which are then due and payable by the Borrower hereunder;

(f)                                   rateably among the Lenders, the Cash Manager and the Swap Lenders in or towards repayment to the Lenders, the Cash Manager and the Swap Lenders of the Loan Indebtedness then outstanding hereunder, the Cash Management Obligations then outstanding and the Secured Swap Obligations then outstanding, subject to any adjustments required to be made in accordance with the provisions of Section 14.4; and

(g)                                  any balance remaining to the Borrower or as otherwise required by applicable law.

After the Agent has declared all or any part of the outstanding Loans or Loan Indebtedness hereunder payable as aforesaid, each Lender agrees that (i) it will at any time or from time to time thereafter at the request of the Agent as required by any Lender, purchase at par on a non-recourse basis a participation in the Aggregate Principal Amount owing to each of the other Lenders and make any other adjustments as are necessary or appropriate, in order that the Aggregate Principal Amounts owing to each of the Lenders, as adjusted pursuant to this Section 6.3, will be in the same proportion as each Lender’s Commitment was to the Total Commitment immediately prior to the Event of Default resulting in such declaration, and (ii) the amount of any repayment made by or on behalf of the Borrower and the Material Subsidiaries under the Loan Documents or any sum received by the Agent for repayment of Loan Indebtedness will be applied by the Agent in a manner such that to the extent possible the amount of the Aggregate Principal Amount owing to each Lender after giving effect to such application will be in the same proportion as each Lender’s Commitment was to the Total Commitment immediately prior to the Event of Default resulting in such declaration.

ARTICLE 7
SECURITY

7.1                               Security

The Existing Security shall constitute continuing collateral security for the Loan Indebtedness, the Secured Swap Obligations and the Cash Management Obligations.  In addition, the Borrower shall deliver to the Agent on behalf of the Lenders the following duly executed Security Documents:

(a)                                 if and when any entity becomes a Material Subsidiary, the following documents prior to or concurrently with it becoming a Material Subsidiary:

(i)            a Guarantee from such Material Subsidiary; and

(ii)           a Debenture from such Material Subsidiary in the principal amount of Cdn. $1,000,000,000 together with a Deposit Instrument in respect thereof; and

(b)                                 if and when requested by the Agent, such documents and instruments providing a fixed Lien in accordance with Section 7.6.

7.2                               Sharing Security

The Borrower and the Lenders agree and acknowledge that the Security is being shared equally among (a) the Lenders to secure the Loan Indebtedness of the Borrower, (b) the Swap Lenders to secure the Secured Swap Obligations, and (c) the Cash Manager to secure the Cash Management Obligations, in each case on a pari passu basis, and that the Agent will hold the Security for the benefit of the Lenders, the Swap Lenders and the Cash Manager with respect to all Loan Indebtedness, the Secured Swap Obligations and the Cash Management Obligations. For purposes of the above sentence, pari passu basis means:

(a)                                 with respect to the Syndicated Facility Lenders, the Outstanding Principal under the Syndicated Facility relative to the aggregate of the Outstanding Principal under each of the Credit Facilities plus the Secured Swap Obligations plus the Cash Management Obligations;

(b)                                 with respect to the Operating Facility Lender, the Outstanding Principal under the Operating Facility relative to the aggregate of the Outstanding Principal under each of the Credit Facilities plus the Secured Swap Obligations plus the Cash Management Obligations;

(c)                                  with respect to the Swap Lenders, the Secured Swap Obligations relative to the aggregate of the Outstanding Principal under each of the Credit Facilities plus the Secured Swap Obligations plus the Cash Management Obligations;

(d)                                 with respect to the Cash Manager, the Cash Management Obligations relative to the aggregate of the Outstanding Principal under each of the Credit Facilities plus the Secured Swap Obligations plus the Cash Management Obligations; and

(e)                                  with respect to the Term Facility Lenders, the Outstanding Principal under the Term Facility relative to the aggregate of the Outstanding Principal under each of the Credit Facilities plus the Secured Swap Obligations plus the Cash Management Obligations.

The Swap Lenders, as amongst themselves, will share their pro rata allocation of the Security, as determined in paragraph (c) above, based on a pro rata allocation of the aggregate outstanding Secured Swap Obligations owing to each Swap Lender.

If requested by any of the Agent, the Majority Lenders, the Operating Facility Lender, any Swap Lender or the Cash Manager, then the Agent, the Lenders, the Swap Lenders and the Cash Manager will enter into such further agreements and assurances as may be reasonably requested to further evidence the provisions of this Section 7.2.

7.3                               Exclusivity of Remedies

Nothing herein contained or in the Security now held or hereafter acquired by the Agent, the Lenders, the Swap Lenders or the Cash Manager nor any act or omission of the Agent, the Lenders, the Swap Lenders or the Cash Manager with respect to any such Security, will in any way prejudice or affect the rights, remedies or powers of the Agent, the Lenders, the Swap Lenders or the Cash Manager with respect to any other security at any time held by the Agent, the Lenders, the Swap Lenders or the Cash Manager.

7.4                               Form of Security

The Security and all other agreements, documents and instruments referred to in Section 7.1 will be in such form or forms as will be required by the Agent acting reasonably. Should the Agent, acting reasonably, determine at any time and from time to time that the form and nature of the then existing Security is deficient in any way or does not fully provide the Agent, the Lenders, the Swap Lenders and the Cash Manager with the Liens and priority to which each is entitled hereunder, the Borrower will forthwith execute and deliver or cause to be executed and delivered to the Agent, at the Borrower’s expense, such amendments to the Security or provide such new security as the Agent may reasonably request.

7.5                               After-Acquired Property

All property acquired by or on behalf of the Borrower or a Material Subsidiary after the date of execution of the Security which forms part of the property of the Borrower or any Material Subsidiary (hereinafter collectively referred to as “After-Acquired Property”), will be subject to the charges and security interests of the Debentures, without any further conveyance, mortgage, pledge, charge, assignment or other act on the part of such parties.  Without limiting the effect of the preceding sentence, the Borrower will from time to time execute and deliver, or cause to be executed and delivered, and the Agent will register, all at the Borrower’s expense, such instruments supplemental to the Security, in form and substance satisfactory to the Agent, acting reasonably, as may be necessary or desirable to ensure that the Security as amended and supplemented constitutes in favour of the Agent, the Lenders, the Swap Lenders and the Cash Manager an effective fixed and floating charge or security interest over such After-Acquired Property as required hereunder, subject only to Permitted Liens which under applicable Law rank in priority thereto.

7.6                               Undertaking to Grant Additional Fixed Charge Security

At the request of the Agent or the Lenders, which request may be made at any time and from time to time, and in the sole discretion of the Agent or the Lenders, the Borrower will forthwith grant, or cause to be granted, to the Agent for the benefit of the Agent, the Lenders, the Swap Lenders and the Cash Manager, additional fixed charges to any charges already contained in a Debenture (subject only to Permitted Liens which under applicable Law rank in priority thereto) over such of the Borrower’s and each Material Subsidiary’s property (as to their respective interests therein) as the Agent, in its sole discretion, determines as security for all then present and future Loan Indebtedness, Secured Swap Obligations and Cash Management Obligations.  In this connection, the Borrower will, or will cause the Material Subsidiaries to:

(a)                                 provide the Agent with such information as is reasonably required by the Agent to identify the additional property to be charged pursuant to this Section 7.6;

(b)                                 do all such things as are reasonably required to grant in favour of the Agent, the Lenders, the Swap Lenders and the Cash Manager a fixed Lien (subject only to Permitted Liens which under applicable Law rank in priority thereto) in respect of such additional property to be so charged pursuant to this Section 7.6;

(c)                                  provide the Agent with all corporate or partnership, as applicable, resolutions and other action, as reasonably required, for the Borrower or a Material Subsidiary to grant such charges to the Agent, the Lenders, the Swap Lenders and the Cash Manager in the property identified by the Agent to be so charged;

(d)                                 provide the Agent with such security instruments (including supplemental debentures), legal opinions and other documents which the Agent, acting reasonably, deems are necessary to give full force and effect to this Section 7.6;

(e)                                  assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in Canada or any province thereof as the Agent, acting reasonably, deems necessary to give full force and effect to this Section 7.6; and

(f)                                   pay all costs and expenses incurred by the Agent in connection with the preparation, execution and registration of all agreements, documents and instruments, including any amendments to the Security, made in connection with this Section 7.6.

7.7                               Registration of Security

The Security will be registered in such offices in Canada or any province thereof as the Agent may from time to time require to protect the Liens created thereby, including by way of specific fixed charge registrations against the real property titles to the P&NG Rights at any time and from time to time in the sole discretion of the Agent or the Lenders, as contemplated in Section 7.6, at the sole cost of the Borrower.  The Borrower will assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in Canada or any province thereof as the Agent, acting reasonably, deems necessary to give full force and effect to this Section 7.7.

7.8                               Discharge of Security

The Agent and the Lenders will discharge the Security at the Borrower’s expense forthwith after all of the Loan Indebtedness and the Secured Swap Obligations have been unconditionally and irrevocably paid or satisfied in full and the Credit Facilities and each such swap facility has been cancelled.

7.9                               Permitted Liens

None of:

(a)                                 the fact that the Borrower or a Subsidiary is, by the terms of this Agreement or any other Loan Document, permitted to create, assume or suffer to exist any Permitted Lien, Minor Title Defect, Permitted Debt or Permitted Contest;

(b)                                 the fact that any representation, warranty or covenant herein or in any other Loan Document may make an exception for the existence of any Permitted Lien, Minor Title Defect, Permitted Debt or Permitted Contest; or

(c)                                  the fact that the Liens created pursuant to the Security may be stated to be subject to, or are not required to rank in priority to, Permitted Liens, Minor Title Defects, Permitted Debt or Permitted Contests;

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Lien created pursuant to the Security to any Permitted Lien, Minor Title Defect, Permitted Debt or Permitted Contest or to any other Lien or other obligation whatsoever, or be construed to mean that the Loans under this Agreement or the Loan Documents (including the Security) are in any way subordinate or junior in right of payment to any Permitted Debt, it being the intention of the parties that all Liens created pursuant to the Security shall at all times rank as first priority Liens, including in priority to Permitted Liens, Minor Title Defects, Permitted Debt and Permitted Contests and all other Liens or other obligations whatsoever, subject to Applicable Law.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES

8.1                               Representations and Warranties

The Borrower represents and warrants to the Agent and the Lenders as follows:

(a)                                 Organization and Power.  The Borrower and each corporate Material Subsidiary is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation or amalgamation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary (except where failure to so register could not reasonably be expected to have a Material Adverse Effect), and has the capacity and power to own its property and assets, to carry on its business, to execute and deliver the Loan Documents executed by it, to comply with the provisions thereof and to duly perform and observe all of its obligations thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action.  Each Material Subsidiary that is a partnership or trust is validly subsisting as a partnership or a trust under the laws of its jurisdiction of formation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary (except where failure to so register could not reasonably be expected to have a Material Adverse Effect), and has the capacity and power to own its property and assets, to carry on its business, to execute and deliver the Loan Documents executed by it, to comply with the provisions thereof and to duly perform and observe all of its obligations thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary partnership action or trust action, as applicable.

(b)                                 No Violation.  The execution, delivery and performance by the Borrower and each Material Subsidiary of the Loan Documents to which it is a party will not violate any provisions of:

(i)            any applicable Law or Governmental Authorization of any Governmental Authority having jurisdiction, or

(ii)           its constating documents, or any agreement, deed, undertaking or instrument to which it is a party or by which it or its assets are bound.

(c)                                  Enforceability.  Each of the Loan Documents constitutes, or when executed and delivered will constitute, a legal, valid and binding obligation of the Borrower or a Material Subsidiary (as applicable) enforceable in accordance with its terms.

(d)                                 No Default.  No Default or Event of Default exists.

(e)                                  Agreements.  Neither the Borrower nor any Material Subsidiary is in default under any agreement to which it is a party or by which it is bound except for any such default which individually or in the aggregate would not have, and would not reasonably be expected to have, a Material Adverse Effect.

(f)                                   Governmental Authorizations.  The Borrower and each Material Subsidiary has obtained and maintained in full force and effect at all times all Governmental Authorizations which are reasonably necessary or advisable to conduct the business of the Borrower and each Material Subsidiary, except to the extent the failure to obtain or maintain such Governmental Authorizations would not have, and would not reasonably be expected to have, a Material Adverse Effect.

(g)                                  Financial Statements.  The Financial Statements of the Borrower provided, or that will be provided, by the Borrower to the Agent in connection with this Agreement (or in connection with the negotiation of this Agreement) were or will be (as the case may be) prepared by the Borrower in accordance with GAAP, and fairly present the consolidated financial position of the Borrower at the date or dates thereof.

(h)                                 Taxes.  All of the Taxes required to be remitted by the Borrower and each Material Subsidiary to any Governmental Authority have been paid or discharged, subject only to Permitted Contests (the aggregate amount of which does not exceed an amount equal to 5% of the Borrowing Base).

(i)                                     Compliance with Laws.  The Borrower and each Material Subsidiary has complied with all Laws, including all Environmental Laws, relating to its assets, business and operations except to the extent that the failure to do so would not individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect, and:

(i)            the Borrower and each Material Subsidiary possesses all licences, permits and other Governmental Authorizations necessary to conduct its business including operations at its plants, other than such licences, permits and other Governmental Authorizations the absence of which would not individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect,

(ii)           neither the Borrower nor any Material Subsidiary has received any notices to the effect that the operations or the assets of the Borrower or any Material Subsidiary on its real property are not in full compliance with all Environmental Laws or the subject of any Environmental Claims, except, in each case, to the extent any failure to comply would not reasonably be expected to have a Material Adverse Effect,

(iii)          neither the Borrower nor any Material Subsidiary has received any notices of an Environmental Claim in any material amount as a result of the Release or threatened Release of any Hazardous Materials into the Environment or into any facility or structure nor have there been any Releases, spills or discharges of any Hazardous Materials into the Environment or into any facility or structure, which after lapse of time, would give rise to any Environmental Claims which in either case would have or would reasonably be expected to have a Material Adverse Effect nor is the Borrower or any Material Subsidiary aware that there is any basis for any such Environmental Claims being commenced,

(iv)          neither the Borrower nor any Material Subsidiary has used any real property as a landfill or waste disposal site, nor is the Borrower aware of the presence of any Hazardous Materials deposited or disposed of on any real property except in the normal and ordinary course of its business in accordance with standards adhered to by prudent oil and gas operators operating similar properties in Canada except in each case to the extent any failure to do so could not reasonably be expected to have a Material Adverse Effect, and

(v)           all pollution control equipment which operates as part of the business of the Borrower or any Material Subsidiary is effective in meeting applicable emissions limits and effluent pre-treatment standards, except to the extent any failure to do so would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(j)                                    Subsidiaries.  As at the Effective Date, all Subsidiaries (including all Material Subsidiaries) are listed in Schedule G and the Borrower owns, directly or indirectly, 100% of the shares in the capital of each Material Subsidiary.

(k)                                 Title to Assets.  The Borrower and each Material Subsidiary has good and valid title to all of its Borrowing Base Properties, subject only to Permitted Liens and Minor Title Defects.

(l)                                     Outstanding Debt.  The Borrower and the Material Subsidiaries have no Debt outstanding other than the Permitted Debt.  As of the Effective Date, neither the Borrower nor any Material Subsidiary is in default under the provisions of any instrument evidencing such Debt or of any agreement relating thereto.

(m)                             Agreements re: Certain Inter-Company Transactions.  As at the Effective Date: (A) there are no agreements which provide for or contain any commitment to transfer P&NG Rights as between or among any of the Borrower and/or any of the Subsidiaries; and (B) there are no agreements which provide for or create any obligations in respect of indebtedness for borrowed money as between or among the Borrower and/or any of the Subsidiaries.

(n)                                 Convertible Debentures.  As of the Effective Date, neither the Borrower nor the Material Subsidiaries have any outstanding Convertible Debentures.

(o)                                 Actions Pending.  There is no action, suit, investigation or proceeding pending or, to the knowledge of the Borrower, threatened against the Borrower or any of the Material Subsidiaries which purports to affect the validity or enforceability of this Agreement or any other Loan Document.

(p)                                 Insurance.  The Borrower and the Material Subsidiaries have (or have maintained on their behalf) in full force and effect such policies of insurance as are required in order for the Borrower to be in compliance with its covenant in Section 9.1(m).

(q)                                 Full Disclosure.  All engineering reports and other information provided by or on behalf of the Borrower to the Agent or any Lender in writing in connection with the negotiation of this Agreement and the assessment of the Credit Facilities are true and correct in all material respects, and there is no information known to the Borrower that would cause such information provided to the Agent or any Lender to be incorrect or misleading in any material respect.

(r)                                    Swap Obligations to Swap Lenders.  As at the Effective Date, the only Hedge Agreements entered into by the Borrower or any Material Subsidiary with any Swap Lender are as set forth in Schedule K.

(s)                                   Production Payments. As at the Effective Date, neither the Borrower nor any Material Subsidiary is a party to or otherwise bound by any Production Payment Transaction.

(t)                                    Accuracy and Completeness of Information. There is no material error or inaccuracy known to the Borrower in any statement of fact made in any Loan Document delivered to the Agent or any Lender (or in any document, instrument, record, writing, data, electronic file or other information delivered pursuant thereto), nor has it been determined by or on behalf of the Borrower that any of the foregoing is incomplete in the form as delivered to the Agent or the applicable Lender, since the date of delivery to the relevant recipient thereof.

8.2                               Nature and Survival of Representations and Warranties

All statements contained in any certificate or other instrument delivered by or on behalf of the Borrower pursuant to or in connection with this Agreement, and all representations, warranties, covenants, indemnities and agreements contained in the Loan Documents, shall survive the execution and delivery of the Loan Documents, the making of Loans and the repayment of the Loan Indebtedness.  All such representations and warranties shall be deemed to be repeated on each Drawdown Date under and pursuant to this Agreement, as if made on such date (except for those representations and warranties which are expressly limited to the Effective Date). All representations and warranties, whenever made (except for those representations and warranties which are expressly limited to the Effective Date), should be stated to be effective until termination of the Credit Agreement, notwithstanding any investigation made at any time by or on behalf of the Agent or any of the Lenders.

ARTICLE 9
COVENANTS

9.1                               Positive Covenants

The Borrower covenants and agrees with the Agent and the Lenders as follows:

(a)                                 Punctual Payment.  The Borrower shall duly and punctually pay or cause to be paid the Loan Indebtedness at all times when due, at the places and in the manner specified herein.

(b)                                 Quarterly Reporting.  Within 60 days after the end of each of the first three Fiscal Quarters, the Borrower shall provide the Agent with (i) quarterly unaudited consolidated Financial Statements of the Borrower, (ii) consolidated production and revenue reports of the Borrower and the Material Subsidiaries in form and substance satisfactory to the Agent, (iii) a Compliance Certificate, and (iv) if requested, an Environmental Certificate.

(c)                                  Annual Reporting.  Within 120 days after the end of each Fiscal Year, the Borrower shall provide the Agent with (i) if requested, annual unaudited and unconsolidated Financial Statements for the Borrower and for each Material Subsidiary, (ii) annual audited consolidated Financial Statements of the Borrower, (iii) a Compliance Certificate and (iv) an Environmental Certificate.

(d)                                 Engineering Reports.

(i)            On or before March 31 of each year during the term of this Agreement, the Borrower shall provide the Agent with an Independent Engineering Report accompanied by, upon request, an Officer’s Certificate which certifies that, to the best of the officer’s knowledge, information and belief (after due inquiry), ownership of the P&NG Rights and interests therein by the Borrower and the Material Subsidiaries and any royalties or other encumbrances on such rights and interests is as set forth in such report.

(ii)           On or before September 30 of each year during the term of this Agreement, the Borrower shall provide the Agent with an Internal Reserves Change Report or an Independent Engineering Report, in either case accompanied by, upon request, an Officer’s Certificate which certifies that, to the best of the officer’s knowledge, information and belief (after due inquiry), ownership of the P&NG Rights and interests therein by the Borrower and the Material Subsidiaries and any royalties or other encumbrances on such rights and interests is as set forth in such report.

(iii)          Each report may be supplemented by all such other internal information as the Borrower or the Lenders, acting reasonably, may request or deem appropriate.

(iv)          Notwithstanding each Lender’s right to request updated third party engineering pursuant to Section 2.8, the Borrower shall, and shall cause each Material Subsidiary to, if necessary, provide to each Lender sufficient internally prepared information to permit each Lender’s respective engineering consultants to prepare economic engineering evaluations covering the Borrowing Base Properties.

(e)                                  Notices and Filings.  The Borrower shall provide to the Agent on a timely basis all reports, notices and proxies which it sends to its common shareholders concurrently with furnishing the same to such shareholders and shall furnish to the Agent all material change reports or annual information forms that it files with any securities commissions having jurisdiction over the Borrower, provided that the Borrower shall be deemed to have provided or furnished the information required by this Section 9.1(e) if the information shall have been timely made available on “SEDAR” in accordance with all applicable Laws and securities exchange requirements.

(f)                                   Additional Information.  At the request of the Agent, the Borrower shall provide the Agent with the following:

(i)            forthwith following approval thereof by its directors and in any event within 90 days after the end of each Fiscal Year, a copy of the annual cash flow projections and capital expenditure budget (on a consolidated basis) respecting the Borrower for the Fiscal Year in which they are delivered, including the estimated annual provision for site restoration and abandonment costs associated with the oil and gas properties of the Borrower and the Material Subsidiaries;

(ii)           reports on its exploration, development or acquisition programs;

(iii)          monthly lease operating statements for each month, within 60 days after each month end, except for those months comprising the first Fiscal Quarter of each Fiscal Year (and for greater certainty the reporting for such first Fiscal Quarter as provided for elsewhere in this Agreement shall continue to apply); and

(iv)          such other reports, financial data and other information as may be reasonably requested by the Agent from time to time.

(g)                                  Maintenance and Operations.  The Borrower shall, and shall cause each Material Subsidiary to, care for, maintain, protect and preserve its P&NG Rights, oilfield equipment and related assets in accordance with sound oil and gas industry practice in western Canada.

(h)                                 Existence and Agreements.  The Borrower shall, and shall cause each Material Subsidiary to, maintain in good standing its corporate, partnership or trust existence, as applicable, and preserve and keep all of its agreements, rights, franchises, licences, operations, contracts or other arrangements in full force and effect, subject only to Permitted Liens and except to the extent failure to do so would not have, or reasonably be expected to have, a Material Adverse Effect.

(i)                                     Conduct of Business.  The Borrower shall, and shall cause each Material Subsidiary to, carry on and conduct its business in a proper and efficient manner, and comply with all Laws including all Environmental Laws, relating to its assets, business and operations, except to the extent any failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j)                                    Payment of Taxes.  The Borrower shall, and shall cause each Material Subsidiary to, pay or discharge all lawful Taxes and Liens imposed on earnings, labour or materials, subject only to Permitted Contests the aggregate amount of which do not, at any time, exceed an amount equal to 5% of the Borrowing Base.

(k)                                 Notice of Certain Events.  The Borrower shall give the Agent prompt written notice of:

(i)            any Default or Event of Default,

(ii)           any Release, litigation, proceeding, claim or dispute (or notice relating thereto) affecting the Borrower or any Material Subsidiary which individually or in the aggregate would have, or reasonably be expected to have, a Material Adverse Effect,

(iii)          the occurrence of any event of default or of any event or condition which with the giving of notice or the lapse of time or both could become an event of default under any agreement or agreements evidencing Debt or under any Hedge Agreement where the aggregate amount in default is in excess of an amount equal to 5% of the Borrowing Base;

(iv)          the discovery of any title defect in respect of any of the Borrowing Base Properties, other than a Minor Title Defect; and

(v)           the incurrence of Unsecured Debt in excess of a principal amount of an amount equal to 5% of the Borrowing Base at any one time or in the aggregate by a series of related transactions.

(l)                                     Governmental Authorizations.  The Borrower shall, and shall cause each Material Subsidiary to, obtain and maintain in full force and effect all Governmental Authorizations which are required or reasonably necessary to carry on its business, except to the extent that the failure to obtain and maintain such Governmental Authorizations would not individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect.

(m)                             Insurance.  The Borrower shall, and shall cause each Material Subsidiary to, maintain in full force and effect such policies of insurance issued by insurers of recognized standing insuring such properties and operations of the Borrower and the Material Subsidiaries, including business interruption insurance and replacement cost insurance, and providing such coverages as would be maintained by a prudent oil and gas operator engaged in the same or similar business in the localities where such properties and operations are located, including the Agent as additional insured and first loss payee, and shall, if required, furnish the Agent with certificates or other evidence satisfactory to the Agent of compliance with the foregoing provisions.

(n)                                 Material Subsidiaries.  The Borrower shall promptly notify the Agent of its intention to create or acquire any new Material Subsidiary by delivering a new Schedule G, and the Borrower shall: (i) prior to or concurrently with such creation or acquisition cause such Material Subsidiary to execute in favour of the Lenders the documents required by Section 7.1(a); and (ii) cause to be provided such legal opinions and other documents and instruments in connection with the documents provided pursuant to subsection (i) with respect to such Material Subsidiary as may be reasonably requested by the Agent.

(o)                                 Consolidation and Subsidiary Ownership.  The Borrower shall ensure that it and the Material Subsidiaries directly own not less than 95% of the consolidated assets of the Borrower (as determined in accordance with GAAP) and that the Borrower owns and controls, directly or indirectly, all of the outstanding capital stock, partnership interests and trust interests of each of the Material Subsidiaries.

(p)                                 Examination of Books and Records.  The Borrower shall, and shall cause each Material Subsidiary to, at reasonable times and upon reasonable notice, permit representatives of the Agent or the Lenders to examine the Borrower’s or Material Subsidiary’s books, accounts, records, Collateral and other assets.

(q)                                 Change of Name or Office.  The Borrower shall notify the Agent at least 10 Banking Days in advance of any change in the name or the location of the chief executive office of the Borrower or any Material Subsidiary.

(r)                                    Protection of Security.  The Borrower shall, and shall cause each Material Subsidiary to, do all things reasonably requested by the Agent to protect and maintain the Security and the intended priority thereof in relation to other Persons.

(s)                                   Environmental Audit.  If the Agent, acting reasonably, determines that the Borrower’s or any Material Subsidiary’s obligations or other liabilities in respect of matters dealing with the protection or contamination of the Environment or the maintenance of health and safety standards could individually or in the aggregate reasonably be expected to have a Material Adverse Effect then, at the request of the Agent, the Borrower will, and will cause each Material Subsidiary to, assist the Agent in conducting an environmental audit of the property which is the subject matter of such obligations or liabilities, by an independent consultant selected by the Agent.  The cost of such audit will be for the account of the Borrower, provided that the Agent will carry out such audit in consultation with the Borrower to expedite its completion in a cost effective manner.  If such audit indicates that the Borrower or any Material Subsidiary is in breach, or with the passage of time is likely to be in breach, of any Environmental Laws and such breach or potential breach individually or in the aggregate would have or could reasonably be expected to have, in the opinion of the Agent, acting reasonably, a Material Adverse Effect, and without in any way prejudicing or suspending any of the rights and remedies of the Agent under the Loan Documents, the Borrower will or will cause the applicable Material Subsidiary to, forthwith commence and diligently proceed to rectify or cause to be rectified such breach or potential breach, as the case may be, and will keep the Agent fully advised of the actions they intend to take and have taken to rectify such breach or potential breach and the progress they are making in rectifying same.  The Agent will be permitted to retain, for the account of the Borrower, the services of a consultant to monitor the Borrower’s or the applicable Material Subsidiary’s compliance with this Section 9.1(s).

(t)                                    Pension Plans.  The Borrower shall, and shall cause each Material Subsidiary to, make all required payments in respect of funding each pension plan applicable to it and otherwise fully comply with all Laws governing or affecting such plans (including the federal laws of Canada and the laws of the applicable Province) if the failure to make such payments or so comply individually or in the aggregate could have, or would reasonably be expected to have, a Material Adverse Effect, or could result in the imposition of any Lien (other than a Permitted Lien) on any of their respective assets.

(u)                                 Subsidiary Performance.  The Borrower will cause each Material Subsidiary to, as applicable, observe the terms of and perform its obligations under each of the Loan Documents to which it is a party.

(v)                                 Defend Title to Assets.  The Borrower shall, and shall cause each Material Subsidiary to, maintain, protect and defend title to the Borrowing Base Properties and take all such acts and steps as are reasonably necessary or advisable at any time and from time to time to retain ownership by the Borrower and each Material Subsidiary of its interest in the Borrowing Base Properties in good standing (other than Permitted Dispositions or as provided for in Section 2.8(h)).

(w)                               Secured Swap Obligations.  If a Material Subsidiary enters into any arrangement pursuant to which it incurs, assumes or otherwise becomes subject to any Secured Swap Obligations, the Borrower shall give a guarantee substantially in the form of Schedule I-1 respecting those Secured Swap Obligations.

(x)                                 Grafton Reporting. The Borrower shall provide to the Agent:

(i)            a notice or report in respect of capital expenditures incurred, and earning by Grafton under, each Grafton Drilling Program Agreement concurrently with providing such information to Grafton;

(ii)           notice of any material development or occurrence under or in connection with the Grafton Drilling Program Agreement as soon as practicable thereafter, including:

(A)                               any occurrence of Payout thereunder;

(B)                               any exercise by Grafton of the Extension Option or the Conversion Right thereunder;

(C)                               any termination of the Funding Period thereunder;

(D)                               any occurrence of an Event of Default thereunder;

(E)                                the exercise by Grafton of its Change of Control Put Right thereunder;

(D)                               the termination by Grafton of the Funding Period thereunder after a

Change of Control of the Borrower such that it gives rise to an obligation of the Borrower to pay to Grafton the Change of Control Payment thereunder;

(E)                                the exercise by Grafton of the Default Put Right thereunder;

(F)                                 the failure of the Borrower to incur or have firm commitments to incur Program Costs thereunder in an amount such that it gives rise to an obligation of the Borrower to pay to Grafton an Under-Expenditure Payment thereunder;

(G)                               any notice delivered thereunder pursuant to Clause 4.7 (Development Plan not Economic), Clause 4.8 (Early Termination), Clause 5.3 (Grafton’s Failure to Fund) or Clause 5.4 (Bellatrix Call Right) thereof; and

(H)                              in connection with any Environmental Liability the costs for which may exceed an amount equal to 5% of the Borrowing Base;

with the capitalized terms used in this Section 9.1(x)(ii) having the meanings ascribed to them in the Grafton Drilling Program Agreement; and

(iii)          such other information in respect of the Grafton Drilling Program Agreement as the Agent may reasonably request from time to time.

(y)                                 Unsecured Note Debt Amendments.  The Borrower shall promptly, but in any event within 10 Banking Days after the execution thereof, notify the Agent of any amendments made to any agreements respecting Unsecured Note Debt, and shall provide a copy of all supplemental indentures and other agreements which give effect thereto.

(z)                                  Monthly Reporting. From the Effective Date until and ending at such time as all Loan Indebtedness until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full, and at any time when there is a Borrowing Base Shortfall:

(i)            within 35 days after the end of each calendar month commencing with July, 2016, the Borrower shall provide the Agent with:

(A)                               preliminary internal financial statements of the Borrower for such prior calendar month consisting of a balance sheet, cash flow statement and income statement but excluding notes thereto;

(B)                               preliminary internal production and revenue reports of the Borrower and any Material Subsidiaries for such prior calendar month;

(C)                               an abbreviated management discussion and analysis for such prior calendar month;

(D)                               a written presentation of actual versus budget variances with respect to the 2016 financial forecast;

(E)                                a written update on initiatives to reduce Debt and, if applicable, copies of offers for asset purchases and/or term sheets for Debt and equity issuances; and

(F)                                 a statement showing aged accounts payables and receivables for such prior calendar month; and

(ii)           within 7 days after the end of each calendar month, the Borrower shall provide the Agent with a summary of the daily changes in Outstanding Principal under the Operating Facility for such calendar month.

(aa)                          Payment Plan.  No later than August 15, 2016, the Borrower shall provide the Agent with a plan approved by the board of directors of the Borrower (the “Plan”), satisfactory to the Lenders in their sole discretion, outlining the details (including anticipated sources of funds) associated with the mandatory repayments required to be made by November 11, 2016 pursuant to Section 6.1(f).

(bb)                          Appointment of Financial Advisor.  The Lenders, upon the request of any Lender, shall have the right to appoint a single financial advisor at the sole expense of the Borrower, which financial advisor shall be chosen by the Lenders, in consultation with the Borrower (provided that the choice of financial advisor remains at the Lenders’ sole discretion), to review, amongst other things, the Plan and the reasonability of the Plan to make the mandatory repayments under Section 6.1(f) and identify possible alternative payment plans.

(cc)                            Term Sheet(s). No later than October 1, 2016, the Borrower shall provide the Agent with uncommitted term sheet(s) and/or letter(s) of intent which will provide for, at a minimum, the proceeds required to make the mandatory repayments under Section 6.1(f) in full and to remedy any Borrowing Base Shortfall resulting from any disposition of Borrowing Base Properties.

(dd)                          Financing Commitments/Purchase and Sale Agreements. No later than October 21, 2016, the Borrower shall provide the Agent with underwritten financing commitments and/or executed formal, binding purchase and sale agreements which will provide for, at a minimum, the proceeds required to make mandatory repayments under Section 6.1(f) and to remedy any Borrowing Base Shortfall resulting from the disposition of any Borrowing Base Properties and which are satisfactory to the Lenders in their sole discretion.

(ee)                            Conference Calls.  From the Effective Date until such time as the mandatory repayments under Section 6.1(f) have been made in full, the management team of the Borrower, together with the Agent and any financial advisor who has been appointed pursuant to Section 9.1(cc) shall participate in a conference call every two weeks.

(ff)                              Banking Arrangements.  The Borrower shall maintain its primary domestic banking (including securities accounts) with NBC at the Agent’s Designated Branch in Calgary, Alberta and shall deposit all revenues, collections of accounts receivable and any other income generated by the Borrower (in each case in depositable form) only to such account.

9.2                               Negative Covenants

The Borrower covenants and agrees with the Agent and the Lenders that, without the prior written consent of the Lenders:

(a)                                 Limitation on Debt.  The Borrower shall not, and shall not permit any Material Subsidiary to, incur, create or permit to exist any Debt, other than Permitted Debt.

(b)                                 Limitation on Liens.  The Borrower shall not, and shall not permit any Material Subsidiary to, create, issue, incur, assume or permit to exist any Lien upon any of its property or assets, other than Permitted Liens.

(c)                                  Limitation on Dispositions.  The Borrower shall not, and shall not permit any Material Subsidiary to, sell, transfer, assign, abandon, surrender, exchange, farmout, lease, sublease, convey, encumber (by way of royalty, net profits interest, reversionary interests, carried interests or similar interests or encumbrances) or otherwise dispose of any of the Borrowing Base Properties, including by way of a joint venture, other than Permitted Dispositions or if permitted under and in accordance with Section 2.8(h).

(d)                                 Limitation on Reorganizations.  The Borrower shall not, and shall not permit any Material Subsidiary to, enter into any transaction or series of transactions (including by way of reorganization, consolidation, amalgamation, merger, liquidation or otherwise) which would have the effect or which would otherwise result in all or substantially all of the Collateral becoming the property of any other Person, or in the case of an amalgamation, of the continuing corporation resulting therefrom; provided that the Borrower or any Material Subsidiary may, without such consent, amalgamate, merge or consolidate with another Material Subsidiary on the condition that:

(i)            no Default or Event of Default exists at the time of such amalgamation, merger or consolidation and no Default or Event of Default will result from such amalgamation, merger or consolidation;

(ii)           prior to or contemporaneously with the consummation of such amalgamation, merger or consolidation, the Borrower, any such Material Subsidiary and the successor entity, as applicable, will have executed such instruments and done such things as in the reasonable opinion of the Agent are necessary or advisable to establish that upon the consummation of such transaction:

(A)                               the successor entity will be a corporation incorporated under the law of Canada or one of its provinces and will have assumed or otherwise be liable for all the covenants and obligations of the Borrower or such Material Subsidiary under the Loan Documents,

(B)                               the Loan Documents, as applicable, will be valid, binding and enforceable obligations of the successor entity entitling the Lenders and the Agent, as against the successor entity, to exercise all their rights and benefits thereunder,

(C)                               the Lien created by the Security will continue to be a Lien against the property of the successor entity in substantially the same manner and to the same extent and with the same priority subject only to Permitted Liens;

(D)                               the rights and benefits afforded or intended to be afforded the Lenders and the Agent under the Loan Documents are not materially prejudiced,

(iii)          legal opinions in form satisfactory to the Agent confirming the matters set forth in Sections (A) and (A) and (B) (provided that no opinion as to the priority of the Security shall be required) are provided by Borrower’s Counsel and counsel to the Agent; and

(iv)          no Material Adverse Effect will occur as a result of such amalgamation, merger or consolidation.

(e)                                  Limitation on Distributions.  The Borrower shall not, and shall not permit any Material Subsidiary to, make any Distribution if a Default, Event of Default or Borrowing Base Shortfall exists at the time such Distribution is to be made or would reasonably be expected to exist upon making such Distribution. Notwithstanding the foregoing, from the Effective Date until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full, and at any time when there is a Borrowing Base Shortfall, the Borrower shall not, and shall not permit any Material Subsidiary to, make any Distribution.

(f)                                   Limitation on Payments on Convertible Debentures. The Borrower shall not, and shall not permit any Material Subsidiary to:

(i)            make any prepayment of principal before the date on which it is due or otherwise required to be paid, to any of the holders of the Convertible Debentures in their capacity as such (other than by way of issuance of shares), whether by way of redemption, retraction or otherwise, or purchase for cash any of the Convertible Debentures from any holder thereof before the date on which such Convertible Debentures are due, unless:

(A)                               the aggregate amount of all such prepayments and purchases in any Fiscal Year does not exceed 5% of the Borrowing Base then in effect at the time of any such prepayment or purchase; or

(B)                               the Borrower has obtained the prior written consent of the Majority Lenders, which consent shall not be unreasonably withheld;

(ii)           notwithstanding paragraph (i) immediately above, make any payment (whether of principal or interest, by way of purchase price payment or otherwise) to any of the holders of the Convertible Debentures in their capacity as such (other than by way of issuance of shares) if a Default, Event of Default or Borrowing Base Shortfall exists at the time such payment is to be made or would reasonably be expected to exist upon making such payment.

(g)                                  Limitation on Exchange Rate Swap Contracts.  The Borrower shall not, and shall not permit any Material Subsidiary to, enter into any contract for the sale, purchase, or exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged), hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction:

(i)            designed to hedge against fluctuations in foreign exchange rates of Unsecured Note Debt (each a “Debt Exchange Rate Swap Contract”) if the term of any such Debt Exchange Rate Swap Contract exceeds the remaining term of the applicable Unsecured Note Debt or if the notional amount hedged under such Debt Exchange Rate Swap Contract relating to a currency exceeds the outstanding principal amount of the applicable Unsecured Note Debt in that currency; or

(ii)           designed to hedge against fluctuations in foreign exchange rates other than in connection with Unsecured Note Debt pursuant to Section 9.2(g)(i) (each, a “Non-Debt Exchange Rate Swap Contract”) if the term of any such Non-Debt Exchange Rate Swap Contract exceeds three years or if the aggregate amount hedged under all Non-Debt Exchange Rate Swap Contracts at the time any such Non-Debt Exchange Rate Swap Contract is entered into exceeds 60% of the Borrower’s and the Material Subsidiaries’ aggregate U.S. Dollar revenues over the previous three months.

(h)                                 Limitation on Interest Rate Swap Contracts.  The Borrower shall not, and shall not permit any Material Subsidiary to, enter into any contract for a rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction:

(i)            designed to hedge against fluctuations in interest rates of Unsecured Note Debt (each, a “Debt Interest Rate Swap Contract”) if the term of any such Interest Rate Swap Contract exceeds the remaining term of the applicable Unsecured Note Debt or if the notional amount hedged under such Unsecured Note Debt exceeds the outstanding principal amount of the applicable Unsecured Note Debt; or

(ii)           designed to hedge against fluctuations in interest rates other than in connection with Unsecured Note Debt (each, a “Non-Debt Interest Rate Swap Contract”) if the term of any such Non-Debt Interest Rate Swap Contract exceeds three years or if the aggregate amount hedged under all Non-Debt Interest Rate Swap Contracts at the time any such Non-Debt Interest Rate Swap Contract is entered into exceeds 60% of the Total Commitment.

(i)                                     Limitation on Commodity Swap Contracts.  The Borrower shall not, and shall not permit any Material Subsidiary to, enter into, purchase or assume any contract for a commodity (including physical sales arrangements for Petroleum Substances) or a commodity swap or other protection agreement which establishes a fixed commodity price or a minimum or maximum commodity price, including a collar, commodity future or option and other similar agreements, but excluding any put options purchased by the Borrower or a Material Subsidiary if the associated premium is fully paid concurrently with the acquisition of such put option and no other amounts are required to be paid in connection with the acquisition of it (collectively, the “Commodity Swap Contracts”) if the term of any such Commodity Swap Contract entered into, purchased or assumed exceeds three (3) years or, in the case of Commodity Swap Contracts involving any Petroleum Substances, if the aggregate amounts contracted under all Commodity Swap Contracts (calculated on a daily basis) at the time any such Commodity Swap Contract is entered into, purchased, assumed or otherwise becomes binding upon a Borrower or a Material Subsidiary exceeds, or would exceed as a result of such Commodity Swap Contract, on a rolling basis for the next three (3) years:

(i)            for the first year of such rolling three (3) year period, seventy percent (70%) of Average Daily Sales Volumes;

(ii)           for the second year of such rolling three (3) year period, sixty percent (60%) of Average Daily Sales Volumes; or

(iii)          for the third year of such rolling three (3) year period, fifty percent (50%) of Average Daily Sales Volumes.

(j)                                    Limitation on Hedge Agreements.  Neither the Borrower nor any Material Subsidiary shall enter into or maintain any Exchange Rate Swap Contract, Interest Rate Swap Contract, Commodity Swap Contract or any other derivative agreement or other similar agreement or arrangements (collectively, the “Hedge Agreements”) unless such Hedge Agreement is entered into for hedging purposes only in the ordinary course of business and not for speculative purposes and in each case complies with the restrictions contained in this Section 9.2.

(k)                                 Limitation on Termination of Hedge Agreements. To the extent that the Borrowing Base includes any value for any Hedge Agreement, such Hedge Agreement shall not be terminated by the Borrower or any Material Subsidiary, as applicable, without prior written consent of all of the Lenders, except at its maturity and in accordance with its terms.

(l)                                     Limitation on Sale and Lease-Back Transactions.  The Borrower shall not, and shall not permit any Material Subsidiary to, enter into any Sale and Lease-Back Transaction, unless: (i) the Debt arising thereunder or in connection therewith is Permitted Debt, as provided for in subsection (c) of that definition, (ii) the proceeds of sale received by the Borrower or such Material Subsidiary are at least equal to the fair market value of the property subject thereto, and (iii) if the Sale and Lease-Back Transaction is substantially similar to the Willesden JVA, the Alder JVA or the Ferrier JVA, the transferee of property subject thereto enters into a subordination agreement in respect thereof in substantially similar form to the Willesden JV Subordination Agreement, Alder JV Subordination Agreement or the Ferrier JV Subordination Agreement.

(m)                             Limitation on Change in Business.  The Borrower shall not, and shall not permit any Material Subsidiary to, change in any material respect the nature of its business from the exploration for, and development, production, transportation and marketing of, petroleum, natural gas and related products.

(n)                                 Limitation on Investments.  The Borrower shall not, and shall not permit any Material Subsidiary to, make material investments or enter into ventures of a material nature which are outside the scope of its normal course of business or which are outside of the geographic area known as the Western Canadian Sedimentary Basin.

(o)                                 Adverse Restrictions on Subsidiaries.  The Borrower shall not permit any Material Subsidiary to enter into any indenture, agreement, instrument or other arrangement (other than the Loan Documents) that, directly or indirectly prohibits or restrains, or has the effect of prohibiting or restraining, or individually or in the aggregate imposes materially adverse conditions upon, the declaration or payment of dividends by Material Subsidiaries to (directly or indirectly via other Material Subsidiaries) the Borrower.

(p)                                 Sale or Discount of Receivables.  The Borrower shall not, and shall not permit any Material Subsidiary to, sell with recourse, or discount or otherwise sell for less than face value thereof (other than to the extent of finance and interest charges included therein), any of its notes or accounts receivable except notes or accounts receivable the collection of which is doubtful in accordance with GAAP.

(q)                                 Limitation on Financial Assistance.  The Borrower shall not, and shall not permit any Material Subsidiary to, provide any Financial Assistance (other than pursuant to the Security Documents) to any Person other than the Borrower or a Material Subsidiary except for any other Financial Assistance in an amount not exceeding, in the aggregate at any time, an amount equal to 5% of the Borrowing Base. Notwithstanding the foregoing, from the Effective Date until and ending at such time from the Effective Date until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full, and at any time when there is a Borrowing Base Shortfall, the Borrower shall not, and shall not permit any Material Subsidiary to, provide any Financial Assistance (other than pursuant to the Security Documents and any Financial Assistance in existence prior to the Effective Date to up to an aggregate maximum of $2,000,000) to any Person other than the Borrower or a Material Subsidiary except for any other Financial Assistance in an amount not exceeding, in the aggregate at any time, Cdn. $1,000,000.

(r)                                    Application of Insurance Proceeds.  The Borrower shall not make any application or use of any insurance proceeds received by it in respect of any single claim or event which are in excess of five percent (5%) of the Borrowing Base as most recently determined or redetermined, until the Agent has determined that, as a result of the insured events, a Borrowing Base Shortfall has not resulted or would not result from an application of such proceeds of insurance other than on account of the Loan Indebtedness.

(s)                                   Production Payment Transactions.  Neither the Borrower nor any Material Subsidiary shall be a party to or otherwise become bound by any Production Payment Transaction.

(t)                                    Amendments to Willesden JVA, Alder JVA and Ferrier JVA. The Borrower shall not materially amend the Willesden JVA, the Alder JVA or the Ferrier JVA without first obtaining the written consent of the Majority Lenders, which consent shall not be unreasonably withheld.  The Borrower shall deliver to the Agent a copy of any such amendment, modification, or supplement forthwith upon it becoming effective.

(u)                                 Amendments to Grafton Documents and [Name redacted]  Rental Agreement.   The Borrower shall not amend, supplement or modify any of the terms or provisions of the Grafton Documents or the [Name redacted] Rental Agreement without the prior written consent of the Majority Lenders, other than amendments of a purely administrative nature.  The Borrower shall deliver to the Agent a copy of any such amendment, modification or supplement forthwith upon it becoming effective.

(v)                                 Prepayment of Unsecured Note Debt.  The Borrower shall not, and shall not permit any Material Subsidiary to make any payment of principal before the date on which it is due or otherwise required to be paid, to any of the holders of any Unsecured Note Debt in their capacity as such, whether by way of redemption, retraction or otherwise, by purchase for cash of any Unsecured Note Debt from any holder thereof, or by way of any other satisfaction of such Debt. Notwithstanding the foregoing, from the Effective Date until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full, and at any time when there is a Borrowing Base Shortfall, the Borrower shall not, and shall not permit any Material Subsidiary to, make any payment of principal to any of the holders of any Unsecured Note Debt in their capacity as such, whether by way of redemption, retraction or otherwise, by purchase for cash of any Unsecured Note Debt from any holder thereof, or by way of any other satisfaction of such Debt, other than by the issuance of equity interests of the Borrower to such holder(s) in satisfaction of such Debt (and for certainty, no cash proceeds of any equity issuances may be used to satisfy such Debt).

(w)                               Amendment of Unsecured Note Debt. The Borrower shall not amend any terms and conditions of any Unsecured Note Debt in a manner that would be materially adverse to the Borrower and the Material Subsidiaries or the Lenders or in a manner that would make such Debt inconsistent with the definition of “Unsecured Note Debt” without the prior written consent of the Majority Lenders.

(x)                                 Payments on Subordinated Debt.  The Borrower shall not, and shall not permit any Material Subsidiary to:

(i)            make any payment of principal before the date on which it is due or otherwise required to be paid, to any of the holders of any Subordinated Debt in their capacity as such, whether by way of redemption, retraction or otherwise, by purchase for cash of any Subordinated Debt from any holder thereof, or by way of any other satisfaction of such Debt;

(ii)           make any payment (whether of principal or interest, by way of purchase price payment or otherwise) to any of the holders of Subordinated Debt in their capacity as such if a Default, Event of Default or Borrowing Base Shortfall exists at the time such payment is to be made or would reasonably be expected to exist upon making such payment; or

(iii)          make any other payment to any of the holders of any Subordinated Debt in their capacity as such if to do so would result in a violation of any subordination terms applicable to such Subordinated Debt.

(y)                                 Excess Cash Balances.  The Borrower shall not, and shall not permit any Subsidiary thereof to, accumulate, hold or otherwise retain cash or cash equivalents in any account of the Borrower or any such Subsidiary except in the ordinary course of business. Without limiting the generality of the foregoing, if on any day the Borrower has Excess Cash, then, within three (3) Banking Days, the Borrower shall repay or cause to be repaid Loans under the Operating Facility and the Revolving Facility in an amount equal to the lesser of (i) the amount of such Excess Cash on the date of such repayment; and (ii) the Outstanding Principal under such Credit Facilities (excluding, for avoidance of doubt, Letters of Credit, other than Letters of Credit that have been drawn and not reimbursed in accordance with Section 5.1(e)) outstanding on the date of such repayment. For certainty, the Lenders shall be entitled to refuse to make any requested Advance which the Lenders, acting reasonably, determine would result in the Borrower having Excess Cash.

(z)                                  Limitation on Normal Course Issuer Bids: From the Effective Date until and ending at such time as mandatory repayments under Section 6.1(f) have been made in full, and at any time when there is a Borrowing Base Shortfall, the Borrower shall not, and shall not permit any Material Subsidiary to make any Normal Course Issuer Bids.

(aa)                          No Early Interest Payments on Unsecured Note Debt.  The Borrower shall not make any interest payment on the Unsecured Note Debt earlier than the Business Day before such interest payment is due.

9.3                               Financial Covenants

The Borrower covenants and agrees that, during the term of this Agreement or for so long as any Loan Indebtedness is outstanding, the Borrower shall maintain, as at the end of each Fiscal Quarter, a Consolidated Senior Debt to Consolidated EBITDA Ratio as set forth below:

(a)                                 except as provided in Section 9.3(b), a Consolidated Senior Debt to Consolidated EBITDA Ratio of not greater than 3.0, except that upon the consummation of a Material Acquisition and for a period extending to and including the end of the second full Fiscal Quarter of the Borrower following the Fiscal Quarter in which the Applicable Material Acquisition is completed, the Consolidated Senior Debt to Consolidated EBITDA Ratio will not exceed 3.5; and

(b)                                 a Consolidated Senior Debt to Consolidated EBITDA Ratio of not greater than 3.5 for each of the Fiscal Quarters up to and including the Fiscal Quarter ending March 31, 2017 without any adjustment thereto upon the consummation of a Material Acquisition.

For greater certainty, commencing the Fiscal Quarter ending June 30, 2017 the Consolidated Senior Debt to Consolidated EBITDA Ratio and other provisions provided for in Section 9.3(a) shall once again apply.

ARTICLE 10
CONDITIONS PRECEDENT

10.1                        Conditions Precedent to Effectiveness

As conditions precedent to this Agreement becoming effective, each of the following conditions shall have been met:

(a)                                 the Borrower shall have provided the Agent with a Drawdown Notice requesting a Drawdown of $155,000,000 under the Term Facility and irrevocably directing the Agent to apply the proceeds of such Drawdown to repay a portion of the Outstanding Principal under each of the Syndicated Facility and the Operating Facility on a pro rata basis according to the Operating Facility Lender’s and each Syndicated Facility Lender’s respective Commitments (as defined under the Prior Credit Agreement);

(b)                                 the Borrower shall deliver or cause to be delivered to the Agent the following documents, which must be satisfactory to the Lenders and the Agent, each acting reasonably:

(i)            an executed copy of this Agreement;

(ii)           a certified copy of the resolutions of the board of directors or equivalent of the Borrower authorizing the execution, delivery and performance of this Agreement and authority, incumbency and title certificates for the Borrower to which are attached true copies of all relevant constating documents and by-laws and a government issued certificate of status for the jurisdiction under which it is incorporated;

(iii)          a favourable opinion of the Borrower’s Counsel addressed to the Agent, the Lenders and Lenders’ counsel and relating to the Borrower, this Agreement and the Existing Security set forth in subsection (a) of the definition thereof, the existence of all requisite approvals, non-conflict with laws and such other matters as may be reasonably requested by the Agent or its counsel;

(iv)          a favourable opinion of the Lenders’ counsel addressed to the Agent and the Lenders and relating to the enforceability of this Agreement and the Existing Security set forth in subsection (a) of the definition thereof and such other matters as may be reasonably requested by the Agent;

(v)           payment of all of the fees payable by the Borrower on the Effective Date as provided for herein or as agreed upon between the Agent and the Borrower in all fee letter agreements between them; and

(vi)          such other documents, consents, acknowledgements and agreements as may be reasonably requested by the Agent or its counsel.

10.2                        Conditions Precedent to Drawdowns

The obligation of the Lenders to make any Drawdown shall be subject to satisfaction of the following conditions precedent on or before the relevant Drawdown Date:

(a)                                 the Agent or the Operating Facility Lender, as applicable, shall have received a Notice of Drawdown in respect of such Drawdown in accordance with Section 2.3 if required thereunder (provided that the notice periods in Section 2.3 shall be waived for the Term Facility Advance);

(b)                                 on the relevant Drawdown Date, all representations and warranties contained in the Loan Documents shall be true and correct in all material respects as if made on such date (except to the extent expressly limited to the Effective Date, in which case they shall be required to be true and correct as of the Effective Date); and

(c)                                  no Default or Event of Default shall exist on the relevant Drawdown Date, and no Default or Event of Default shall occur as a result of the making of such Drawdown.

10.3                        Waiver of Conditions Precedent

The conditions precedent set out in Sections 10.1 and 10.2 are inserted for the sole benefit of the Lenders.  The conditions set out in Section 10.1 may be waived only by unanimous consent of the Lenders and the conditions set out in Section 10.2 may be waived only by the Majority Lenders, in whole or in part and with or without terms or conditions, in respect of all of any portion of the Drawdowns without affecting the right of the Lenders to assert such terms and conditions in respect of any other Drawdowns or any other matter contemplated by this Agreement.

10.4                        Form and Substance of Documents

All Loan Documents, certificates, reports, opinions and other documentation which the Lenders are entitled to receive hereunder from time to time shall be in form and substance satisfactory to the Lenders and their counsel, acting reasonably, and shall be provided with sufficient numbers to enable the Agent to distribute at least one original thereof to each Lender.

ARTICLE 11
EVENTS OF DEFAULT

11.1                        Events of Default

Each of the following events shall constitute an “Event of Default”:

(a)                                 Failure to Pay Principal. If the Borrower fails to pay all or any part of any Borrowings when due hereunder.

(b)                                 Failure to Pay Interest or Fees.  If the Borrower or any Material Subsidiary fails to make any payment of any interest, fees or any other amount due under any Loan Document on the date such amount becomes due and payable hereunder, and such default continues for at least 3 Banking Days.

(c)                                  Covenants.

(i)            If the Borrower fails to observe any of the covenants under Sections 9.1 (aa), (cc) or (dd) and such breach or failure continues for at least 2 days after written notice thereof is given by the Agent or any Lender to the Borrower.

(ii)           If the Borrower fails to observe any of its covenants and obligations under Sections 9.2(v), 9.2(x) or 9.3.

(iii)          If the Borrower or any Material Subsidiary fails to perform or observe any of its covenants and obligations under the Loan Documents, excluding the payment obligations referred to in (a) and (b) immediately above and the covenants referred to paragraph (c)(i) and (ii) immediately above and:

(A)                               such breach or failure is not capable of being remedied by the Borrower; or

(B)                               if such breach or failure is capable of being remedied, such default continues for at least 30 days after written notice thereof is given by the Agent to the Borrower.

(d)                                 Representations.  If any representation and warranty made by the Borrower or any Material Subsidiary in the Loan Documents proves to be incorrect or misleading in any material adverse respect when made or deemed to be made and such inaccuracy or misrepresentation continues for at least 30 days after written notice thereof is given by the Agent to the Borrower.

(e)                                  Invalidity.  If any of the Loan Documents is or becomes invalid or unenforceable and such invalidity or unenforceability continues for at least 5 days after written notice thereof is given by the Agent to the Borrower.

(f)                                   Insolvency.  If under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous laws:

(i)            the Borrower or any Material Subsidiary makes a general assignment for the benefit of creditors, files or presents a petition, makes a proposal or commits any act of bankruptcy,

(ii)           any action is taken by or against the Borrower or any Material Subsidiary for its winding up, liquidation or for the appointment of a liquidator, trustee in bankruptcy, custodian, curator, sequestrator, receiver or if any other officer with similar powers be appointed over the Borrower or any Material Subsidiary or if a judgment or order shall be entered by any court or jurisdiction approving a petition for reorganization, arrangement or composition of or in respect of the Borrower or any Material Subsidiary and, in the case of any such action, appointment or entry initiated by a third party against the Borrower or any Material Subsidiary, if such action or appointment shall continue undismissed or unstayed for a period of 30 days, or

(iii)          the Borrower or any Material Subsidiary is adjudged or declared bankrupt.

(g)                                  Seizure. If action is taken by any creditor against the Borrower or any Material Subsidiary to take possession of or enforce proceedings against any of the property and assets of the Borrower or a Material Subsidiary having a fair market value in excess of an amount equal to five percent (5%) of the Borrowing Base, as most recently determined in accordance with this Agreement, unless such action is subject to a Permitted Contest and provided that the aggregate amount of all such Permitted Contests does not at any time exceed $1,000,000 until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full and no Borrowing Base Shortfall exists and thereafter $7,500,000.

(h)                                 Judgment.  If any judgment for the payment of amounts in excess of $1,000,000 until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full and no Borrowing Base Shortfall exists and thereafter an amount equal to five percent (5%) of the Borrowing Base, as most recently determined in accordance with this Agreement is rendered against the Borrower or any Material Subsidiary by a court of last resort and is not discharged, satisfied or stayed within 10 days from the date of imposition of such judgment.

(i)                                     Swap Default.  If the Borrower or any Material Subsidiary defaults in the payment or performance of any Secured Swap Obligations or other Swap Obligations in excess of, in the aggregate at any time, an amount equal to five percent (5%) of the Borrowing Base, as most recently determined in accordance with this Agreement, when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) or required to be performed and, if there is a grace period applicable thereto, such failure continues beyond the expiry of the grace period applicable thereto.

(j)                                    Cross-Default.  If the Borrower or any Material Subsidiary fails to pay when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) any Debt (other than the Loan Indebtedness) or any amounts owing under any Convertible Debentures in the aggregate in excess of $1,000,000 until and ending until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full and no Borrowing Base Shortfall exists and thereafter an amount equal to five percent (5%) of the Borrowing Base, as most recently determined in accordance with this Agreement or if the Borrower or any Material Subsidiary is in default under any other term or provision of any agreement evidencing or relating to any Debt (other than the Loan Indebtedness) or Convertible Debentures where the aggregate amount which could as a result thereof be required to be paid thereunder is in excess of such amount and such default would allow such Debt or Convertible Debentures to be accelerated and, in any case, if there is a grace period applicable thereto, such failure or default continues unremedied beyond the expiry of the grace period.

(k)                                 Adverse Changes:

(i)            If the Borrower or any Material Subsidiary defaults in the observance or performance of any non-monetary obligation, covenant or condition to be observed or performed by it pursuant to any agreement to which it is a party or by which any of its property is bound, where such default would have a Material Adverse Effect and it fails to remedy such default within a period of 30 days after notice of such default.

(ii)           If there occurs any action, suit or proceeding against or affecting the Borrower or any Material Subsidiary before any court or before any Governmental Authority which, if successful, would have a Material Adverse Effect, unless the action, suit or proceeding will be contested diligently and in good faith and, in circumstances where a lower court or tribunal has rendered a decision adverse to the Borrower or any Material Subsidiary, the Borrower or such Material Subsidiary is appealing such decision, and has provided a reserve in respect thereof, adequate in the opinion of the Majority Lenders, acting reasonably.

(l)                                     Change of Control.  If a Change of Control occurs and the Majority Lenders have not consented to the same.

(m)                             Borrower Ownership.  If the Borrower ceases to own, directly or indirectly, 100% of the capital stock of a Material Subsidiary, other than by reason of a Permitted Disposition or as permitted by Section 2.8(h).

(n)                                 Borrowing Base Shortfall.  If a Borrowing Base Shortfall occurs and is not eliminated in accordance with Section 2.8(k).

(o)                                 Grafton Documents.  If the Borrower or any Material Subsidiary fails to pay when due any amounts under the Grafton Drilling Program Agreement in excess of $1,000,000 until and ending at such time as the mandatory repayments under Section 6.1(f) have been made in full and at any time when there is a Borrowing Base Shortfall and thereafter an amount equal to five percent (5%) of the Borrowing Base, as most recently determined in accordance with this Agreement or if the Borrower or any Material Subsidiary is in default under any of the terms or provisions of the Grafton Drilling Program Agreement where the aggregate amount which could as a result thereof be required to be paid thereunder is in excess of such amount and, in any case, if there is a grace period applicable thereto, such failure or default continues unremedied beyond the expiry of the grace period.

(p)                                 Alder Flats Transaction.  If the Alder Flats Transaction does not close in accordance with the terms of the Alder Flats PSA (with no material amendment from the form provided by the Borrower to the Lenders), or if either party to the Alder Flats PSA terminates the Alder Flats PSA.

11.2                        Effect of Events of Default

If an Event of Default occurs, the Agent with the approval of the Majority Lenders may, by notice in writing to the Borrower, cancel the availability of the Credit Facilities and/or declare all or any part of the outstanding Loans thereunder, together with all accrued and unpaid interest thereon and all other Loan Indebtedness thereunder, to be immediately due and payable, whereupon:

(a)                                 all such amounts shall become immediately due and payable, without protest, presentment, demand or further notice of any kind, all of which are expressly waived by the Borrower and the Borrower hereby unconditionally promises and agrees to immediately pay such amounts to the Agent;

(b)                                 such notice shall constitute due demand for payment under any notes issued pursuant to the Loan Documents;

(c)                                  the Security Documents shall become enforceable;

(d)                                 at the option of the Majority Lenders with respect to the Syndicated Facility and the Term Facility, or at the option of the Operating Facility Lender with respect to the Operating Facility, the Borrower shall convert any LIBOR Loan into a USBR Loan, notwithstanding that such Conversion may cause the Borrower to incur liability pursuant to Section 13.2;

(e)                                  at the option of the Majority Lenders with respect to the Syndicated Facility and the Term Facility, or at the option of the Operating Facility Lender with respect to the Operating Facility, the Borrower shall forthwith pay funds in an amount sufficient to pay the maximum aggregate amount for which the Lenders are or may become liable in respect of all outstanding Bankers’ Acceptances into the Cash Collateral Account with the Agent and any amount not so paid by the Borrower may, at the option of the Majority Lenders with respect to the Syndicated Facility and the Term Facility, or at the option of the Operating Facility Lender with respect to the Operating Facility, and without notice to the Borrower, be paid by the Lenders into an interest-bearing Cash Collateral Account and shall be deemed to constitute a Prime Loan;

(f)                                   at the option of the Operating Facility Lender with respect to the Operating Facility, the Borrower shall forthwith pay funds in an amount sufficient to pay the maximum aggregate amount for which the Operating Facility Lender is or may become liable in respect of all outstanding Letters of Credit into a Cash Collateral Account with the Operating Facility Lender and any amount not so paid by the Borrower may, at the option of the Operating Facility Lender, and without notice to the Borrower, be paid by the Operating Facility Lender into an interest-bearing Cash Collateral Account and shall be deemed to constitute a Prime Loan (for amounts denominated in Cdn. Dollars) or a USBR Loan (for amounts denominated in U.S. Dollars); and

(g)                                  the Agent on behalf of the Lenders shall be entitled to exercise all rights and remedies available to it under any of the Loan Documents, at law, in equity, by statute, or otherwise;

provided that upon the occurrence of the events described in Section 11.1(f) such termination and acceleration shall be automatic and no such notice shall be required.

11.3                        Right of Set-Off

If an Event of Default exists, each Lender is hereby authorized at any time and from time to time thereafter, without notice to the Borrower (any such notice being expressly waived by the Borrower) and to the fullest extent permitted by law, to set-off and apply any and all deposits (whether general or special, time or demand, provisional or final, matured or unmatured) at any time held and any and all other obligations at any time owing by such Lender to or for the credit or the account of the Borrower or any of the Material Subsidiaries against any or all of the Loan Indebtedness of the Borrower.  Such Lender agrees to promptly notify the Borrower after any such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application. This set-off may occur notwithstanding that such deposits or other obligations are expressed in different currencies and such Lender is hereby authorized to effect any necessary currency conversions at the Noon Rate.

ARTICLE 12

CHANGE OF CIRCUMSTANCES

12.1                        Increased Costs

(a)                                 If after the date hereof the introduction of or any change in any Laws or in the interpretation or application thereof by any Governmental Authority charged with the interpretation or administration thereof, or if compliance with any request or directive from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) issued or otherwise coming into effect after the date hereof:

(i)                                   subjects a Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes (other than Taxes on a Lender’s income or capital (other than capital adequacy requirements) or Taxes incurred wholly because a Lender has ceased to be a resident of Canada within the meaning of the Income Tax Act (Canada)), or changes the basis of taxation of payments due to a Lender, or increases any existing Taxes (other than Taxes on a Lender’s income) on payments of principal, interest or other amounts payable by a Borrower to a Lender under this Agreement;

(ii)                                imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by a Lender, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers’ Acceptances accepted by a Lender;

(iii)                             imposes on a Lender or requires there to be maintained by a Lender any capital adequacy or additional capital requirements (including a requirement which affects a Lender’s allocation of capital resources to its obligations) in respect of any Loans or obligation of the Lenders hereunder, or any other condition with respect to this Agreement; or

(iv)                            directly or indirectly affects the cost to a Lender of making available, funding or maintaining any Loan or otherwise imposes on a Lender any other condition or requirement affecting this Agreement or any Loan or any obligation of a Lender hereunder;

and the result of (i), (ii), (iii) or (iv) above, in the determination of such Lender acting reasonably and in good faith, is:

(i)                                   to increase the cost to such Lender of performing its obligations hereunder with respect to any Loans;

(ii)                                to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Loans;

(iii)                             to reduce the standby fees payable to such Lender pursuant to Section 3.5; or

(iv)                            to cause such Lender to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Loans;

such Lender shall determine such additional cost, reduction in income or payment, without duplication, (the “Additional Compensation”) and the Agent shall promptly notify the Borrower.  Such Lender shall provide to the Agent who shall provide to the Borrower a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation thereof and for the purposes of calculating such amount such Lender shall treat the Borrower and the Credit Facilities in a manner consistent with comparable borrowers and transactions.  If and to the extent that the Additional Compensation is payable to a Lender, the Borrower shall pay to such Lender on the next payment date hereunder such Additional Compensation calculated from the effective date of the relevant adoption or change; provided that in no event will the Borrower be required to retroactively compensate any Lender for Additional Compensation for a period longer than 90 days before the Borrower was notified of such Additional Compensation if such Lender had knowledge of such Additional Compensation during such period.

(b)                                 If the Borrower is notified that Additional Compensation is owed to a Lender, the Borrower shall have the right, upon at least three Banking Days irrevocable written notice to the Agent to repay to such Lender the relevant portion of any Loan on the date specified in such notice together with all interest accrued thereon to the date of repayment, the Additional Compensation if any to the date of payment and all other amounts, if any, payable for the account of such Lender hereunder in respect of such Loans (including any amounts payable under Article 13).

(c)                                  Each Lender shall use reasonable efforts to minimize the amount of Additional Compensation payable to it pursuant to this Section 12.1; provided that no Lender shall have any obligation to incur costs (other than incidental costs which are not material in the aggregate and in respect of which each Lender shall be entitled to be reimbursed by the Borrower) or take any action detrimental to its interests in connection therewith.

(d)                                 Notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all regulations, requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or other regulatory authorities, in each case pursuant to Basel III ((i) and (ii) being the “New Rules”), shall in each case be deemed to be a change in Law for the purposes of this Section 12.1, regardless of the date enacted, adopted or issued to the extent that any of such New Rules are materially different from those Laws (or the interpretation or application thereof) which are in full force and effect on the Effective Date.

12.2                        Illegality

Notwithstanding anything to the contrary herein contained, if on any date a Lender determines in good faith, which determination shall be conclusive and binding on the parties, that its ability to maintain or continue to offer any type(s) of Advances has become unlawful or impossible because:

(a)                                 of any change in applicable Laws, or in the interpretation or administration thereof by any Governmental Authority having jurisdiction in the matter; or

(b)                                 the imposition of any condition, restriction or limitation upon such Lender which is outside of its control,

then such Lender shall give prompt written notice thereof to the Borrower and the Agent, and the Borrower shall forthwith (or at the end of such period as is permitted under the applicable Law) repay to such Lender all principal amounts affected thereby, together with all unpaid interest accrued thereon to the date of repayment and all other expenses incurred in connection with the termination of any such Advance, including any expenses resulting from the termination of any LIBOR Period relating thereto in accordance with Section 12.2.  If the principal amount affected thereby relates to outstanding Bankers’ Acceptances or Letters of Credit, such Lender may require the Borrower to deposit in an interest bearing account with such Lender (with interest to accrue for the benefit of the Borrower) such amount as may be necessary to fully satisfy the contingent obligations of such Lender for all outstanding Bankers’ Acceptances and Letters of Credit in accordance with the arrangements set out in Section 11.2(e) (excepting out all references to an Event of Default).  The Borrower may utilize other forms of Advances not so affected in order to make any required repayment and, after any such repayment, the Borrower may elect to re-borrow the amount repaid by way of some other type of Advance upon complying with any other applicable requirements in this Agreement.

12.3                        Market Disruption

Notwithstanding anything to the contrary herein contained, if on any date a Lender determines in good faith, which determination shall be conclusive and binding on the parties, that its ability to make a requested LIBOR Loan or BA Issue has become impracticable, or has been materially adversely affected, because:

(a)                                 of any change in applicable Laws, or in the interpretation or administration thereof, whether having the force of law or not, by any Governmental Authority having jurisdiction in the matter;

(b)                                 with respect to LIBOR Loans only:

(i)                                   of the occurrence of any change in national or international financial, political, or economic conditions or currency exchange rates or exchange control, or because of any event (including an act of terrorism) which causes a material adverse change in, or the termination of, the London Interbank Eurodollar Market;

(ii)                                deposits in U.S. Dollars are not being offered to that Lender in the London Interbank Market in the ordinary course of business;

(iii)                             LIBOR does not accurately reflect the effective cost to that Lender of funding its Pro Rata Share of such LIBOR Loan for the LIBOR Period;

(iv)                            the Agent is unable to determine LIBOR for the proposed LIBOR Period of the LIBOR Loan;

(v)                               there exists no adequate and fair measure to ascertain LIBOR for any LIBOR Period for such LIBOR Advance; or

(c)                                  with respect to BA Issues only:

(i)                                   there exists no adequate and fair measure to ascertain the BA Discount Rate for any BA Period for such BA Issue;

(ii)                                of the occurrence of any event affecting Canadian money markets or because of the occurrence of any national or international financial, political, terrorist or economic event;

(iii)                             there does not exist a normal money market in Canada for the purchase and sale of banker’s acceptances or such money market has been disrupted by the occurrence of an extraordinary event or an act of terrorism; or

(iv)                            the Agent is unable to determine the CDOR Rate for the proposed BA Period of the proposed BA Issue,

(each of the foregoing being a “Disruption Event”), then such Lender shall give prompt written notice thereof to the Borrower and the Agent and:

(d)                                 that Lender shall not have any further obligation with respect to such LIBOR Loan or BA Issue (as applicable); and

(e)                                  if the aggregate Commitments of each Syndicated Facility Lender so affected by the Disruption Event exceed twenty-five percent (25%) of the Total Commitment, then no Lender shall have any further obligation with respect to such LIBOR Loan or BA Issue (as applicable), in each case for so long as the Disruption Event exists or affects any such Lender or Lenders, as the case may be, provided that, the Borrower may elect to drawdown, rollover or convert the amount originally requested by way of such LIBOR Loan or BA Issue (as applicable), into some other type of Advance upon compliance with the applicable drawdown, rollover or conversion requirements set out herein.

12.4                        Replacement Lender

If a Lender exercises its rights under Section 12.1(b) or Section 12.3, or if the Borrower is required under Section 6.2(e) to deduct any withholding Taxes in respect of amounts owing to any Lender, or if a Lender becomes a Defaulting Lender, the Borrower may, treating each affected Lender rateably and in the same manner as other Lenders subject to similar circumstances, replace such Lender by reaching satisfactory arrangements with one or more existing Lenders or new Lenders that are acceptable to the Agent, acting reasonably, for the purchase of such Lender’s Commitments as long as (i) such purchasing Lender unconditionally offers in writing (with copy to the Agent) to purchase all of the rights and obligations of the Lender being replaced under this Agreement including all outstanding Loans owed to such Lender for a purchase price equal to the aggregate Loan Indebtedness owed to the Lender being replaced (payable in immediately available funds), (ii) the obligations of the Borrower owing pursuant to Section 6.2(e), Section 12.1 and Section 12.3 to the Lender being replaced are paid in full to the Lender being replaced concurrently with such replacement, (iii) all requirements set forth in Article 15 with respect to such assignment are complied with, including entering into of an Assignment Agreement and the payment by the purchasing Lender to the Agent (for the Agent’s own account) of the assignment fee contemplated in Section 15.1(b).

ARTICLE 13

COSTS, EXPENSES AND INDEMNIFICATION

13.1                        Costs and Expenses

The Borrower shall pay, upon demand by the Agent, all reasonable out of pocket costs and expenses incurred by the Agent in connection with the preparation, implementation, registration, initial syndication, administration and enforcement of this Agreement and the other Loan Documents to be delivered hereunder, whether or not any Drawdown has been made hereunder, including:

(a)                                 all reasonable fees and out-of-pocket expenses of counsel to the Agent with respect to the foregoing;

(b)                                 all reasonable costs and expenses incurred in the performance of any due diligence performed hereunder;

(c)                                  all reasonable costs and expenses associated with the syndication of the Syndicated Facility and the Term Facility from time to time;

(d)                                 all reasonable costs and expenses incurred as a result of any failure by the Borrower or any Material Subsidiary to perform or observe its obligations contained in this Agreement or any of the other Loan Documents to be delivered hereunder; and

(e)                                  all reasonable costs and expenses of collection of amounts owing hereunder.

Any such costs and expenses remaining unpaid after demand shall bear interest at the Prime Rate plus [rate redacted]% per annum, calculated daily and compounded monthly, from the date such cost or expense was incurred until paid.

13.2                        General Indemnity

In addition to any liability of the Borrower to any Lender or the Agent under any other provision hereof, the Borrower shall and does hereby indemnify each Lender and the Agent and their respective Affiliates, directors, officers, agents and employees (collectively, in this Section, the “Indemnified Parties”) and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of a Loan and reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with any Credit Facility or the Loan Documents, including as a result of or in connection with:

(a)                                 any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers’ Acceptance or to fund or maintain any Loan as a result of the Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b)                                 subject to permitted or deemed Rollovers and Conversions, the Borrower’s failure to provide for the payment to the Agent for the account of the Lenders, or to the Operating Facility Lender, as applicable, of the full principal amount of each Bankers’ Acceptance on its maturity date;

(c)                                  the Borrower’s failure to pay any other amount, including any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);

(d)                                 the Borrower’s repayment or prepayment of a LIBOR Loan otherwise than on the last day of its LIBOR Period;

(e)                                  the prepayment of any outstanding Bankers’ Acceptance before the maturity date of such Bankers’ Acceptance;

(f)                                   the Borrower’s failure to give any notice required to be given by it to the Agent or the Lenders hereunder;

(g)                                  the failure of the Borrower to make any other payment due hereunder;

(h)                                 any inaccuracy of the Borrower’s representations and warranties contained in Article 8;

(i)                                     any failure of the Borrower to observe or fulfil its covenants under Article 9; or

(j)                                    the occurrence of any Default or Event of Default;

provided that this Section shall not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder.  This Section shall survive repayment of the Loan Indebtedness.

13.3                        Environmental Indemnity

The Borrower shall and does hereby indemnify and hold harmless the Agent and the Lenders (including a receiver, receiver-manager or similar Person appointed under applicable Law) and its and their respective Affiliates, officers, directors, employees and agents (collectively, in this Section, the “Indemnified Parties”), forthwith on demand by the Agent, from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including all reasonable legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them with respect to any Environmental Claims relating to the property of the Borrower or any of its Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of the Borrower or any of its Subsidiaries (or any predecessor in interest to the Borrower or any of its Subsidiaries) relating to the property of the Borrower or of its Subsidiaries, or the past, present or future condition of any part of the property of the Borrower or its Subsidiaries, whether owned, operated or leased by the Borrower or by any of its Subsidiaries, or any such predecessor in interest but excluding any Environmental Claims or liabilities relating thereto to the extent that such Environmental Claims or liabilities arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder.  This Section shall survive the repayment of the Loan Indebtedness.

13.4                        Currency Indemnity

Any payment made to or for the account of a Lender in respect of any amount payable by the Borrower in a currency (the “Tendered Currency”) other than the currency in which such payment is due (the “Required Currency”), whether pursuant to any judgment or order of a court or tribunal or otherwise, shall constitute a discharge of the Borrower only to the extent of the amount of the Required Currency which may be purchased with such Tendered Currency at the time of payment at the Noon Rate at such time.  The Borrower covenants and agrees to and in favour of each Lender that it shall, as a separate and independent obligation which shall not be merged in any such judgment or order, pay or cause to be paid the amount not so discharged in accordance with the foregoing and indemnify and hold harmless each Lender against any loss or damage arising as a result of any such amount being paid in such Tendered Currency.  A certificate of the Agent as to any such loss or damage shall be prima facie evidence of the amount thereof in the absence of manifest error.

ARTICLE 14

AGENCY AND ADMINISTRATION PROVISIONS

14.1                        Authorization and Action

(a)                                 Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf to exercise such rights or powers granted to the Agent or the Lenders under this Agreement to the extent specifically provided herein and on the terms hereof, together with such powers as are reasonably incidental thereto and the Agent hereby accepts such appointment and authorization.  As to any matters not expressly provided for by this Agreement, the Agent shall not be required to exercise any discretion or take any action, but, subject to Section 14.9, shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority Lenders and such instructions shall be binding upon all Lenders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to liability in such capacity or which could result in the Agent incurring any costs or expenses, without provision being made for indemnity of the Agent by the Lenders against any loss, liability, cost or expense incurred, or to be incurred, or which is contrary to this Agreement or Laws.

(b)                                 Except as provided otherwise in Sections 2.2, 2.8 and 14.1(e), where the terms of this Agreement refer to any action to be taken hereunder or thereunder by the Lenders or to any such action that requires the consent, approval, satisfaction, agreement or other determination of the Lenders, the action taken by and the consent, approval, satisfaction, agreement or other determination given or made by the Majority Lenders shall constitute the action or consent, approval, agreement or other determination of the Lenders herein or therein referred to.

(c)                                  Except as provided otherwise in this Section 14.1, the Agent shall have the right to take such actions as it deems necessary, or to refrain from taking such actions or to give agreements, consents, approvals or instructions to the Borrower or any Material Subsidiary, on behalf of the Lenders in respect of all matters referred to in or contemplated by this Agreement.

(d)                                 Except as provided otherwise in Section 14.1(e) or where this Agreement expressly requires that any matter be determined or consented to by all the Lenders, any provision of this Agreement may be amended only if the Borrower and the Majority Lenders so agree in writing and any Default or Event of Default may be waived before or after it occurs only if the Majority Lenders so agree in writing.

(e)                                  Any amendment, extension or waiver of, or consent or determination relating to, the terms of this Agreement which changes or relates to:

(i)                                   an increase in the amount of the Total Syndicated Facility Commitment or the Operating Facility Commitment or the Total Term Facility Commitment, or an increase in any Lender’s Commitments (other than as contemplated in Section 2.2 or Article 15);

(ii)                                a decrease in a Syndicated Facility Lender’s Syndicated Facility Commitment if each other Syndicated Facility Lender’s Syndicated Facility Commitment is not also subject to a concurrent reduction on a Pro Rata Basis (other than as contemplated in Section 2.2 and Section 2.8); for greater certainty a reduction in a Syndicated Facility Lender’s Commitment by virtue of a Borrowing Base determination or re-determination pursuant to and in accordance with Section 2.8 shall not be subject to the unanimous consent of all the Lenders, but rather shall occur automatically as a result of such determination or re-determination;

(iii)                             a decrease in a Term Facility Lender’s Term Facility Commitment if each other Term Facility Lender’s Term Facility Commitment is not also subject to a concurrent reduction on a Pro Rata Basis;

(iv)                            a decrease in the rates, or an extension in the dates of payment, of interest payable hereunder;

(v)                               a decrease in the amount, or an extension in the dates of payment, of fees payable hereunder except for agency fees payable pursuant to Section 3.7;

(vi)                            the dates or amounts of repayment of principal required hereunder (including for certainty the repayments required under Sections 6.1(e) and (f)), unless an Event of Default exists (in which case a decision of the Majority Lenders shall bind all Lenders);

(vii)                         the types of Loans available hereunder;

(viii)                      the Security Documents,

(ix)                            the definition of “Convertible Debentures”, “Excess Cash”, “Subordinated Debt” or “Unsecured Note Debt”, or an amendment or waiver of Section 9.2(f)(ii) or 9.2(x)(ii) or (iii);

(x)                               an amendment to the definitions of “Borrowing Base”, “Borrowing Base Properties” or “Majority Lenders”;

(xi)                            an assignment or transfer by the Borrower of any or all of its rights and obligations under this Agreement, other than as permitted by Section 9.2(d);

(xii)                         Sections 2.2 (other than in respect of the notice periods referred to therein), 9.2(d), 9.2(y) or this Section 14.1(e);

(xiii)                      an amendment to or waiver of Section 2.8; or

(xiv)                     any provision hereof contemplating or requiring “unanimous” consent, approval or agreement of the Lenders;

shall require the unanimous consent in writing of all the Lenders; and any amendment or waiver which changes or relates to the rights or obligations of the Agent or the Operating Facility Lender, shall also require the agreement of the Agent or the Operating Facility Lender, as applicable, thereto in writing.

(f)                                   Provided that an Event of Default exists, the Agent shall declare an Event of Default and demand payment of any or all of the Loan Indebtedness when directed to do so by the written notice of the Majority Lenders (provided that upon the occurrence of the events described in Section 11.1(f) such declaration and acceleration shall be automatic and no such notice shall be required).

14.2                        Procedure for Making Drawdowns

(a)                                 Except as expressly otherwise provided herein, all Advances made by the Lenders will be made in accordance with each Lender’s Pro Rata Share of such Advance.

(b)                                 The Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower, the Subsidiaries, or any of the Lenders occasioned by the failure of a

Lender to make an Advance or the failure of any Advance to reach its designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent.

(c)                                  Unless the Agent has been notified by a Lender at least one Banking Day prior to the Drawdown Date requested by the Borrower that such Lender will not make available to the Agent its Pro Rata Share of the relevant Advance, the Agent may assume that such Lender has made or will make such portion of the Advance available to the Agent on the Drawdown Date in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount.  If and to the extent such Lender shall not have so made its Pro Rata Share of an Advance available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender’s Pro Rata Share of such Advance and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the Borrower in respect of such Advance or, in the case of funds made available in anticipation of a Lender remitting proceeds of a Bankers’ Acceptance, at the rate of interest per annum applicable to a Prime Loan) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent; provided, however, that notwithstanding such obligation if such Lender fails to so pay, the Borrower covenants and agrees that, without prejudice to any rights the Borrower may have against such Lender, it shall repay such amount to the Agent forthwith after demand therefor by the Agent.  The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be prima facie evidence thereof, in the absence of manifest error.  If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Advance for purposes of this Agreement.

14.3                        Remittance of Payments

Except for amounts payable to the Agent or the Operating Facility Lender for its own account and except where this Agreement otherwise requires or contemplates payments to be made on a non-Pro Rata Basis, forthwith after receipt of any repayment of principal, interest or fees pursuant hereto, the Agent shall remit to the Designated Lending Branch of each Lender its Pro Rata Share of such payment; provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its share of such payment and the Borrower fails to make such payment, each of the Lenders on receipt of such remittance from the Agent agrees to repay to the Agent forthwith on demand an amount equal to the remittance together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to the Lenders without prejudice to any right such Lender may have against the Borrower.  The exact amount of the repayment required to be made by the Lenders pursuant hereto shall be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall be conclusive and binding for all purposes in the absence of manifest error.

14.4                        Redistribution of Payment

If a Lender (an “Overpaid Lender”) shall obtain any payment (an “Excess Payment”), whether voluntary, involuntary, through the exercise of any right of set off or otherwise (other than any amounts expressly permitted to be paid solely to such Lender pursuant to this Agreement), to be applied on account of any portion of the Loan Indebtedness owed to it in excess of its share thereof as provided for hereunder, then:

(a)                                 such Overpaid Lender shall immediately pay to the Agent an amount equal to the Excess Payment, together with interest thereon at a rate determined in accordance with such

Overpaid Lender’s usual banking practice in respect of deposits of amounts comparable to the amount of such payment at the time such payment is made, whereupon the Agent shall notify the Borrower of such amount and of its receipt by the Agent;

(b)                                 the Agent shall remit to each Lender (other than the Overpaid Lender) its share of such Excess Payment (calculated without reference to the share of the Overpaid Lender);

(c)                                  as between the Borrower and the Overpaid Lender, the Excess Payment shall, except as provided in paragraph (d) below, be treated as not having been paid; and

(d)                                 as between the Borrower and each Lender (other than the Overpaid Lender), the applicable share of the Excess Payment shall be treated as having been paid to each such Lender on the date such Excess Payment was made to the Overpaid Lender;

provided that if all or any portion of such Excess Payment is subsequently required to be repaid by the Overpaid Lender to the Borrower, each other Lender will promptly repay to the Agent for the account of such Overpaid Lender an amount equal to any amount which such other Lender had received pursuant to this Section.

14.5                        Duties and Obligations

Neither the Agent nor any of its directors, officers, agents or employees (and, for purposes hereof, the Agent shall be deemed to be contracting as agent and trustee for and on behalf of such persons) shall be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct.  Without limiting the generality of the foregoing, the Agent:

(a)                                 may assume that there has been no assignment or transfer by any means by the Lenders of their rights hereunder, unless and until the Agent receives written notice of the assignment thereof from such Lender and the Agent receives from the assignee an executed Assignment Agreement providing, inter alia, that such assignee is bound hereby as it would have been if it had been an original Lender party hereto;

(b)                                 may consult with legal counsel (including receiving the opinions of Borrower’s counsel and Lenders’ counsel required hereunder), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;

(c)                                  shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder;

(d)                                 may assume that no Default or Event of Default exists unless it has actual knowledge to the contrary;

(e)                                  may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person;

(f)                                   shall not be bound to disclose to any other Person any information relating to the Borrower, any of its Subsidiaries or any other Person if such disclosure would or might in its opinion constitute a breach of any Laws, be in default of the provisions hereof or be otherwise actionable at the suit of any other Person; and

(g)                                  may refrain from exercising any right, power or discretion vested in it which would or might in its reasonable opinion be contrary to any Laws or any directive or otherwise render it liable to any Person, and may do anything which is in its reasonable opinion necessary to comply with such Laws.

Further, the Agent (i) does not make any warranty or representation to any Lender nor shall it be responsible to any Lender for the accuracy or completeness of the representations and warranties of the Borrower herein or the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (ii) shall not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrower or to inspect the property (including the books and records) of the Borrower or any of its Subsidiaries; and (iii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any instrument or document furnished pursuant hereto.

14.6                        Prompt Notice to Lenders

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of Agent hereunder.

14.7                        Agent’s and Lenders’ Authorities

With respect to its Commitments and its Pro Rata Shares of the Drawdowns, Rollovers and Conversions made by it as a Lender, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.  Subject to the express provisions hereof relating to the rights and obligations of the Agent and the Lenders in such capacities, the Agent and each Lender may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower and the Subsidiaries or any corporation or other entity owned or controlled by any of them and any Person which may do business with any of them without any duties to account therefor to the Agent or the other Lenders and, in the case of the Agent, all as if it was not the Agent hereunder.

14.8                        Lender Credit Decision

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower.  Each Lender represents to the Agent that it is engaged in the business of making and evaluating the risks associated with commercial revolving or term loans, or both, to corporations similar to the Borrower, that it can bear the economic risks related to the transaction contemplated hereby, that it has had access to all information deemed necessary by it in making such decision (provided that this representation shall not impair its rights against the Borrower) and that it is entering into this Agreement in the ordinary course of its commercial lending business.  Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (i) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any other Person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent), or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower or any Subsidiary.  Each Lender acknowledges that a copy of this Agreement has been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of this Agreement and the other Loan Documents.  Each Lender hereby covenants and agrees that it will not make any arrangements with the Borrower for the satisfaction of any Loans or other Loan Indebtedness without the consent of all other Lenders.

14.9                        Indemnification of Agent

The Lenders hereby agree to indemnify the Agent (to the extent not reimbursed by the Borrower), on a pro rata basis, in accordance with their respective aggregate Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under or in respect of this Agreement in its capacity as Agent; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent’s gross negligence or wilful misconduct.  If the Borrower subsequently repays all or a portion of such amounts to the Agent, the Agent shall reimburse the Lenders their pro rata shares (according to the amounts paid by them in respect thereof) of the amounts received from the Borrower.  Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its portion (determined as above) of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

14.10                 Successor Agent

The Agent may, as hereinafter provided, resign at any time by giving 45 days’ prior written notice thereof to the Lenders and the Borrower.  Upon any such resignation, the Lenders shall, after soliciting the views of the Borrower, have the right to appoint another Lender as a successor agent (the “Successor Agent”) approved by the Borrower (such approval not to be unreasonably withheld).  If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent’s giving of notice of resignation, then the retiring Agent shall, on behalf of the Lenders, appoint a Successor Agent who shall be a Lender approved by the Borrower (such approval not to be unreasonably withheld).  Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, such Successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as Agent under this Agreement.  After any retiring Agent’s resignation hereunder as Agent, this Article shall continue to enure to its benefit as to any actions taken or omitted to be taken by it as Agent or in its capacity as Agent while it was Agent hereunder.

14.11                 Taking and Enforcement of Remedies

(a)                                 Each of the Lenders hereby acknowledges that, to the extent permitted by Laws, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority Lenders regardless of whether any Loan Indebtedness is accelerated pursuant to Section 11.2.  Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action, including any exercise of any remedies under Section 11.2, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority Lenders; provided that, notwithstanding the foregoing, if (i) the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of the Majority Lenders, any Lender may do so on behalf of all Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere, and (ii) in the absence of instructions from the Majority Lenders and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders or any of them take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders.  Each of the Lenders hereby further covenants and agrees that upon any such written consent being given by the Majority Lenders, or upon a Lender or the Agent taking action as aforesaid, it shall cooperate fully with the Lender or the Agent to the extent requested by the Lender or the Agent in the collective realization including and, if applicable, the appointment of a receiver, or receiver and manager to act for their collective benefit.  Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Lenders hereby covenants and agrees that it shall not seek, take, accept or receive any security for any of the Loan Indebtedness of the Borrower hereunder or under any other document, instrument, writing or agreement ancillary hereto and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facilities, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement.

(b)                                 With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Lenders hereunder, the Agent shall be a trustee for each Lender, and all monies received from time to time by the Agent in respect of the foregoing shall be held in trust and shall be trust assets within the meaning of applicable bankruptcy or insolvency legislation and shall be considered for the purposes of such legislation to be held separate and apart from the other assets of the Agent, and the Lenders shall be entitled to their pro rata shares of such monies (according to the Loan Indebtedness then owing to each of them).  In its capacity as trustee, the Agent shall be obliged to exercise only the degree of care it would exercise in the conduct and management of its own business and in accordance with its usual practice concurrently employed or hereafter instituted for other substantial commercial loans.

14.12                 Reliance Upon Agent

The Borrower shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to this Agreement, and the Borrower shall generally be entitled to deal with the Agent with respect to matters under this Agreement which the Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

14.13                 No Liability of Agent

The Agent shall have no responsibility or liability to the Borrower on account of the failure of any Lender to perform its obligations hereunder (unless such failure was caused, in whole or in part, by the Agent’s gross negligence or wilful misconduct), or to any Lender on account of the failure of the Borrower or any Lender to perform its obligations hereunder.

14.14                 Article for Benefit of Agent and Lenders

The provisions of this Article 14 which relate to the rights and obligations of the Lenders to each other or to the rights and obligations between the Agent and the Lenders shall be for the exclusive benefit of the Agent and the Lenders, and, except to the extent expressly provided for in this Article, the Borrower shall not have any rights or obligations thereunder or be entitled to rely for any purpose upon such provisions.  Any Lender may waive in writing any right or rights which it may have against the Agent or the other Lenders hereunder without the consent of or notice to the Borrower.

14.15                 Gross Negligence and Wilful Misconduct

No act or omission of the Agent or its Affiliates, officers, directors, employees or agents shall be considered gross negligence or wilful misconduct if the act or omission was done or omitted in accordance with the express, implied or deemed instructions or concurrence of the Majority Lenders.

14.16                 The Agent and Defaulting Lenders

(a)                                 Each Defaulting Lender shall be required to provide to the Agent cash in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all obligations of such Defaulting Lender to the Agent that are owing or may become owing pursuant to this Agreement, including such Defaulting Lender’s obligation to pay, on a pro rata basis, in accordance with its respective aggregate Commitments, any indemnification or expense reimbursement amounts not paid by the Borrower.  Such cash shall be held by the Agent in one or more cash collateral accounts, which accounts shall be in the name of the Agent and shall not be required to be interest bearing.  The Agent shall be entitled to apply the foregoing cash in accordance with Section 14.9.

(b)                                 In addition to the indemnity and reimbursement obligations in Section 14.9 each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower) on a pro rata basis, in accordance with its respective aggregate Commitments (and in calculating the pro rata basis of a Lender, ignoring the Commitments of Defaulting Lenders) any amount that a Defaulting Lender fails to pay the Agent and which is due and owing to the Agent pursuant to Section 14.9.  Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender and which would otherwise be payable by the Defaulting Lender.

(c)                                  The Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Defaulting Lender pursuant to this Agreement, which amounts shall be used by the Agent:

(i)                                   first, to reimburse the Agent for any amounts owing to it by the Defaulting Lender pursuant to any Loan Document; and

(ii)                                second, to cash collateralize all other obligations of such Defaulting Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion, including such Defaulting Lender’s obligation to pay, on a pro rata basis, in accordance with its respective Commitments, any indemnification or expense reimbursement amounts not paid by the Borrower.

(d)                                 For greater certainty and in addition to the foregoing, neither the Agent nor any of its Affiliates nor any of their respective shareholders, officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Defaulting Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Defaulting Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement, save and except for the gross negligence or wilful misconduct of the Agent.

ARTICLE 15

ASSIGNMENT

15.1                        Assignment and Participation Prior to Default

(a)                                 Any Lender (herein sometimes called a “Granting Lender”) may grant a participation in the Credit Facilities to one or more Persons resident in Canada for the purposes of the Income Tax Act (Canada) and entitled to lend money in Canada (the “Participant”).  If such a participation is granted, (i) the Granting Lender shall remain fully liable for all of its obligations and responsibilities hereunder to the same extent as if such participation had not been granted, and (ii) the Granting Lender shall administer the participation of the Participant and none of the Participant, the Borrower and the Agent shall have any rights against or obligations to one another, nor shall any of them be required to deal directly with one another in respect of the participation by such Participant.

(b)                                 With the prior written consent (which shall not be unreasonably withheld) of the Borrower and the Agent, any Lender (herein sometimes called an “Assigning Lender”) may assign all or any part of such Lender’s rights to, and may have its respective obligations in respect of, the Credit Facilities assumed by one or more financial institutions entitled to lend money in Canada (each an “Assignee”), provided that no Assigning Lender shall assign an interest to an Assignee unless (i) the Assignee acquires Commitment(s) with an aggregate principal amount of not less than Cdn. $5,000,000 and (ii) the Assigning Lender, if it retains Commitments, retains any Commitment(s) with an aggregate principal amount of not less than Cdn. $5,0000,000.  Any permitted assignment shall become effective when the Agent and the Borrower have been notified of it by the Assigning Lender, have received from the Assignee an executed copy of an Assignment Agreement, and the Agent has received from the Assignee an assignment fee of Cdn. $[Amount redacted].  Any Assignee of a Lender shall be and be treated as a Lender for all purposes of this Agreement, and each Assignee shall be entitled to the full benefit hereof and shall be subject to the obligations of the Assigning Lender to the same extent as if it were an original party in respect of the rights or obligations assigned to it and the Assigning Lender shall be released and discharged accordingly and to the same extent, and Schedule A (to the extent such Schedule relates to the Assigning Lender) shall be deemed to be amended accordingly from time to time without further notice or other requirement.

(c)                                  The Borrower will, at the applicable Lender’s expense, execute such further documents and instruments and do such further things as the Agent or such Lender may reasonably request for the purpose of any participation or assignment.

15.2                        Assignment After Event of Default

Notwithstanding anything to the contrary herein contained, where an Event of Default exists, nothing in this Agreement shall require the consent of the Borrower to an assignment or preclude an assignment to one or more Persons which are not financial institutions.

15.3                        Assignment by Borrower

Except as permitted by Section 9.2(d), the Borrower shall not assign, delegate or transfer all or any part of its rights or obligations hereunder without the prior written consent of all the Lenders.

ARTICLE 16

RESTATEMENT AND TRANSITIONAL PROVISIONS

16.1                        Existing Letters of Credit

The Borrower acknowledges the existence of the Existing Letters of Credit.  Each Existing Letter of Credit shall be deemed to be an Advance under the Operating Facility and shall be governed by the terms of this Agreement.

16.2                        Existing Banker’s Acceptances

Concurrently with this Agreement becoming effective as at the Effective Date, each Existing BA which has not matured and remains outstanding and was accepted by a Lender at the request and for the account of the Borrower (or any predecessor) shall be deemed to be outstanding as a Bankers’ Acceptance under the Syndicated Facility or the Term Facility, as applicable, accepted or made hereunder at the request and for the account of the Borrower hereunder.

16.3                        Syndicated Facility Outstandings

In order to give effect to the new Syndicated Facility Commitments provided for herein, the Outstanding Principal under the Syndicated Facility (the “Syndicated Facility Outstandings”) shall be adjusted by the Agent in accordance with its normal practices as follows:

(a)                                 on the Effective Date, each Syndicated Facility Lender, as the case may be, shall purchase from each other Syndicated Facility Lender, such portion of the Syndicated Facility Outstandings owed to each Syndicated Facility Lender as is necessary to ensure that the Syndicated Facility Outstandings owed to each Syndicated Facility Lender are outstanding in accordance with such Lender’s Pro Rata Share based on the new Syndicated Facility Commitments of all such Lenders, except that:

(i)                                   with respect to any portion of the Syndicated Facility Outstandings that are outstanding by way of Existing BA’s, no such purchase shall be made, and instead, each Syndicated Facility Lender hereby, to the extent necessary, provides an indemnity to the other Syndicated Facility Lenders in order to ensure such Existing BA’s are outstanding in accordance with such Lender’s Pro Rata Share;

(ii)                                the allocation of the BA Stamping Fees on the Existing BA’s shall be adjusted in accordance with the Agent’s normal practice for the period commencing on the Effective Date until the maturity of such Existing BA’s; each Syndicated Facility Lender agrees to remit to the Agent any amounts owing by it to the other Syndicated Facility Lenders as a result of the new allocations of the BA Stamping Fees; each of the Syndicated Facility Lenders acknowledges and agrees that such revised allocations are reasonable having regard to the liabilities and obligations of each with respect to such Existing BA’s; and

(iii)                             until the expiry of each existing term relating to any LIBOR Loans that are outstanding on the Effective Date, no such purchase shall be made;

(b)                                 for certainty, if and to the extent any Bankers’ Acceptances or LIBOR Loans that are outstanding on the Effective Date are subject to a Rollover or Conversion on or after the Effective Date, each Syndicated Facility Lender shall fund its Pro Rata Share of such Rollover or Conversion based on its new Syndicated Facility Commitment;

(c)                                  if and for so long as any Bankers’ Acceptances or LIBOR Loans are outstanding on the Effective Date, no Syndicated Facility Lender shall participate in any other Syndicated Facility Advances to the extent that such participation would result in such Lender exceeding its new Syndicated Facility Commitment or being owed more than its new Pro Rata Share of the Syndicated Facility Outstandings; and

(d)                                 if and for so long as the Syndicated Facility Outstandings owed to the Syndicated Facility Lenders do not match their respective new Pro Rata Shares as a result of the foregoing provisions, the applicable provisions of this Agreement relating to determination and payment of amounts owing to the Lenders on a Pro Rata Basis shall be adjusted accordingly.

16.4                        Amendment and Restatement

(a)                                 On the Effective Date:

(i)                                   the Prior Credit Agreement shall be and is hereby amended and restated in the form of this Agreement; and

(ii)                                all Loans (as that term is defined in the Prior Credit Agreement), Advances and other amounts outstanding under the Prior Credit Agreement shall continue to be outstanding under this Agreement and shall be deemed to be Loans, Advances and amounts owing by the Borrower to the Lenders under this Agreement and, for such purpose, outstanding Loans and Advances (except to the extent provided otherwise in Section 16.3) under the Syndicated Facility shall be allocated to the Syndicated Facility Lenders on a Pro Rata Basis and outstanding Loans and Advances under the Operating Facility shall be allocated to the Operating Facility Lender.

(b)                                 Notwithstanding the foregoing or any other term hereof, all of the covenants, representations and warranties on the part of the Borrower under the Prior Credit Agreement and all of the claims and causes of action arising against the Borrower in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the Effective Date shall, as regards the Borrower, continue, survive and shall not be merged in the execution of this Agreement or any other Loan Documents or any advance or provision of any Loan hereunder.

ARTICLE 17

GENERAL PROVISIONS

17.1                        Exchange and Confidentiality of Information

(a)                                 The Borrower agrees that the Agent and each Lender may provide any assignee or participant or any bona fide prospective assignee or participant pursuant to Article 15 with any information concerning the financial condition of the Borrower and the Subsidiaries provided such party agrees in writing with the Agent or such Lender for the benefit of the Borrower to be bound by a like duty of confidentiality to that contained in this Section.

(b)                                 Each of the Agent and the Lenders acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrower pursuant hereto (the “Information”) and agrees to use all reasonable efforts to prevent the disclosure thereof; provided that:

(i)                                   the Agent and the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required in connection with any actual or threatened judicial, administrative or governmental proceedings including proceedings initiated under or in respect of this Agreement or, provided that the recipients shall be under a like duty of confidentiality to that contained in this Section, for the purpose of syndicating the Syndicated Facility and the Term Facility;

(ii)                                the Agent and the Lenders shall incur no liability in respect of any Information required to be disclosed by any Laws, or by applicable order, policy or directive having the force of law, to the extent of such requirement;

(iii)                             the Agent and the Lenders may provide counsel and their other agents and professional advisors with any Information; provided that such persons shall be under a like duty of confidentiality to that contained in this Section;

(iv)                            the Agent and each of the Lenders shall incur no liability in respect of any Information:  (i) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by the Borrower, (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent’s or Lender’s possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender after reasonable inquiry, under a duty of confidentiality to the Borrower at the time the information was so received;

(v)                               the Agent and the Lenders may disclose the Information to other financial institutions in connection with the syndication by the Agent or Lenders of the Syndicated Facility and the Term Facility where such financial institution agrees to be under a like duty of confidentiality to that contained in this Section; and

(vi)                            the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent and the Lenders to initiate any lawsuit against the Borrower or any of the Subsidiaries or to defend any lawsuit commenced by the Borrower or any of the Subsidiaries, the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defence of such lawsuit.

17.2                        Telephone Instructions

Any verbal instructions given by the Borrower in relation to this Agreement will be at the risk of the Borrower and neither the Agent nor the Lenders will have any liability for any error or omission in such verbal instructions or in the interpretation or execution thereof by the Agent or a Lender, as the case may be, provided the Agent or Lender, as the case may be, acted without gross negligence in the circumstances.  The Agent will notify the Borrower of any conflict or inconsistency between any written confirmation of such verbal instructions received from the Borrower and the said verbal advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.

17.3                        Further Assurances

Each party hereto shall, at the request of the other (but at the expense of the Borrower), perform all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the other, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

17.4                        Conflicting Provisions

In the event of (but to the extent only of) a conflict or inconsistency between the terms of this Agreement and any of the other Loan Documents, the terms of this Agreement shall govern.  For greater certainty, the existence of additional rights of the Agent, the Lenders, the Swap Lenders or the Cash Manager or additional obligations of the Borrower or any Material Subsidiary in any of the other Loan Documents shall not constitute a conflict or any inconsistency.

17.5                        Notice

Any notice or other communication hereunder shall be in writing and, if delivered, it shall be considered received on the day it is given to an officer of the recipient, or if by facsimile (fax) transmission or, if any email address is provided below, by email transmission in PDF format during normal business hours on a Banking Day, it shall be considered received on the same day as the transmission thereof was successfully completed to the number or email address provided as follows:

In the case of the Borrower:

Bellatrix Exploration Ltd.

1920, 800 - 5th Avenue SW

Calgary, Alberta, T2P 3T6

Attention: Chief Financial Officer

Fax No.:  [redacted]

In the case of the Agent:

National Bank of Canada

Corporate Customer Service -

Syndication and Agency Group

500, Place d’Armes, 26th Floor

Montreal, Québec, H2Y 2W3

Attention:  Syndication

Fax No.:  [redacted]

Email:  [redacted]

with a copy to:

National Bank of Canada

Suite 1800, 311 - 6th Avenue S.W.

Calgary, Alberta, T2P 3H2

Attention:  Director, Energy Group

Fax No.:  [redacted]

In the case of each Lender (including the Operating Facility Lender):

At the address set forth opposite such Lender’s name on Schedule A hereto.

Any party may change its address, fax number or email address, or provide an email address if one is not provided above or in Schedule A, from time to time in a notice similarly given.

17.6                        Non-Performance of Covenants

If the Borrower fails to perform any of its covenants or agreements hereunder, the Agent may itself, but shall not be obliged to, perform or cause to be performed the same and all reasonable expenses incurred or payments made by the Agent in so doing shall be paid by the Agent forthwith upon demand.  Any such expenses or payments remaining unpaid after demand shall bear interest at the Prime Rate in effect from time to time plus 2.5% per annum, calculated daily and compounded monthly, from the date such expense or payment was incurred or made by the Agent until paid.

17.7                        Money Laundering Legislation

(a)                                 Each Lender and the Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA) or any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), it may be required to obtain, verify and record information that identifies the Borrower and its Subsidiaries, which information includes the name and address of each such person and such other information that will allow such Lender or the Agent, as applicable, to identify each such person in accordance with AML Legislation (including information regarding such person’s directors, authorized signing officers, or other persons in control of each such person).  The Borrower shall promptly provide and cause its Subsidiaries to provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent (for itself and not on behalf of any Lender), or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(b)                                 If, upon the written request of any Lender, the Agent has ascertained the identity of the Borrower or any Subsidiary or any authorized signatories of such person for the purposes of applicable AML Legislation on such Lender’s behalf, then the Agent:

(i)                                   shall be deemed to have done so as an agent for such Lender, and this Agreement shall constitute a “written agreement” in such regard between such Lender and the Agent within the meaning of applicable AML Legislation; and

(ii)                                shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(c)                                  Notwithstanding anything to the contrary in this Section 17.7, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any Subsidiary or any authorized signatories of such person, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any such person or any such authorized signatory in doing so.

17.8                        Defaulting Lenders

(a)                                 Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(i)                                   the standby fees payable pursuant to Section 3.5 shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender;

(ii)           a Defaulting Lender shall not be included in determining whether, and the Commitment of such Defaulting Lender shall not be included in determining whether, all Lenders or the Majority Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 14.1(e)), provided that any waiver or amendment requiring the consent of all Lenders or each affected Lender that affects such Defaulting Lender differently than other affected Lenders shall require the consent of such Defaulting Lender; and

(iii)          for the avoidance of doubt, the Borrower shall retain and reserve its other rights and remedies respecting each Defaulting Lender.

(b)                                 If any Lender fails to fund its Pro Rata Share of a Loan hereunder, then each other Lender shall fund a portion of such defaulted amount in an amount equal to such other Lender’s Pro Rata Share (and in calculating the Pro Rata Share of a Lender, ignoring the Commitments of Defaulting Lenders) of such unfunded portion; provided that, for certainty, no Lender shall be obligated by this Section to make or provide Loans in excess of its Commitment.

(c)                                  If any Lender shall cease to be a Defaulting Lender, then, upon becoming aware of the same, the Agent shall notify the other Lenders and (in accordance with the written direction of the Agent) such Lender (which has ceased to be a Defaulting Lender) shall purchase, and the other Lenders shall on a rateable basis sell and assign to such Lender, portions of such Loans equal in total to such Lender’s Pro Rata Share thereof without regard to Section 17.8(b)).

17.9                        Entire Agreement

This Agreement and the other Loan Documents contemplated by this Agreement constitute the entire agreement between the Borrower, the Agent and the Lenders in respect of the obligations herein set out and supersede any prior agreements between the Borrower and any of the Lenders concerning such obligations, subject to the terms and provisions of Article 16 and except as otherwise provided in this Agreement or in any other Loan Document. For greater certainty, and without limiting any of the provisions in Article 16, the Existing BA’s, the Existing Letters of Credit, the Existing Security and the Existing Swap Obligations shall continue in full force and effect.  In addition, the Borrower acknowledges that nothing herein supersedes or cancels the administration fee agreement between the Agent and the Borrower dated May 30, 2014 any other letter agreements between the Agent and/or the Lenders and the Borrower, or any agreements entered into from time to time by the Borrower and the Operating Facility Lender as contemplated by Section 2.1(h)), Section 2.2(d) and Section 10.1(b)(vi).

17.10                 Counterparts

Any Loan Document may be executed in any number of counterparts, including by facsimile and PDF, all of which taken together shall constitute one and the same instrument and any of the parties thereto may execute a Loan Document by signing any such counterpart.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

BORROWER:

BELLATRIX EXPLORATION LTD.

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

AGENT:

NATIONAL BANK OF CANADA, as Agent

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

[Signature Page to Amended and Restated Credit Agreement]

THE LENDERS:

NATIONAL BANK OF CANADA		ALBERTA TREASURY BRANCHES

Per:	[Signed]	Per:	[Signed]
	Name:		Name:
	Title:		Title:

Per:	[Signed]	Per:	[Signed]
	Name:		Name:
	Title:		Title:

HSBC BANK CANADA		CANADIAN IMPERIAL BANK OF COMMERCE

Per:	[Signed]	Per:	[Signed]
	Name:		Name:
	Title:		Title:

Per:	[Signed]	Per:	[Signed]
	Name:		Name:
	Title:		Title:

THE BANK OF NOVA SCOTIA		BANK OF MONTREAL

Per:	[Signed]	Per:	[Signed]
	Name:		Name:
	Title:		Title:

Per:	[Signed]	Per:	[Signed]
	Name:		Name:
	Title:		Title:

THE TORONTO-DOMINION BANK		UNION BANK, CANADA BRANCH

Per:	[Signed]	Per:	[Signed]
	Name:		Name:
	Title:		Title:

Per:	[Signed]	Per:	[Signed]
	Name:		Name:
	Title:		Title:

WELLS FARGO BANK N.A., CANADIAN BRANCH

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

SCHEDULE A-1

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

COMMITMENTS AND ADDRESSES

Lender	Operating Facility Commitment	Syndicated Facility Commitment	Term Facility Commitment	Total Commitment
National Bank of Canada Suite 1800, 311 - 6th Avenue S.W. Calgary, Alberta T2P 3H2 Attention: Director, Energy Group Tel No.: [redacted] Fax No.: [redacted]	Cdn.$40,000,000	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
HSBC Bank Canada Suite 700, 407 - 8th Avenue S.W. Calgary, Alberta T2P 1E5 Attention: Vice President, Large Corporate Oil and Gas Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
Canadian Imperial Bank of Commerce 9th Floor Banker’s Hall East 855 - 2nd St. SW Calgary, Alberta T2P 2P2 Attention: [redacted] Executive Director Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
The Bank of Nova Scotia 2000, 700 - 2nd Street SW Calgary, Alberta T2P 2W1 Attention: [redacted] Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
Alberta Treasury Branches ATB Financial Corporate Financial Services 600, 585 - 8th Avenue SW Calgary, Alberta T2P 1G1 Attention: Senior Director Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]

Lender	Operating Facility Commitment	Syndicated Facility Commitment	Term Facility Commitment	Total Commitment
Bank of Montreal 900, 525 8th Avenue SW Calgary, Alberta T2P 1G1 Attention: [redacted], Vice President Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
The Toronto-Dominion Bank 421 — 7th Ave. SW, Suite 3600 Calgary, Alberta T29 4K9 Attention: [redacted] Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
Union Bank, Canada Branch 730- 440 - 2nd Avenue S.W. Calgary, AB T2P 5E9 Attention: Vice President Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
Wells Fargo Bank N.A., Canadian Branch Jamieson Place 308 4th Avenue SW, Suite 2711 Calgary, Alberta, T2P 0H7 Attention: Managing Director Tel No.: [redacted] Email: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
Total	Cdn.$40,000,000	Cdn.$170,000,000	Cdn.$155,000,000	Cdn.$365,000,000

SCHEDULE A-2

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

COMMITMENTS AND ADDRESSES

Lender	Operating Facility Commitment	Syndicated Facility Commitment	Total Commitment
National Bank of Canada Suite 1800, 311 - 6th Avenue S.W. Calgary, Alberta T2P 3H2 Attention: Director, Energy Group Tel No.: [redacted] Fax No.: [redacted]	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
HSBC Bank Canada Suite 700, 407 - 8th Avenue S.W. Calgary, Alberta T2P 1E5 Attention: Vice President, Large Corporate Oil and Gas Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
Canadian Imperial Bank of Commerce 9th Floor Banker’s Hall East 855 - 2nd St. SW Calgary, Alberta T2P 2P2 Attention: [redacted] Executive Director Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
The Bank of Nova Scotia 2000, 700 - 2nd Street SW Calgary, Alberta T2P 2W1 Attention: [redacted] Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
Alberta Treasury Branches ATB Financial Corporate Financial Services 600, 585 - 8th Avenue SW Calgary, Alberta T2P 1G1 Attention: Senior Director Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]

Lender	Operating Facility Commitment	Syndicated Facility Commitment	Total Commitment
Bank of Montreal 900, 525 8th Avenue SW Calgary, Alberta T2P 1G1 Attention: [redacted], Vice President Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
The Toronto-Dominion Bank 421 — 7th Ave. SW, Suite 3600 Calgary, Alberta T29 4K9 Attention: [redacted] Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
Union Bank, Canada Branch 730- 440 - 2nd Avenue S.W. Calgary, AB T2P 5E9 Attention: Vice President Tel No.: [redacted] Fax No.: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
Wells Fargo Bank N.A., Canadian Branch Jamieson Place 308 4th Avenue SW, Suite 2711 Calgary, Alberta, T2P 0H7 Attention: [redacted], Managing Director Tel No.: [redacted] Email: [redacted]	—	Cdn.$ [Amount redacted]	Cdn.$ [Amount redacted]
Total	Cdn.$30,000,000	Cdn.$122,000,000	Cdn.$152,000,000

SCHEDULE B

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

FORM OF COMPLIANCE CERTIFICATE

TO:                           NATIONAL BANK OF CANADA, as Agent

Re:                             Amended and Restated Credit Agreement dated as of July 15, 2016 among Bellatrix Exploration Ltd., as borrower (the “Borrower”), National Bank of Canada, as agent (the “Agent”), and the persons party thereto as lenders (collectively, the “Lenders”) (such Amended and Restated Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

1.                                      This Compliance Certificate is given pursuant to Section 9.1 of the Credit Agreement.  Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

2.                                      I am the duly appointed [•] of the Borrower and hereby certify in such capacity for and on behalf of the Borrower and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

(a)                                 no Default or Event of Default exists [except as described in Schedule • hereto]; and

(b)                                 as at the end of the [Fiscal Quarter/Fiscal Year] ended • the Consolidated Senior Debt to Consolidated EBITDA Ratio is •;

and attached hereto are detailed particulars of the manner in which the aforesaid ratios were calculated.

3.                                      Based on the Consolidated Senior Debt to Consolidated EBITDA Ratio reported in paragraph 2(c) above, the Applicable Pricing Margin will be set at Level • and shall take effect on [date that is the first day of the next month].

4.                                      The Borrower has the following Hedge Agreements outstanding as at the end of the Fiscal Quarter ended •:

[Insert Details]

5.                                      [From the Effective date until and ending at such time as the mandatory repayments under Section 6.1(f) of the Credit Agreement have been made in full] [The NPV 10% Value of all Borrowing Base Properties and related tangibles which have been sold or disposed of since the Effective Date and which are to be included under paragraph (g) of the definition of Permitted Dispositions is $                                          .]

[After all the mandatory repayments under Section 6.1(f) of the Credit Agreement have been made in full] [The NPV 10% Value of all Borrowing Base Properties and related tangibles which have been sold or disposed of during the Fiscal Year and which are to be included under paragraph (g) of the definition of Permitted Dispositions is $                            .]

B-1

6.                                      This Compliance Certificate is signed by the undersigned officer of the Borrower in his capacity as an officer of the Borrower without personal liability to the undersigned officer.

DATED this day of , .

BELLATRIX EXPLORATION LTD.

By:
Name:
Title:

B-2

SCHEDULE C

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

FORM OF DISCOUNT NOTE

Cdn. $	Date:

FOR VALUE RECEIVED, the undersigned unconditionally promises to pay on                         , 20  , to or to the order of [NAME OF NON-BA LENDER] (“Holder”), the sum of Cdn. $                                  with no interest thereon.

The undersigned hereby waives presentment, protest and notice of every kind and waives any defences based upon indulgences which may be granted by the holder hereof to any party liable hereon and any days of grace.

This promissory note evidences a BA Equivalent Advance, as defined in the Amended and Restated Credit Agreement dated as of July 15, 2016, among Bellatrix Exploration Ltd. as borrower, National Bank of Canada as agent (the “Agent”) and the persons party thereto as lenders (such Amended and Restated Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”) and constitutes evidence of indebtedness to the holder arising from such BA Equivalent Advance.  Payment of this note shall be made at the account designated by the Agent/Operating Facility Lender pursuant to the Credit Agreement.

BELLATRIX EXPLORATION LTD.

By:
Name:
Title:

C-1

SCHEDULE D

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

FORM OF NOTICE OF DRAWDOWN

TO:                           NATIONAL BANK OF CANADA, [as Agent/Operating Facility Lender]

Re:                             Amended and Restated Credit Agreement dated as of July 15, 2016, among Bellatrix Exploration Ltd. as borrower (the “Borrower”), National Bank of Canada as agent (the “Agent”) and the persons party thereto as lenders (collectively, the “Lenders”) (such Amended and Restated Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

1.                                      The Drawdown Date is the        day of                , 20  .

2.                                      Pursuant to Section 2.3 of the Credit Agreement, the undersigned hereby irrevocably requests that the following Advance(s) under the [Syndicated/Operating/Term] Facility be made available:

Type of Loan	Principal Amount	BA Period or LIBOR Period
Prime Loan

USBR Loan

BA Issue

LIBOR Loan

3.                                      The undersigned certifies to the [Agent and to the Syndicated Lenders/Term Facility Lenders/Operating Facility Lender] that:

(a)         on the date hereof, all representations and warranties contained in the Loan Documents (excluding those representations and warranties which are expressly limited to the Closing Date or Effective Date) are true and correct in all material respects as if made on such date; and

(b)         on the date hereof, no Default or Event of Default exists and no Default or Event of Default will occur as a result of the making of the Drawdown contemplated herein.

4.                                      This Notice is irrevocable.

5.                                      [The Advance pursuant to this Drawdown Notice shall constitute the single Advance available under the Term Facility].

D-1

6.	Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this        day of                  ,        at        a.m. Calgary, Alberta time.

BELLATRIX EXPLORATION LTD.

By:
Name:
Title:

D-2

SCHEDULE E

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

FORM OF NOTICE OF ROLLOVER/ CONVERSION/ REPAYMENT

TO:                           NATIONAL BANK OF CANADA, [as Agent/Operating Facility Lender]

Re:                             Amended and Restated Credit Agreement dated as of July 15, 2016, among Bellatrix Exploration Ltd. as borrower (the “Borrower”), National Bank of Canada as agent (the “Agent”) and the persons party thereto as lenders (collectively, the “Lenders”) (such Amended and Restated Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

1.                                      Pursuant to Section [2.4/6.2] of the Credit Agreement, the undersigned hereby irrevocably notifies the [Agent/Operating Facility Lender] that it will be:

(a)                                 rolling over part or all of a Loan under the [Syndicated/Operating/Term] Facility described as:

Type of Loan:
Principal Amount(1):
BA Period or LIBOR Period (if applicable):

into another Loan of the same type under the [Syndicated/Operating/Term] Facility described as:

BA Period or LIBOR Period (if applicable):

Note:

(1)                                 If only part of maturing Loan is rolled over, please indicate.

or;

(b)                                 converting part or all of the Loan under the  [Syndicated/Operating/Term] Facility described as:

Type of Loan:
Principal Amount(1):
BA Period or LIBOR Period (if applicable):

into a Loan made under the  [Syndicated/Operating/Term] Facility described as:

Type of Loan:
Principal Amount(1):
BA Period or LIBOR Period (if applicable):
effective the        day of                        ,       .

Note:  (1)  If only part of maturing Loan is being converted, please indicate.

(c)                                  repaying part or all of the Loan under the [Syndicated/Operating/Term] Facility described as:

Type of Loan:
Principal Amount:
BA Period or LIBOR Period (if applicable):

2.                                      The undersigned certifies to the [Agent and to the Syndicated Facility Lenders/Operating Facility Lender/Term Facility Lenders] that as of the date of this Notice, no Event of Default exists nor will an Event of Default result after giving effect to the proposed Rollover, Conversion or repayment of the type provided herein.

3.                                      This Notice is irrevocable.

4.                                      Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this        day of                  ,        at        a.m. Calgary, Alberta time.

BELLATRIX EXPLORATION LTD.

By:
Name:
Title:

SCHEDULE F

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

FORM OF LENDER ASSIGNMENT AGREEMENT
LENDER ASSIGNMENT AGREEMENT

THIS LENDER ASSIGNMENT AGREEMENT is made as of the         day of •, 20   .

AMONG:

•
(hereinafter referred to as the “Assignor”)

OF THE FIRST PART

- and -

•
(hereinafter referred to as the “Assignee”)

OF THE SECOND PART

- and -

BELLATRIX EXPLORATION LTD. (hereinafter referred to as the “Borrower”)

OF THE THIRD PART

- and -

NATIONAL BANK OF CANADA, in its capacity as agent of the Lenders (hereinafter referred to as the “Agent”),

OF THE FOURTH PART

WHEREAS the Assignor is a Lender under the Amended and Restated Credit Agreement dated as of July 15, 2016, among the Borrower, the Agent and the Lenders (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”);

AND WHEREAS the Assignor has agreed to assign and transfer to the Assignee certain rights under the Credit Agreement in compliance with the Credit Agreement, and the Assignee has agreed to accept such rights and assume certain obligations of the Assignor under the Credit Agreement.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the parties hereby agree as follows:

1.                                      Interpretation

(a)                                 In this Agreement, including the recitals, capitalized terms used herein, and not otherwise defined herein, shall have the same meanings attributed thereto as set forth in the Credit Agreement.  In addition, the following terms shall have the following meanings:

(i)                                     “Assigned Commitment” has the meaning set forth in Section 2 hereof;

(ii)                                  “Assigned Interests” has the meaning set forth in Section 2 hereof;

(iii)                               “Assumed Obligations” has the meaning set forth in Section 4 hereof; and

(iv)                              “Effective Date” means the 5th Banking Day following the date this Agreement is executed by the Agent or such other day as the parties may agree upon.

(b)                                 The division of this Agreement into Articles, Sections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

(c)                                  In this Agreement:

(i)                                     the terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer, unless otherwise specified, to this Lender Assignment Agreement taken as a whole and not to any particular section, subsection or paragraph;

(ii)                                  words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa; and

(iii)                               words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

(d)                                 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.  The parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the parties to take proceedings in any other jurisdictions.

(e)                                  If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability of any such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.

2.                                      Assignment of Rights by Assignor

Effective as of the Effective Date, the Assignor hereby absolutely assigns and transfers to the Assignee:

(a)                                 subject to and as provided in Section 3 hereof, [all OR •% of all] of the right, title and interest in, to and under each of the outstanding Loans and other Loan Indebtedness owing by the Borrower under the [Syndicated][Operating][Term] Facility; and

(b)                                 Cdn. $• of the Assignor’s [Syndicated][Operating][Term] Facility Commitment (the “Assigned Commitment”);

together with all of the Assignor’s other rights under the Credit Agreement and the other Loan Documents but only insofar as such other rights relate to (a) and (b) above (collectively, the “Assigned Interests”).

3.                                      Outstanding Assignor BAs

Notwithstanding any other provision in this Agreement, the parties hereto agree that the following provisions shall apply to the outstanding Bankers’ Acceptances accepted by the Assignor and described in Appendix I hereto (collectively, the “Outstanding Assignor BAs”):

(a)                                 each Outstanding Assignor BA shall remain the liability and obligation of the Assignor and the Assignor shall be entitled to all of the rights, titles and benefits arising out of the Credit Agreement and the other Loan Documents with respect to each Outstanding Assignor BA (including reimbursement rights); provided, however, that the Assignee shall indemnify the Assignor and hold the Assignor harmless from and against any losses, costs or liabilities paid or incurred by the Assignor as a result of or relating to the failure of the Borrower to pay any amount owing to the Assignor in connection with any of the Outstanding Assignor BAs in accordance with the Credit Agreement (other than losses, costs or liabilities paid or incurred by the Assignor which arise out of the gross negligence or wilful misconduct of the Assignor); and

(b)                                 the Assignor will pay to the Assignee on the Effective Date as fees for the giving of the indemnity by the Assignee in Section 3(a) above an amount equal to eighty percent (80%) of the stamp fees payable in respect of each Outstanding Assignor BA for the period commencing on the Effective Date and ending on the last day of the applicable BA Period selected by the Borrower for that Outstanding Assignor BA, and the Assignor and the Assignee each acknowledges and agrees that such payment is reasonable having regard to the liabilities and obligations of each with respect to the Outstanding Assignor BAs.

From time to time, as the Outstanding Assignor BAs mature and Rollovers and Conversions are made in respect thereof, the Assignee shall participate in the Advances effecting such Rollovers and Conversions to the full extent of its Assigned Commitment as a Lender; by its execution hereof, the Borrower hereby irrevocably directs the Agent and the Assignee to remit to the Assignor the net proceeds of such Advances made by the Assignee, as a payment in respect of the Borrower’s obligations for the relevant Outstanding Assignor BAs.

4.                                      Assumption of Obligations by Assignee

The Assignee assumes and covenants and agrees to be responsible for all obligations relating to the Assigned Interests to the extent such obligations arise or accrue on or after the Effective Date (collectively, the “Assumed Obligations”) and agrees that it will be bound by the Credit Agreement and the other Loan Documents to the extent of the Assumed Obligations as fully as if it had been an original party to the Credit Agreement.

5.                                      Credit Agreement References; Notices

Effective as of the Effective Date:

(a)                                 the Assignee shall be a Lender for all purposes of the Credit Agreement and the other Loan Documents and all references therein to “Lenders” or “a Lender” shall be deemed to include the Assignee;

(b)                                 the Commitment of the Assignee shall be the Assigned Commitment and all references in the Credit Agreement to the Commitment of the Assignee shall be deemed to be to the Assigned Commitment;

(c)                                  any demand, notice or communication to be given to the Assignee in accordance with Section 17.5 of the Credit Agreement shall be made or given to the following address or telecopy number (until the Assignee otherwise gives notice in accordance with such Section 17.5); and

(d)                                 Schedule A to the Credit Agreement shall be deemed to be and is hereby amended to the extent necessary to give effect to the assignment of the Assigned Commitments contemplated hereby and to give effect to Sections 5(b) and 5(c) hereof.

6.                                      The Agent

Without in any way limiting the provisions of Section 4 hereof, the Assignee irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Loan Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.

7.                                      No Entitlement to Prior Interest or Other Fees

Except as otherwise agreed in writing between the Assignor and the Assignee, notwithstanding any provision of the Credit Agreement or other Loan Documents or any other provision of this Agreement, the Assignee shall have no right, title or interest in or to any interest or fees paid or to be paid to the Assignor under, pursuant to or in respect of:

(a)                                 [the fees paid to the Assignor in respect of the establishment of the Credit Facilities;]

[NOTE:  Insert 7(a) above, as applicable.]

(b)                                 [the fees payable to the Agent for acting as Agent under the Credit Agreement; or]

[NOTE: 7(b) above to be inserted for any assignment by the Agent.]

(c)                                  the Loans, the Credit Facilities or the Credit Agreement for any period of time or in respect of any event or circumstance prior to the Effective Date.

8.                                      Consent of Borrower or Agent

The Borrower and the Agent consent to the assignment of the Assigned Interests to the Assignee and the assumption of the Assumed Obligations by the Assignee and, as and from the Effective Date, agree to recognize the Assignee as a Lender under the Credit Agreement as fully as if the Assignee had been an original party to the Credit Agreement.  The Borrower and the Agent, as and from the Effective Date, agree that the Assignor shall have no further liability or obligation to either of them in respect of the Assumed Obligations.

9.                                      Representations and Warranties

Each of the Assignor and the Assignee hereby represents and warrants to the other parties as follows:

(a)                                 it is validly subsisting under the laws of its governing jurisdiction;

(b)                                 it has all necessary power and authority to enter into this Agreement and to perform its obligations hereunder and under the Credit Agreement and the other Loan Documents;

(c)                                  the execution, delivery, observance and performance on its part of this Agreement has been duly authorized by all necessary action and this Agreement constitutes a legal, valid and binding obligation of such party enforceable against it in accordance with its terms; and

(d)                                 all consents, authorizations and approvals of any Governmental Authority, if any, required for the execution, delivery, observance and performance by it of this Agreement, the Credit Agreement and the other Loan Documents have been obtained and remain in full force and effect, all conditions have been duly complied with and no action by, and no notice to or other filing with any Governmental Authority is required for such execution, delivery, observance or performance.

[The Assignee represents and warrants that it is a financial institution as contemplated in Section 15.1(b) of the Credit Agreement.]

The Assignor represents and warrants to the Assignee that it has the right to sell to the Assignee the Assigned Interests and that the same are free and clear of all Liens.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and notwithstanding any examinations or investigations which may be made by the parties or their respective legal counsel.

Except as expressly provided herein, the Assignee confirms that this Agreement is entered into by the Assignee without any representations or warranties by the Assignor or the Agent on any matter whatsoever, including on the effectiveness, validity, legality, enforceability, adequacy or completeness of the Credit Agreement or any other Loan Document delivered pursuant thereto or in connection therewith or any of the terms, covenants and conditions therein or on the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower.

10.                               Assignee Credit Decision

The Assignee acknowledges to the Assignor and the Agent that the Assignee has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower, all of the matters and transactions contemplated herein and in the Credit Agreement and the other Loan Documents and all other matters incidental to the Credit Agreement and the other Loan Documents.  The Assignee confirms with the Assignor and the Agent that it does not rely, and it will not hereafter rely, on the Agent or the Assignor:

(a)                                 to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any other Person under or in connection with the Credit Agreement and the other Loan Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to the Assignee by the Agent); or

(b)                                 to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower.

The Assignee acknowledges that a copy of the Credit Agreement (including a copy of the Schedules) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Loan Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Agreement, the Credit Agreement, the other Loan Documents and the transactions contemplated hereby and thereby.  The Assignee acknowledges that it is satisfied with the form and substance of the Credit Agreement and the other Loan Documents.

11.                               Payments

The Assignor and the Assignee acknowledge and agree that all payments under the Credit Agreement in respect of the Assigned Interests from and after the Effective Date received by the Agent on or after the Effective Date shall be the property of the Assignee and the Agent shall be entitled to treat the Assignee as solely entitled thereto.

12.                               Amendments and Waivers

Any amendment or modification or waiver of any right under any provision of this Agreement shall be in writing (in the case of an amendment or modification, signed by the parties) and any such waiver shall be effective only for the specific purpose for which given and for the specific time period, if any, contemplated therein.  No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof and any waiver of any breach of the provisions of this Agreement shall be without prejudice to any rights with respect to any other or further breach.

13.                               General Provisions

(a)                                 The parties hereto shall from time to time and at all times do all such further acts and things and execute and deliver all such documents as are required in order to fully perform and carry out the terms of this Agreement.

(b)                                 The provisions of this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

(c)                                  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one full set of counterparts.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by its duly authorized representative(s) as of the date first above written.

•, as Assignor

Per:

Per:

•, as Assignee

Per:

Per:

BELLATRIX EXPLORATION LTD., as Borrower

Per:

Per:

NATIONAL BANK OF CANADA, as Agent

Per:

Per:

APPENDIX I

OUTSTANDING ASSIGNOR BAs

FACE AMOUNT	ISSUE DATE	MATURITY DATE	INDEMNITY AMOUNT	INDEMNITY FEE[1]

[insert details]

1   The Indemnity Fee is based on 80% of the per annum BA Stamping Fee calculated on the Indemnity Amount from •, 20   [the Effective Date].

SCHEDULE G

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

SUBSIDIARIES

True Peru S.A.C.

The foregoing Subsidiary is not a Material Subsidiary.

G-1

SCHEDULE H

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

FORM OF ENVIRONMENTAL CERTIFICATE

TO:                           NATIONAL BANK OF CANADA, as Agent

Re:                             Amended and Restated Credit Agreement dated as of July 15, 2016, among Bellatrix Exploration Ltd., as borrower (the “Borrower”), National Bank of Canada, as agent (the “Agent”), and the persons party thereto as lenders (collectively, the “Lenders”) (such Amended and Restated Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

1.                                      This Environmental Certificate is given pursuant to Section 9.1 of the Credit Agreement.  Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

2.                                      I am the duly appointed [•] of the Borrower and hereby make the following certifications in such capacity for and on behalf of the Borrower and not in my personal capacity and without assuming any personal liability whatsoever.

3.                                      The following certifications are made to the best of my knowledge after due enquiry.  My due enquiry has been limited to discussions and correspondence with responsible officers and staff of the Borrower and its Material Subsidiaries to confirm that the internal environmental reporting and response procedures of the Borrower and its Material Subsidiaries have been followed in all material respects as they relate to the certifications made herein and that the matters herein set forth are true and correct in all material respects, and that matters reported on by such officers and staff are true and correct in all material respects.

4.                                      The Borrower and each Material Subsidiary has complied with all Environmental Laws, relating to its assets, business and operations except to the extent that the failure to do so would not individually or in the aggregate have a Material Adverse Effect, and:

(a)                                 the Borrower and each Material Subsidiary possesses all environmental licences, permits and other Governmental Authorizations necessary to conduct its business including operations at its plants, other than such licences, permits and other Governmental Authorizations the absence of which would not individually or in the aggregate have a Material Adverse Effect,

(b)                                 neither the Borrower nor any Material Subsidiary has received any notices to the effect that the operations or the assets of the Borrower on its real property are not in full compliance with all Environmental Laws or the subject of any Environmental Claims except, in each case, to the extent any failure to comply would not reasonably be expected to have a Material Adverse Effect,

(c)                                  neither the Borrower nor any Material Subsidiary has received any notices of an Environmental Claim in any material amount as a result of the Release or threatened Release of any Hazardous Materials into the Environment or into any facility or structure nor have there been any Releases, spills or discharges of any Hazardous Materials into the Environment or into any facility or structure, which after lapse of time, would give rise to any Environmental Claims which in either case would have a Material Adverse Effect

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nor is the Borrower aware that there is any basis for any such Environmental Claims being commenced,

(d)                                 neither the Borrower nor any Material Subsidiary has used any real property as a landfill or waste disposal site, nor is the Borrower aware of the presence of any Hazardous Materials deposited or disposed of on any real property except in the normal and ordinary course of its business in accordance with standards adhered to by prudent oil and gas operators operating similar properties in Canada, except in each case to the extent any failure to do so could not reasonably be expected to have a Material Adverse Effect, and

(e)                                  all pollution control equipment which operates as part of the business of the Borrower or any Material Subsidiary is effective in meeting applicable emissions limits and effluent pre-treatment standards, except to the extent any failure to do so would not, individually or in the aggregate, have a Material Adverse Effect.

5.                                      This Environmental Certificate is signed by the undersigned officer of the Borrower in his capacity as an officer of the Borrower without personal liability to the undersigned officer.

DATED this        day of                      , 20   .

BELLATRIX EXPLORATION LTD.

By:
Name:
Title:

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SCHEDULE I

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

FORM OF SECURITY DOCUMENTS

SCHEDULE I-1
FORM OF GUARANTEE

GUARANTEE

THIS GUARANTEE is made as of •, 20    by •, a [corporation/partnership/trust] subsisting under the laws of • (the “Guarantor”), in favour of and for the benefit of the Guarantee Beneficiaries.

Recitals

1.                                      Each of the Lenders, the Swap Lenders and the Cash Manager have agreed to enter into the Credit Agreement, the Hedge Agreements and the Cash Management Documents, as the case may be, with Bellatrix Exploration Ltd. (the “Borrower”) and certain Material Subsidiaries, as the case may be, on the condition that the Guarantor provide this Guarantee;

2.                                      The Guarantor will derive significant benefit from the extension of credit by the Guarantee Beneficiaries to Borrower;

NOW THEREFORE the Guarantor agrees with the Guarantee Beneficiaries as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1                               Definitions

In this Guarantee, unless something in the subject matter or context is inconsistent therewith:

“Credit Agreement” means the  Amended and Restated Credit Agreement dated as of July 15, 2016, among Bellatrix Exploration Ltd., as borrower, National Bank of Canada as agent and the persons party thereto as lenders, as amended, modified, supplemented or restated from time to time.

“Guarantee Beneficiaries” means the Lenders, the Swap Lenders, the Cash Manager and National Bank of Canada, for itself and as agent and on behalf of the Lenders, the Swap Lenders and the Cash Manager from time to time.

“Guaranteed Obligations” means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower and any other Material Subsidiary to the Guarantee Beneficiaries or any of them under, pursuant or relating to the Credit Agreement and the other Loan Documents, the Secured Swap Agreements and the Cash Management Documents and including all Outstanding Principal and all other Loan Indebtedness, the Secured Swap Obligations and the Cash Management Obligations, whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

“Secured Swap Agreement” means any Hedge Agreement which creates any Secured Swap Obligation (including, without limitation, the Existing Swap Obligations).

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Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement.  For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2                               Headings and Guarantee References

(a)                                 The division of this Guarantee into Articles and Sections, and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

(b)                                 The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof, and include any amendments hereto.  Unless otherwise stated, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

ARTICLE 2
NO COLLATERAL AGREEMENTS

2.1                               Acknowledgement

The Guarantor confirms that its obligations under this Guarantee are not subject to any promise or condition affecting or limiting its liability, and no statement, representation, collateral agreement or promise on the part of the Guarantee Beneficiaries or any officer, employee or agent thereof forms any part of this Guarantee or has induced the making thereof or shall be deemed in any way to affect the Guarantor’s liability hereunder, unless expressly set out herein.  It is the parties’ intent that all conditions and limitations relating to this Guarantee be expressly set out herein, failing which the Guarantor expressly waives reliance thereon as a defence to or limitation of its obligations hereunder.

ARTICLE 3
GUARANTEE

3.1                               Guarantee

The Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guarantee Beneficiaries the due and punctual payment, discharge and full performance of all Guaranteed Obligations.  The Guarantor covenants that the Guaranteed Obligations will be fully and punctually paid and performed strictly in accordance with the terms of the Credit Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document (as applicable), whether the same become due on maturity, by mandatory prepayment, by demand, acceleration or otherwise.  The Guarantor hereby indemnifies the Guarantee Beneficiaries on demand against any loss or liability suffered by them as a result of any Guaranteed Obligation being or becoming unenforceable, invalid or illegal.

3.2                               Continuing Guarantee

This Guarantee shall be a continuing guarantee, shall cover and secure any ultimate balance owing to the Guarantee Beneficiaries, and shall be operative and binding notwithstanding that at any time or times the Guaranteed Obligations may equal zero or that any payments from time to time may be made to the Guarantee Beneficiaries or any settlements of account effected or any other thing whatsoever done, suffered or permitted, or any other action short of actual and final payment to the Guarantee Beneficiaries of all Guaranteed Obligations.

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3.3                               Other Guarantors

This Guarantee shall be operative and binding regardless of whether or not any proposed guarantor or any other persons have executed or shall execute this Guarantee or is or are or shall become in any other way responsible to the Guarantee Beneficiaries for or in respect of the Guaranteed Obligations or any part thereof, and regardless of whether or not any other persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof (whether under this Guarantee or otherwise) shall cease to be so liable.

3.4                               Identity of Borrower and other Material Subsidiaries

This Guarantee is to extend to the persons for the time being and from time to time carrying on the business now carried on by the Borrower and each other Material Subsidiary notwithstanding any change or changes in the name, business, powers, objects, membership, partners, shareholders, directorate, organization or management of the Borrower or such other Material Subsidiary, and notwithstanding any reorganization of the Borrower or any other Material Subsidiary or the merger or amalgamation of the Borrower or any other Material Subsidiary with another or others (including with the Guarantor, in which case the obligations of the Guarantor hereunder shall be direct), or the sale or disposal of any of the business of the Borrower or any other Material Subsidiary in whole or in part to another or others, or the surrender, forfeiture or termination of its articles or charter, or the receivership, dissolution, insolvency, winding-up, arrangement, reorganization, bankruptcy or liquidation of or in respect of the Borrower or any other Material Subsidiary, and no such event shall lessen, release or discharge the obligations of the Guarantor under this Guarantee.

3.5                               Acknowledgement of Continued Liability

The Guarantor shall from time to time forthwith on the reasonable request of the Guarantee Beneficiaries deliver to them suitable acknowledgements of its continued liability hereunder in such form as counsel for the Guarantee Beneficiaries may advise, and in the event of the failure of the Guarantor to do so, it hereby irrevocably appoints any Guarantee Beneficiary the attorney and agent of the Guarantor to make, execute and deliver such written acknowledgements or other instruments as may from time to time become necessary or advisable to fully maintain and keep in force the liability of the Guarantor hereunder.

3.6                               Guarantor to Pay; Interest; Currency

(a)                                 If the Borrower or any other Material Subsidiary shall default in payment or performance of the Guaranteed Obligations or any part thereof strictly in accordance with the provisions of the Credit Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document (as applicable) as and when the same become due, payable or performable, then the Guarantor shall, so often as any such default happens, on demand by the Guarantee Beneficiaries, forthwith pay to the Guarantee Beneficiaries the amount in default (including any accelerated obligations), and perform any obligations in respect of which the Borrower or such other Material Subsidiary is then in default.

(b)                                 If the Guarantee Beneficiaries make demand upon the Guarantor as provided in this Section, the Guarantor shall thereupon be liable to the Guarantee Beneficiaries for the amount demanded directly, as principal, and not just as  surety, and will not plead or assert to the contrary in any proceeding taken by the Guarantee Beneficiaries in enforcing this Guarantee.

(c)                                  The Guarantor shall pay interest on those of the Guaranteed Obligations that are payment obligations for which demand shall have been made, computed from and after the date of demand until payment in full, at the rate or rates provided in the Credit

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Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document (as applicable) in respect of the obligation so demanded, calculated and compounded in the same manner, but without duplication of interest which is payable by the Guarantor where such interest forms part of the Guaranteed Obligations.

(d)                                 All Guaranteed Obligations that are payment obligations shall be paid by the Guarantor in whichever currency or currencies in which they are denominated.

3.7                               Statement of Obligations

The statement in writing of the Guarantee Beneficiaries from time to time of the indebtedness, obligations or liability of the Borrower or any other Material Subsidiary to them shall be binding upon the Guarantor and shall be prima facie evidence of the amount of the indebtedness, obligations or liability.  All right to question in any way their present or future method of dealing with the Borrower or any other Material Subsidiary, or with any persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof, is hereby waived.  The Guarantor renounces all benefits of discussion and division.

3.8                               Not Bound to Exhaust Recourse

The Guarantee Beneficiaries shall not be bound to exhaust their recourse against the Borrower or any other Material Subsidiary or to pursue any rights or remedies they may have against the Borrower, any other Material Subsidiary or any other persons, or to make any demand on or present any note to the Borrower, any other Material Subsidiary or any other person, or file any proof of claim in any insolvency, administration, arrangement, winding-up, liquidation or bankruptcy before demanding or being entitled to payment from the Guarantor hereunder.

3.9                               Corporate Authority

The Guarantee Beneficiaries shall not be concerned to see or enquire into the powers of the Borrower, any other Material Subsidiary or any of their directors, officers or agents acting or purporting to act on their behalf, and all moneys, advances, renewals and credits in fact borrowed or obtained in the professed exercise of such powers shall be deemed to form part of the Guaranteed Obligations even if irregularly, fraudulently, defectively or informally effected or in excess of the powers of the Borrower, any other Material Subsidiary or any of the directors, officers or agents thereof, and notwithstanding any incapacity or disability of any thereof, and further notwithstanding any actual or constructive notice of the powers of the Borrower, any other Material Subsidiary or the directors, officers or agents thereof.

3.10                        Reinstatement

Where any discharge (whether in respect of the obligations of the Borrower or any other Material Subsidiary, any security for such obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be repaid on insolvency, bankruptcy, administration, arrangement, liquidation or otherwise, the liability of the Guarantor under this Guarantee shall continue as if there had been no such discharge or arrangement.  The Guarantee Beneficiaries shall be entitled to concede or compromise any claim that any such payment, security or other disposition is liable to avoidance or repayment.

3.11                        Postponement of Claims

All indebtedness and liabilities, present and future, of the Borrower and each other Material Subsidiary to the Guarantor, together with each and every security therefor, is hereby postponed to all present and future indebtedness and liabilities of the Borrower and each other Material Subsidiary to the Guarantee Beneficiaries, and during the existence of an Event of Default all monies received from the

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Borrower or any other Material Subsidiary or for the account of the Guarantor shall be received and held by the Guarantor in trust for the Guarantee Beneficiaries, and forthwith upon receipt paid over to the Guarantee Beneficiaries until the indebtedness and liabilities of the Borrower and each other Material Subsidiary to the Guarantee Beneficiaries is finally paid and satisfied in full, all without prejudice to and without in any way limiting or lessening the liability of the Guarantor to the Guarantee Beneficiaries under this Guarantee.

3.12                        Subrogation; No Competition with Guarantee Beneficiaries

The Guarantor shall not exercise any rights which it may have acquired by way of subrogation, indemnity or contribution under this Guarantee (by virtue of any payment being made by it hereunder, any liability to make payment hereunder, or otherwise), or exercise any right of contribution against any other guarantor, or claim or exercise any right of set-off against the Borrower, any other Material Subsidiary or any other guarantor, unless and until all Guaranteed Obligations have been finally paid and performed in full.  If any amount shall be paid (including through any exercise of set-off rights) to the Guarantor arising out of or based upon such right of subrogation, indemnity, contribution or set-off at a time when the Guaranteed Obligations have not been paid and performed in full, such amount (in the case of a set-off, an amount equal to such set-off in fact exercised by it) shall be deemed to have been paid to the Guarantor for the benefit of, and held by the Guarantor in trust for, the Guarantee Beneficiaries and shall forthwith be paid to the Guarantee Beneficiaries to be credited and applied to the Guaranteed Obligations, whether matured or unmatured.

3.13                        Filing of Claims in Insolvency

Notwithstanding Section 3.12, on request by the Guarantee Beneficiaries, the Guarantor will file, enforce and collect all claims against the Borrower and each other Material Subsidiary in any receivership, bankruptcy, arrangement or other proceedings in which the filing of claims is contemplated by law in respect of any indebtedness of the Borrower or any other Material Subsidiary to the Guarantor, and will hold in trust and assign to the Guarantee Beneficiaries all of the Guarantor’s rights thereunder.  If the Guarantor fails to file, enforce or collect any such claim, any Guarantee Beneficiary, as attorney in fact of the Guarantor, is hereby authorized to do so in the name of the Guarantor or, in its discretion, to assign the claim to the Guarantee Beneficiaries or their nominee and cause a proof of claim to be filed in the Guarantee Beneficiaries’ name or the name of their nominee.  In all such cases, whether in receivership, bankruptcy, arrangement proceedings or otherwise, the person or persons authorized to pay such claim shall be fully authorized and entitled to pay to the Guarantee Beneficiaries or their nominee the full amount payable on the claim in the proceeding before making any payment to the Guarantor, and to the extent necessary to give effect hereto, the Guarantor hereby assigns to the Guarantee Beneficiaries all of its rights to any payments or distributions to which the Guarantor otherwise would be entitled in such proceeding.

3.14                        Appropriation

During the existence of an Event of Default (or prior to an Event of Default if no appropriation is made by the Guarantor at the time of payment), the Guarantee Beneficiaries shall be at liberty (without in any way prejudicing or affecting their rights hereunder) to appropriate any payment made or monies received to any portion of the Guaranteed Obligations whether then due or to become due, and from time to time to revoke or alter any such appropriation, all as the Guarantee Beneficiaries see fit.

3.15                        Preservation of Rights

Until all amounts which may be or become payable by any and all guarantors under or in connection with the Credit Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document (as applicable) have been irrevocably paid and discharged in full (whether by the Borrower, the other Material Subsidiaries, the Guarantor or otherwise), after a claim has been made pursuant to this Guarantee which has not been paid in full, the Guarantee Beneficiaries may:

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(a)                                 refrain from applying or enforcing any other security, monies or rights held or received by the Guarantee Beneficiaries, as the case may be, in respect of (or capable of being applied in respect of) such amounts or apply and enforce the same in such manner and order as the Guarantee Beneficiaries see fit (whether against such amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(b)                                 hold in a suspense account (with the obligation to pay interest on the monies held therein at a reasonable rate available to it for deposits made by it in the same currency on like terms and in like amounts) any monies received from the Guarantor or on account of the Guarantor’s liability under this Guarantee.

ARTICLE 4
OBLIGATIONS NOT RELEASED

4.1                               Obligations Absolute

The obligations of the Guarantor hereunder shall be absolute and unconditional, and shall not be released, diminished, discharged or in any way lessened, abated, impaired or reduced by:

(a)                                 the Guarantee Beneficiaries agreeing to any renewal, extension, increased commitment, change, variation, alteration, restatement, waiver, modification, release or discharge in or in respect of the Guaranteed Obligations or the Credit Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document (as applicable), or anything done, suffered or permitted by the Guarantee Beneficiaries in relation to the Guaranteed Obligations or the Credit Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document (as applicable), including any amendment or change in the manner, time, place or calculation of payment of the Guaranteed Obligations (including increases or decreases in principal, interest rates, fees or other obligations);

(b)                                 time or any indulgence being given to, the Borrower, any other Material Subsidiary or any other person by the Guarantee Beneficiaries;

(c)                                  the merging of the Credit Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document (as applicable) or the Guaranteed Obligations or other obligations of the Borrower or any other Material Subsidiary in, or any alteration thereof by virtue of, any subsequent agreement or amending agreement;

(d)                                 the Guarantee Beneficiaries agreeing to any compromise, settlement, proposal, arrangement or plan of reorganization affecting the Borrower, any other Material Subsidiary or any other guarantor;

(e)                                  the Guarantee Beneficiaries agreeing to the release of any other guarantor or any other person liable directly or as surety or otherwise for the Guaranteed Obligations or any part thereof, or the addition of any guarantor, endorser or surety;

(f)                                   the Guarantee Beneficiaries failing or omitting to, or refraining from, taking any action to enforce the Credit Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document (as applicable) or any rights or remedies thereunder, or proving the claim or part of the claim of the Guarantee Beneficiaries in any liquidation, bankruptcy, winding up, compromise, arrangement or other proceeding relating to the Borrower, any other Material Subsidiary or any other person;

(g)                                  the lack of validity, enforceability, provability or collectibility (in whole or in part) for any reason of, or any informality, defect or irregularity in or omission from, the Guaranteed

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Obligations or the Credit Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document (as applicable) or any impossibility, impracticability, frustration, illegality, fraud, forgery, force majeure, act of government or change in applicable laws, or the loans or advances constituting the Guaranteed Obligations having been made in excess of the power of the Guarantee Beneficiaries or any of them or in contravention of any of their governing statutes or constating documents;

(h)                                 any common law or statute bar on enforcement of the whole or any part of the Guaranteed Obligations or the Credit Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document (as applicable);

(i)                                     any marshalling of assets and liabilities;

(j)                                    any notice by the Guarantor purporting in any way to limit its liability hereunder in respect of any Guaranteed Obligations, whether arising prior or subsequent to such notice;

(k)                                 any failure or lack of diligence on the part of the Guarantee Beneficiaries to examine, inspect, investigate, monitor or take any other steps in connection with the obligations of the Borrower or any other Material Subsidiary under the Credit Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document (as applicable), including in respect of environmental matters;

(l)                                     any limitation on the amount guaranteed by any other guarantor of the Guaranteed Obligations; or

(m)                             any other event, circumstance, occurrence or contingency which might otherwise constitute a legal or equitable defence available to, or discharge of, the Guarantor, the Borrower, any other Material Subsidiary or any other guarantor of or in respect of the Guaranteed Obligations;

in each case regardless of how substantial, fundamental or material such event or circumstance mentioned above may be, or however prejudicial it may be to the Guarantor, and without any requirement for notice to the Guarantor of any of such event or circumstance.

4.2                               Security from the Borrower

(a)                                 Without limiting the generality of Section 4.1, the Guarantee Beneficiaries shall be at liberty (without in any way prejudicing or affecting their rights hereunder) from time to time to hold and receive such security for the Guaranteed Obligations or any part thereof as they may deem proper, and may give up, vary, exchange, release, surrender, discharge, waive, postpone, subordinate, abandon or otherwise deal with or fail to deal with such security or any part thereof or property covered thereby or allow the Borrower, any other Material Subsidiary or others to deal with the property covered thereby, all as the Guarantee Beneficiaries may consider expedient or appropriate.

(b)                                 The Guarantee Beneficiaries may, without exonerating in whole or in part the Guarantor, abstain from perfecting or registering, or from continuing any such perfection or registration of, or from taking advantage of, any security or the provisions of any applicable laws relating thereto.

(c)                                  The Guarantee Beneficiaries may realize or refrain from realizing upon any security when, and in such manner, as the Guarantee Beneficiaries deem expedient, and the Guarantor waives any right it may have to receive notice of any actions or proceedings taken in respect thereof.

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(d)                                 None of (i) any loss of or in respect of any security or the property covered thereby, whether occasioned by the fault, omission, carelessness, negligence or recklessness of the Guarantee Beneficiaries or otherwise (including improvident or improper handling, collection or realization thereof or thereunder), (ii) the failure by the Guarantee Beneficiaries, in whole or in part, to put or keep themselves in a position to deliver the security or any of it to the Guarantor on payment of the Guaranteed Obligations, or (iii) any release, modification or waiver of, or failure, omission, delay, neglect, refusal or lack of diligence to enforce, any right, benefit, privilege or interest under any contract or agreement under which the rights of the Borrower or any other Material Subsidiary have been collaterally or absolutely assigned or in which a security interest has been granted, shall in any way limit, lessen or release or otherwise abate the liability of the Guarantor hereunder.

4.3                               Dealing with the Borrower and other Material Subsidiaries

It is the intent of the Guarantor and the Guarantee Beneficiaries that the Guarantee Beneficiaries may discontinue, reduce, increase or otherwise vary the credit of the Borrower and other Material Subsidiaries and otherwise deal, in the broadest sense of that word, with the Borrower, other Material Subsidiaries and others, including any other guarantor, as the Guarantee Beneficiaries may see fit, all without prejudice to or in any way limiting or lessening the Guarantor’s liability hereunder and without necessity for obtaining the consent of or giving notice to the Guarantor.

4.4                               Notices not Required

No Guarantee Beneficiary nor any other person shall have any duty or obligation to notify, or timely notify, the Guarantor of (i) any default, event of default or similar event (however denominated) under the Credit Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document (as applicable), any renewal, extension, supplement, modification, rearrangement, amendment, restatement, replacement, cancellation, rescission, revocation or reinstatement (whether or not material) under or in respect of the Credit Agreement, any other Loan Document, any Secured Swap Agreement or any Cash Management Document, (ii) any release or exchange of any security, (iii) any action taken or not taken by any Guarantee Beneficiary or any other Person against the Borrower, any other Material Subsidiary or any other Person, (iv) any new agreement between any Guarantee Beneficiary, the Borrower, any other Material Subsidiary or any other person, or (v) any other event or circumstance whatsoever.

ARTICLE 5
REPRESENTATIONS

5.1                               Representations

The Guarantor represents and warrants that it has determined that its liability and obligation under this Guarantee may reasonably be expected to substantially benefit the Guarantor directly, and the Guarantor’s board of directors or equivalent governing body has made that determination.  The Borrower, the other Material Subsidiaries and the Guarantor are all dependent on each other in the conduct of their respective businesses and are and do business together as an integrated business enterprise.  The maintenance and improvement of the Borrower’s financial condition (directly or through a Material Subsidiary) is vital to sustaining the business of the Guarantor and the transactions supported and secured by this Guarantee and the Security therefor produce distinct and identifiable financial and economic direct benefits to the Guarantor.  The Guarantor has had full and complete access to the underlying papers relating to the Guaranteed Obligations and all other papers executed by any other Person in connection with the Guaranteed Obligations.  The Guarantor is fully informed of all circumstances which bear upon the risks of executing this Guarantee which a diligent inquiry would reveal.  The Guarantor has adequate means to obtain from the Borrower and each other Material Subsidiary, on a continuing basis, information concerning the financial condition of the Borrower and each other Material Subsidiary, and is not depending on any Guarantee Beneficiary to provide such

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information, now or in the future.  The Guarantor agrees that no Guarantee Beneficiary shall have any obligation to advise or notify the Guarantor or to provide the Guarantor with any data or information.  The Guarantor acknowledges receipt of a copy of all Security and understands the obligations of the Borrower and each other Material Subsidiary thereunder.

ARTICLE 6
WITHHOLDING TAXES

6.1                               Payment Net of Withholding Taxes

The Guarantor shall make all payments required hereunder, whether by way of principal, interest or otherwise, without withholding any Taxes.  Subject to the last sentence of Section 6.3(e) of the Credit Agreement, if the Guarantor is required by Law to deduct any withholding Taxes from or in respect of any amounts payable under this Guarantee (i) the amounts payable by the Guarantor hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6.1) the Guarantee Beneficiaries will receive an amount equal to the sum they would have received had no such deductions been made, (ii) the Guarantor will make such deductions and (iii) the Guarantor will pay the full amount deducted to the relevant taxing authority or other Governmental Authority in accordance with applicable Law.

ARTICLE 7
EXPENSES AND INDEMNITY

7.1                               Expenses

The Guarantor shall pay to the Guarantee Beneficiaries all reasonable out-of-pocket costs and expenses incurred by the Guarantee Beneficiaries from time to time in the documentation, preparation, negotiation, printing, execution, registration, delivery, enforcement, realization and collection of or in respect of this Guarantee, including the reasonable fees of legal counsel for the Guarantee Beneficiaries on a solicitor and his own client basis.  All such amounts shall be payable by the Guarantor on demand, shall bear interest at [rate redacted]% over the Prime Rate, calculated from the date incurred by the Guarantee Beneficiaries to the date paid by the Guarantor.

7.2                               Indemnity

The Guarantor shall indemnify the Guarantee Beneficiaries and hold them harmless against all losses, costs, expenses, liabilities, actions, suits, claims or damages of any and every kind incurred by the Guarantee Beneficiaries as a result of:

(a)                                 a default by the Guarantor in the payment of any Guaranteed Obligations, and

(b)                                 the failure by the Guarantor to comply with any of its covenants or other obligations hereunder.

Without limiting the generality of the foregoing, this indemnity shall extend to:

(i)                                     reasonable legal fees on a solicitor and his own client basis, including the costs of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter, and

(ii)                                  any amounts payable arising out of a settlement of any action entered into between the Guarantee Beneficiaries or any of them and any other person with or without the consent of the Guarantor.

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A certificate of the Guarantee Beneficiaries as to the amount of any such loss or expense shall be prima facie proof of the amount thereof, in the absence of manifest error.  The amount required to be paid by the Guarantor hereunder shall be payable by the Guarantor on demand, shall bear interest at Prime Rate calculated from the date any indemnified outlay is made by the Guarantee Beneficiaries hereunder to the date paid by the Guarantor.  The provisions of and undertakings and indemnification set out in this Section shall survive the payment and satisfaction of the Guaranteed Obligations.

ARTICLE 8
SECURITY

8.1                               Security

The obligations of the Guarantor hereunder shall be secured in the manner provided in Article 7 of the Credit Agreement and, in respect of the Guarantor and the Security granted or to be granted by the Guarantor as provided therein and herein, the provisions of such Article 7 are (if Security is required thereby) incorporated herein, with necessary changes, to the same extent as if repeated herein.

ARTICLE 9
GENERAL

9.1                               Notice

Any notice, communication or demand to be made or given hereunder shall be in writing and may be made or given by personal delivery or by facsimile or email or other electronic means of communication addressed as follows:

To the Guarantor:

c/o Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, A B
T2P 3TG

Attention: Chief Financial Officer
Fax No.:  [redacted]

To the Guarantee Beneficiaries:

National Bank of Canada

Corporate Customer Service -

Syndication and Agency Group

500, Place d’Armes, 26th Floor

Montreal, Québec

H2Y 2W3

Attention:  Syndication

Fax No.:  [redacted]

Email:  [redacted]

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with a copy to:

National Bank of Canada
1800, 311 6th Avenue SW
Calgary, AB
T2P 3H2

Attention:  Director, Energy Group
Fax No.:  [redacted]

or to such other address, facsimile number or email address as any party may from time to time notify the other in accordance with this Section.  Any notice, communication or demand made or given by personal delivery during usual business hours at the place of receipt on a Banking Day shall be deemed to have been given on the day of actual delivery thereof.  Any notice, communication or demand made or given by personal delivery after usual business hours on a Banking Day or by facsimile, email or other electronic means of communication shall be deemed to have been given, on the first Banking Day following the transmittal thereof.

9.2                               Governing Law and Jurisdiction

(a)                                 THIS GUARANTEE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN.

(b)                                 The Guarantor agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid documents and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any Guarantee Beneficiary to take proceedings in any other jurisdictions, whether concurrently or not.

(c)                                  The Guarantor agrees that final judgment in any such suit, action or proceeding brought in such courts shall be conclusive and binding upon it and may be enforced against it in the courts of Canada (or any other courts to the jurisdiction of which it or its property is subject) by a suit upon such judgment, provided that it does not waive any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment.

9.3                               Payment on Stay

If:

(a)                                 the Borrower, any other Material Subsidiary or the Guarantor is prevented from making payment of any of the Guaranteed Obligations when it would otherwise be required to do so; or

(b)                                 the Guarantee Beneficiaries are prevented from demanding payment of the Guaranteed Obligations;

in each case because of a stay or other judicial proceeding or any other legal impediment, all Guaranteed Obligations or other amounts otherwise subject to demand, acceleration or payment shall nevertheless be payable by the Guarantor as provided for hereunder.

9.4                               Judgment Currency

If, for the purposes of obtaining or enforcing judgment against the Guarantor in any court, or for any other related purpose hereunder, it is necessary to convert an amount due under this Guarantee in

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the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applicable shall be the daily noon day rate quoted by the Bank of Canada on the relevant date to purchase the Original Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase.  The Guarantor agrees that its obligation in respect of any Original Currency due from it shall, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Banking Day following the receipt of any sum so paid or adjudged to be due hereunder in the Second Currency the payee may purchase in the market the Original Currency with the amount of the Second Currency so paid or so adjudicated to be due; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the Guarantor agrees that the deficiency shall be a separate obligation of it, independent from its obligations under this Guarantee, and shall constitute in favour of the Guarantee Beneficiaries a cause of action which shall continue in full force and effect notwithstanding any such judgment or order to the contrary, and the Guarantor agrees, notwithstanding any such payment or judgment, to indemnify the Guarantee Beneficiaries against any such loss or deficiency.

9.5                               Prohibited Rate

In no event shall any interest or fee to be paid hereunder exceed the maximum rate permitted by applicable Law.  In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under applicable Law.  It is further agreed that any excess actually received by a Guarantee Beneficiary shall be credited against the Guaranteed Obligations.

9.6                               Assignment

(a)                                 The Guarantee Beneficiaries may assign, or grant participation in, this Guarantee (in whole or in part) to any person to whom they are entitled to assign any Guaranteed Obligations under the Credit Agreement, any other Loan Document, any other Secured Swap Agreement or any Cash Management Document (as applicable).

(b)                                 Except as permitted by the Credit Agreement, the Guarantor shall not assign its rights or obligations hereunder without the prior written consent of the Guarantee Beneficiaries.

(c)                                  Subject to paragraphs (a) and (b), this Guarantee shall enure to the benefit of and be binding upon the Guarantor, the Guarantee Beneficiaries, and their respective successors and assigns.

9.7                               Severability

Any provision of this Guarantee which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.8                               Whole Agreement

This Guarantee constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments and representations, written or oral, in respect thereof.

9.9                               Amendments, Waivers and Consents

This Guarantee may only be amended by an agreement in writing between the Guarantor and the Agent, and provisions hereof may be waived or matters consented to by the Agent only if the Agent so

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agrees in writing.  Any waiver or consent by the Agent under any provision of this Guarantee may be given subject to any conditions thought fit by the Agent.  Any waiver or consent shall be effective only in the specific instance and for the purpose for which it is given.

9.10                        Further Assurances

(a)                                 Each party shall promptly cure any defect by it in the execution and delivery of this Guarantee.

(b)                                 The Guarantor, at its expense, shall promptly execute and deliver to the Guarantee Beneficiaries, upon request by the Guarantee Beneficiaries in writing, all such other and further documents, agreements, legal opinions, certificates and instruments in order to give effect to the covenants and agreements of the Guarantor in this Guarantee, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate.

9.11                        Time of the Essence

Time shall be of the essence of this Guarantee.

9.12                        Counterparts

This Guarantee may be executed in any number of counterparts, and by facsimile, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.  It shall not be necessary in making proof of this Guarantee to produce or account for more than one full set counterparts.

9.13                        Separate Action

In case of default hereunder, the Guarantee Beneficiaries may maintain an action or separate successive actions upon this Guarantee against the Guarantor whether or not the Borrower or any other Material Subsidiary is joined therein or a separate action is brought against the Borrower, any other Material Subsidiary or any other guarantor or any judgment obtained against any of them.  The Guarantee Beneficiaries’ rights shall not be exhausted by the exercise of any of the Guarantee Beneficiaries’ rights hereunder or otherwise against the Guarantor or by any number of successive actions until and unless all Guaranteed Obligations have been fully paid and performed, and each of the Guarantor’s obligations hereunder has been fully performed.

9.14                        Waiver and Acknowledgement

(a)                                 The Guarantor hereby expressly waives:

(i)                                     notice of acceptance of this Guarantee;

(ii)                                  notice of the existence or creation of all or any of the Guaranteed Obligations;

(iii)                               any right to require marshalling of any assets and liabilities;

(iv)                              presentment, notice of dishonour, protest, and all other notices whatsoever; and

(v)                                 all diligence in collection or protection of or realization upon the Guaranteed Obligations or any thereof, any obligation hereunder.

(b)                                 The Guarantor acknowledges the terms of the Credit Agreement and consents to and approves the same.

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(c)                                  The Guarantor hereby acknowledges receipt of a true copy of this Guarantee.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

•

By:

Name:•

Title:•

c/s

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SCHEDULE I-2

FORM OF DEMAND DEBENTURE AND NEGATIVE PLEDGE

DEMAND DEBENTURE AND NEGATIVE PLEDGE

THIS DEBENTURE is issued as of •, 20    by •, a [corporation/ partnership/trust] subsisting  under the laws of Alberta (the “Debtor”).

ARTICLE 1
PROMISE TO PAY:  PRINCIPAL AND INTEREST

1.1                               Principal

The Debtor, for value received, hereby acknowledges itself indebted and promises to pay to or to the order of National Bank of Canada (who and whose successors and assigns as holders of this Debenture are herein called the “Holder”), for itself and as agent for and on behalf of the Lenders, the Swap Lenders and the Cash Manager from time to time (the Holder, the Lenders, the Swap Lenders and the Cash Manager are collectively referred to herein as the “Beneficiaries”), on demand (or on such earlier date as the Obligations hereby secured may become payable in accordance with Section 9.3) the principal amount of One Billion Canadian Dollars (Cdn. $1,000,000,000) at the office of the Holder, 1800, 311-6th Avenue S.W., Calgary, Alberta, or at such other place as the Holder may designate from time to time by notice in writing to the Debtor.

1.2                               Interest

The Debtor shall pay to the Holder at the same place interest on the Principal Amount at the rate of [rate redacted] per annum. Such interest shall accrue on a daily basis and shall be calculated and payable monthly in arrears on the first Banking Day of each month in respect of the immediately preceding calendar month, based on the actual number of days elapsed.  If payment of the Principal Amount is demanded or otherwise becomes payable in accordance with Section 9.3, all accrued and unpaid interest shall also be payable on the date for payment of the Principal Amount.

ARTICLE 2
DEFINITIONS AND INTERPRETATION

2.1                               Definitions

In this Debenture, unless there is something in the subject matter or context inconsistent therewith:

“Credit Agreement” shall mean the Amended and Restated Credit Agreement dated as of July 15, 2016, among Bellatrix Exploration Ltd. as borrower, National Bank of Canada as agent and the persons party thereto as lenders, as amended, modified, supplemented or restated from time to time.

“Event of Default” shall mean any event or circumstance enumerated in Section 9.2 of this Agreement.

“lease” shall include sublease and any other agreements in the nature of a lease.

“lien hereof” shall mean the Liens created or expressed to be created or required to be created by the Debtor pursuant to this Debenture.

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“Mortgaged Property” means the property, assets and undertakings of the Debtor which are subject to the lien hereof; such term shall be deemed to refer to such property, assets and undertakings or any part thereof.

“Obligations” means all of the indebtedness, liabilities and obligations, present and future, matured or not, of the Debtor under this Debenture, including payment of the Principal Amount, interest thereon and interest on overdue interest, payment of all other amounts required to be paid hereunder, and observance and performance of all other covenants, indemnities, terms, conditions, agreements and other requirements herein contained, both monetary and non-monetary.

“PPSA” shall mean the Personal Property Security Act (Alberta).

“Principal Amount” shall mean the principal amount payable pursuant to Section 1.1 (or, subject to Section 3.2, so much thereof as remains from time to time unpaid).

“Receiver” shall mean any receiver or receivers of the Mortgaged Property appointed by the Holder pursuant to this Debenture or by a court at the request of the Holder; such term shall be deemed to include reference to a receiver or receiver-manager.

Other capitalized terms used but not defined herein shall have the meanings set forth in the Credit Agreement.  Derivations of any of the foregoing defined terms shall have a corresponding meaning.

2.2                               Headings and References

(a)                                 The division of this Debenture into Articles and Sections and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Debenture.

(b)                                 The terms “this Debenture”, “hereof”, “hereunder” and similar expressions refer to this Debenture and not to any particular Article, Section or other portion hereof and include any amendments or supplements hereto.  Unless otherwise stated, references herein to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Debenture.

2.3                               Number and Gender

Words importing the singular number shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

2.4                               Per Annum Calculations; Currency; Time; “Including”

(a)                                 Unless otherwise stated, interest specified as a rate “per annum” shall be computed on the basis of a calendar year of 365 days or 366 days, as the case may be.

(b)                                 The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

(c)                                  Unless otherwise stated, references herein to dollar amounts or $ shall be deemed to be references to Canadian dollars.

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(d)                                 Unless otherwise stated, references herein to time shall mean local time in Calgary, Alberta.

(e)                                  The word “including” shall not be construed to limit or restrict the generality of the matter that precedes it.

2.5                               Statute References

References herein to a statute include, unless otherwise stated, regulations passed or in force pursuant thereto and any amendments to such statute or to such regulations from time to time, and any legislation or regulations substantially replacing the same or substantially replacing any specific provision to which such reference is made.

ARTICLE 3
DEPOSIT OF DEBENTURE

3.1                               Deposit of Debenture as Collateral Security

This Debenture may be issued, pledged, hypothecated or deposited by the Debtor as collateral security for any indebtedness, liabilities or obligations (direct or indirect, present or future, absolute or contingent, matured or not, extended or renewed), and may only be cancelled by the Debtor when:

(a)                                 physically redelivered by the Holder to the Debtor; or

(b)                                 the Holder has confirmed the cancellation in writing,

in each case only upon satisfaction of all such liabilities, indebtedness or obligations. While this Debenture is so issued, pledged, hypothecated or deposited it shall not be redeemed by reason of the account of the Debtor having ceased to be in debit, or by reason of the liabilities, indebtedness or obligations in respect of which this Debenture is issued, pledged, hypothecated or deposited being repaid or satisfied from time to time.

3.2                               Debenture is Outstanding for Full Face Amount

Notwithstanding anything in Section 3.1, 3.3 or elsewhere contained, but subject to any Deposit Instrument issued in connection herewith, this Debenture shall constitute a secured promise of the Debtor to pay the full face principal amount referred to in Section 1.1 irrespective of whether any liabilities, indebtedness or obligations in respect of which this Debenture may have been issued, pledged, hypothecated or deposited as collateral security are less than such amount.  The Debtor agrees and confirms that no payment by the Debtor to the Holder or any Person for whom the Holder acts as agent hereunder on account of any such liabilities, indebtedness or obligations shall reduce the principal amount owing under this Debenture unless such payment is specifically and expressly in writing appropriated by the Debtor to this Debenture and recorded as such in writing by the Holder on this Debenture.

3.3                               Debenture Secures Revolving Line

This Debenture secures, among other things, revolving lines of credit up to the amount of the Principal Amount, and both present and future advances, and accordingly the Holder shall be entitled to all priorities and advantages conferred pursuant to Section 104 of the Land Titles Act (Alberta) and the PPSA.

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ARTICLE 4
SECURITY

4.1                               Security for Obligations

As continuing security for the due payment, observance and performance of all Obligations of the Debtor, but subject to the exception as to leaseholds hereinafter contained, the Debtor hereby:

(a)                                 real property (fixed charge):  grants, assigns, conveys, transfers, mortgages and charges as and by way of a first fixed and specific mortgage, charge and security interest to and in favour of the Holder, all of the Debtor’s right, title, estate and interest (whether freehold, leasehold, profit à prendre or otherwise, and whether legal or equitable, corporeal or incorporeal) in and to all P&NG Rights of the Debtor that are real property and are described or referred to in Schedule “A”, together with all associated buildings, structures, improvements, expansions, erections, works and fixtures, and other property and interests related to any of the foregoing, as more particularly described or referred to in Schedule “A”;

(b)                                 real property (floating charge):  grants, assigns, conveys, transfers, mortgages and charges as and by way of a first floating charge and security interest to and in favour of the Holder, all of the Debtor’s present and after-acquired right, title, estate and interest (whether freehold, leasehold, profit à prendre or otherwise, and whether legal or equitable, corporeal or incorporeal) in and to all real property, buildings, structures, improvements, expansions, erections, works and fixtures, wherever located, including all  present and after-acquired P&NG Rights of the Debtor that are real property;

(c)                                  personal property (security interest):  grants, assigns, conveys, transfers, mortgages and charges as and by way of a first fixed and specific mortgage, charge and security interest to and in favour of the Holder, and the Holder hereby takes a continuing security interest in, all of the Debtor’s present and after-acquired personal property including all present and after-acquired intellectual property and rights thereto and therein, all present and after-acquired electronic information and electronic information storage and computer systems, all present and after-acquired franchises, privileges, permits, grants, licences, authorizations, contracts and agreements, and all present and after-acquired goods, chattel paper, securities, documents of title, instruments, money and intangibles (as such terms are defined in the PPSA), wherever located, including all present and after-acquired P&NG Rights of the Debtor that are personal property;

(d)                                 increases and additions:  for certainty, grants, assigns, conveys, transfers, mortgages and charges as and by way of a first fixed and specific mortgage, charge and security interest (in the case of property of the nature described in clauses (a) and (c) above) and a first floating charge and security interest (in the case of property of the nature described in clause (b) above), and to and in favour of the Holder, and the Holder hereby takes a continuing security interest in, all increases, additions, accretions, attachments, parts, profits and accessions to any of the foregoing property, together with all substitutions for and replacements and renewals of any of the foregoing property; and

(e)                                  proceeds:  grants, assigns, conveys, transfers, mortgages and charges and by way of a first fixed and specific mortgage, charge and security interest (in the case of property of the nature described in clauses (a) and (c) above) and a first floating charge and security interest (in the case of property of the nature described in clause (b) above), and to and in favour of the Holder, and the Holder hereby takes a continuing security interest in, all proceeds derived directly or indirectly from any dealing with any of the foregoing property (or any dealing with such proceeds), whether or not of the same type, class or kind as the original property, including any right to an insurance payment or any other payment as indemnity or compensation for loss or damage, and payments made in the total or partial

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discharge of an intangible, chattel paper, an instrument, a security, or a mortgage or charge in respect of an interest in land;

it being the intent hereof that the entire property, assets and undertaking of the Debtor, real and personal, present and future, tangible and intangible, of every nature and kind, and wheresoever located, shall be subject to the lien hereof, subject only to Section 7.1.

If the Lenders become entitled to fixed charges pursuant to Section 7.6 of the Credit Agreement, the Holder is hereby granted the right to attach as Schedule “A” to this Debenture from time to time a land schedule setting forth those of the Debtor’s properties and assets as the Holder may determine in its sole and absolute discretion, and the Debtor hereby authorizes the Holder to do so as its duly appointed attorney.  The Debtor shall ratify and confirm any and all such actions so taken by the Holder from time to time.

4.2                               Habendum

The Holder shall have and hold the Mortgaged Property and the rights hereby conferred on the Holder for the use and purpose and with the powers and authorities herein expressed, for the benefit of the Beneficiaries.

4.3                               Holder Not Liable on Debtor’s Agreements

Nothing contained in this Debenture shall be construed as rendering the Holder liable, directly or indirectly, for any obligations of the Debtor under any agreement, instrument, permit, lease, license or other document subject to the lien hereof, or any judgment, decree or order of any Governmental Authority.

4.4                               Charge Valid Irrespective of Advance of Moneys

The liens hereof shall be and be deemed to be effective whether or not the moneys hereby secured or any part thereof shall be advanced before, upon or after the date of execution and issuance of this Debenture.

4.5                               Amalgamation

The Debtor acknowledges and agrees that in the event that it amalgamates or merges with any other corporation or corporations, it is the intention of the Debtor and the Holder that the term “Debtor” when used herein shall apply to each of the amalgamating corporations and to the resulting amalgamated corporation, such that the lien hereof will attach to all of the Mortgaged Property owned by each corporation amalgamating with the Debtor and by the amalgamated corporation at the time of the amalgamation, and shall attach to any Mortgaged Property thereafter owned or acquired by the amalgamated corporation when owned or acquired.

4.6                               Acknowledgement

The Debtor, by executing this Debenture, hereby acknowledges and agrees that:

(a)                                 value has been given by the Holder,

(b)                                 the Debtor has rights in the Mortgaged Property;

(c)                                  there is no agreement to postpone the attachment of the lien hereof; and

(d)                                 notwithstanding that the mortgage, charge and security interest created pursuant to clause 4.1(b) is stated to be a floating charge, the time for attachment of the mortgage,

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charge and security interest created pursuant to this Debenture has not been postponed and is intended to attach when this Debenture is signed by the Debtor, and attaches at that time to property in which the Debtor then has any right, title or interest and attaches to property in which the Debtor subsequently acquires any right, title or interest at the time when the Debtor first acquires such right, title or interest.

ARTICLE 5
PROVISIONS APPLICABLE TO ASSIGNED ACCOUNTS

5.1                               Assigned Accounts

The following provisions shall apply to all debts, accounts, claims, moneys, receivables and other similar items of personal property assigned and transferred to the Holder hereunder (in this Section called the “assigned accounts”):

(a)                                 collection: during the existence of an Event of Default the Holder may collect, realize, sell or otherwise deal with the assigned accounts or any part thereof in such manner, upon such terms and conditions and at such time or times as may seem to it advisable and without notice to the Debtor (except as otherwise required by applicable Law);

(b)                                 not bound to collect:  the Holder shall not be liable or accountable for any failure to collect, realize, sell or otherwise deal with or obtain payment of the assigned accounts or any part thereof and shall not be bound to institute proceedings for the purpose of collecting, realizing, selling or otherwise dealing with or obtaining payment of the same or for the purpose of preserving any rights of the Holder, the Debtor or any other Person in respect of the same;

(c)                                  application:  all moneys collected or received by the Holder in respect of the assigned accounts may be applied on account of such parts of the Obligations as the Holder in its discretion determines or, in the discretion of the Holder, may be held in a separate collateral account for such time as the Holder sees fit, or released to the Debtor;

(d)                                 trustee:  during the existence of an Event of Default, all moneys collected or received by the Debtor in respect of the assigned accounts shall be held in trust by the Debtor for the benefit of the Holder, and paid over to the Holder forthwith on demand;

(e)                                  information:  the Debtor shall from time to time forthwith on request of the Holder furnish to the Holder any information relating to the assigned accounts, and the Holder shall be entitled from time to time to inspect any documents pertaining thereto and take temporary custody thereof;

(f)                                   notifications:  the Holder may at any time during the existence of an Event of Default notify any account debtor to make payment of the assigned accounts to or to the order of the Holder; and

(g)                                  control of proceeds:  the Holder may during the existence an Event of Default take control of any proceeds of the assigned accounts.

ARTICLE 6
POSSESSION AND USE UNTIL DEFAULT

6.1                               Possession

Unless an Event of Default exists, the Debtor may, subject to the express terms hereof and the terms of the Credit Agreement:

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(a)                                 possess, operate, manage and use the Mortgaged Property and control the conduct of its business, and take and use the incomes and profits thereof, and

(b)                                 exercise and enforce all of its rights and remedies under any agreement subject to the lien hereof;

but nothing in this Debenture shall be construed as subordinating the lien hereof to any other present or future creditor of the Debtor, or any other Person who may have an interest in connection with the Mortgaged Property, whether secured or unsecured.

ARTICLE 7
LEASES; RESTRICTIONS ON ASSIGNMENT

7.1                               Last Day of Term Excluded

The last day of the term of any lease, oral or written, or any agreement therefor, now held or hereafter acquired by the Debtor shall be excepted from the lien hereof and shall not form part of the Mortgaged Property, but the Debtor shall stand possessed of such one day upon trust for the Holder, and shall assign and dispose of the same as the Holder or any assignee from the Holder of such lease or agreement shall direct.  The Holder may at any time after the occurrence and during the continuance of an Event of Default remove the Debtor as trustee and appoint another in its place.

7.2                               Prohibitions on Assignment

If any lease, agreement, license or permit contains a clause which provides in legal effect that it cannot be encumbered in the manner herein provided without the consent or approval of the other party thereto or the issuer thereof, then the effectiveness of the lien hereof (vis-à-vis such party or issuer only and in respect to such lease, agreement, license or permit only) shall be conditional upon such consent or approval having been obtained.  The Debtor shall use its best efforts to obtain such consent or approval forthwith, and the lien hereof, while effective as against the Debtor and all other Persons immediately, shall be effective against such other party as soon as the required consent or approval is given, or is deemed or required to be given, whichever shall first occur.

7.3                               Realization on Agreements

Nothing in Section 7.2 or elsewhere in this Debenture shall be construed as limiting the rights of the Holder or any Receiver to rely upon provisions in any agreement or instrument subject to the lien hereof where such provisions are more favourable to the Holder or a Receiver than those contained herein (notwithstanding any inconsistency herewith), nor as requiring the Holder or any Receiver to comply with any restrictions of the nature referred to in Section 7.2 in connection with any realization on the Mortgaged Property where such compliance is not otherwise required by the law relating to realization of security.

ARTICLE 8
COVENANTS OF THE DEBTOR

8.1                               General Covenants

The Debtor covenants and agrees with the Holder that it shall:

(a)                                 registration:  forthwith register, file and record this Debenture or notices, caveats, financing statements or other registrations thereof, at all proper offices where such registration, filing or recording may be necessary or advantageous to perfect or protect the lien hereof, and shall maintain all such registrations in full force and effect to perfect

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and protect the lien hereof, and shall maintain at its records office or registered office a register of mortgages in which shall be entered this Debenture and particulars hereof;

(b)                                 relocation of business:  not move its business, or any material assets comprised in the Mortgaged Property, from the jurisdictions in which the same are now located to any other jurisdiction unless and until (i) it has first given notice to the Holder of its intention to do so together with full particulars of such move, and (ii) thereafter the Holder has notified it that the registrations necessary or advisable to protect and perfect the lien hereof in the jurisdiction where such business or assets will be located have been effected;

(c)                                  name change:  not change its name unless it has first given notice to the Holder of its intention to do so, and within 5 Banking Days after such name change it shall provide certified copies of the certificate and supporting documents effecting such name change sufficient to allow the Holder to effect such amendments to registrations made in connection with the lien hereof as the Holder deems necessary or advisable;

(d)                                 negative pledge:  not create, assume, suffer to exist or otherwise have outstanding any Lien except as expressly permitted by the Credit Agreement; and

(e)                                  dispositions of assets:  not sell, lease, assign, exchange, transfer or otherwise dispose of, including by way of a sale-leaseback, any property except as expressly permitted by the Credit Agreement.

8.2                               After-Acquired Property

(a)                                 The Debtor shall, forthwith upon request by the Holder made subject to and in accordance with Section 7.6 of the Credit Agreement, mortgage and charge as and by way of a first fixed and specific mortgage, charge and security interest to and in favour of the Holder its entire right, title, estate and interest in any or all property which it now owns or shall hereafter acquire but which is subject only to the floating charge and security interest created by Section 4.1(b), and execute all such deeds and documents as may be reasonably required by the Holder in connection therewith.

(b)                                 The Debtor hereby irrevocably constitutes and appoints any officer of the Holder at its address herein set out, or any Receiver appointed by the court or the Holder as herein set out, the true and lawful attorney of the Debtor with full power of substitution to do, make and execute all such assignments, documents, acts, matters or things with the right to sue in the name of the Debtor whenever and wherever it may be deemed necessary or expedient in connection with this Section.

ARTICLE 9
DEMAND; EVENTS OF DEFAULT

9.1                               Obligations Payable on Demand

The Debtor agrees and acknowledges that the Obligations for the payment of any money hereunder (including the Principal Amount and interest thereon) are payable by the Debtor on demand by the Holder whether or not an Event of Default has occurred or is continuing.

9.2                               Events of Defaults

The happening of any of the following events or circumstances shall be an “Event of Default”:

(a)                                 non-payment on demand:  the Debtor shall fail to pay the Principal Amount or interest thereon when demanded by the Holder; or

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(b)                                 insolvency:  if under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous laws:

(i)                                     the Debtor makes a general assignment for the benefit of creditors, files or presents a petition, makes a proposal or commits any act of bankruptcy,

(ii)                                  any action is taken by or against the Debtor for its winding up, liquidation or for the appointment of a liquidator, trustee in bankruptcy, custodian, curator, sequestrator, receiver or if any other officer with similar powers be appointed over the Debtor or if a judgment or order shall be entered by any court or jurisdiction approving a petition for reorganization, arrangement or composition of or in respect of the Debtor and, in the case of any such action, appointment or entry initiated by a third party against the Debtor, if such action or appointment shall continue undismissed or unstayed for a period of 30 days, or

(iii)                               the Debtor is adjudged or declared bankrupt; or

(c)                                  insolvency in other jurisdictions:  any other event shall occur which, under the laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in clause (b).

9.3                               Automatic Acceleration

Upon the occurrence of an Event of Default in paragraphs 9.2(b) or 9.2(c) of Section 9.2, all of the Obligations for the payment of any money hereunder (including the Principal Amount and interest thereon) shall automatically be and become immediately due and payable without presentment, demand or notice of any kind, all of which are hereby waived by the Debtor.

9.4                               No Waiver

No delay by or omission of the Holder in exercising any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein, and no act or omission of the Holder shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom.

9.5                               Other Rights on Default

Nothing in this Article shall be construed as limiting any other rights or remedies that the Holder may have against the Debtor for breach of any covenant, representation or warranty contained in this Debenture.

ARTICLE 10
REMEDIES

10.1                        Remedies

Upon the occurrence of an Event of Default, the lien hereof shall immediately become enforceable without further notice or demand.  If the lien hereof becomes enforceable and the Holder has determined to enforce the same, the Holder may itself (or through an agent) to the fullest extent permitted by applicable Law, and a Receiver appointed by the Holder pursuant to Section 10.2 hereof may:

(a)                                 possession of Mortgaged Property and power of entry:  take possession of the Mortgaged Property at such place or places where it may be situate to the exclusion of the Debtor and to that end the Debtor agrees that the Holder or Receiver may at any time

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enter upon lands and premises comprising the Mortgaged Property or where the Mortgaged Property may be found for the purpose of taking possession of and/or removing the Mortgaged Property, without being liable to the Debtor by reason of such entry.  In the event that the Holder or Receiver takes possession of the Mortgaged Property, it shall have the right to seize, repossess and maintain the same upon the premises on which the Mortgaged Property may then be situate without removal to other premises, and may dispose of the same from such premises;

(b)                                 power of disposition:  sell, lease or otherwise dispose of the Mortgaged Property either as a whole or in separate parcels, units or parts, by public sale (including public auction) or private or closed tender or by private contract, with only those notices, if any, as are required by applicable Law, and with or without advertising and without any other formality (except as otherwise required by applicable Law), and such sale, lease or disposition shall be on such terms and conditions as to title, credit or deferred payment and otherwise and as to upset or reserve bid or price as may seem advantageous to the Holder or Receiver, and the Holder or Receiver shall not be required to accept the highest or any bid or tender at any public sale.  If such sale, lease or disposition is made in whole or in part on credit or deferred payment, there need only be applied against the Obligations the actual cash received from time to time.  The Holder may itself purchase or lease the Mortgaged Property free from any right of redemption on the part of the Debtor, unless prohibited from doing so by applicable Law.  The Holder or Receiver may rescind or vary any contract for the sale, lease or other disposition of the Mortgaged Property and may resell or re-lease without being answerable for any loss occasioned thereby, and may delay any disposition of the Mortgaged Property in whole or in part;

(c)                                  carrying on business:  carry on or concur in the carrying on, or cease the carrying on, of all or any part of the business or undertaking of the Debtor and receive all proceeds, rents, revenues, profits and any other income thereof, and enter into any contract it deems reasonable, and may to the exclusion of the Debtor enter upon, occupy and use all or any of the premises, buildings, plants and undertakings of or occupied or used by the Debtor and may use any or all of the machinery, equipment, and other assets of the Debtor for such time as the Holder or Receiver sees fit, free of charge from the Debtor, to carry on the business of the Debtor and, if applicable, to produce or process or complete the production or processing of any resources or products, to ship or transport the resources or products, to employ and discharge any Persons upon such terms and remuneration as it deems appropriate, and generally to have the same rights and powers as the Debtor would have in carrying on such business were it not in default hereunder;

(d)                                 pay encumbrances:  pay all or any part of any indebtedness of the Debtor, whether prior to or subordinate to the lien hereof, with any such payment being included in the expenses of realization of the Holder in paragraph (i) below;

(e)                                  foreclosure:  foreclose upon the Mortgaged Property pursuant to applicable Law;

(f)                                   deal with Mortgaged Property:  obtain, hold, maintain, release to third parties, repair,  replace, substitute, protect, preserve, process, prepare, or otherwise deal with the Mortgaged Property in such manner, upon such terms and conditions and at such time or times as may seem advisable to the Holder or Receiver without notice to the Debtor (except as otherwise required by applicable Law);

(g)                                  file proofs of claim:  file such proofs of claim and other documents as may be necessary or advisable in order to prove the claim of the Holder in any bankruptcy, proposal, reorganization,  arrangement, winding-up or other proceeding relating to the Debtor or its property;

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(h)                                 commence actions:  commence and proceed with any actions or judicial proceedings seeking such legal and/or equitable remedies as the Holder or Receiver deems advisable to protect and enforce its rights hereunder and in the Mortgaged Property;

(i)                                     expenses of realization:  charge on its own behalf and pay to others amounts incurred (including reasonable legal fees on a solicitor and his own client basis, and Receivers’ and accounting fees) in or in connection with any dealing with the Mortgaged Property or acts in respect thereof referred to in the preceding paragraphs, and in connection with the protection and enforcement of its rights hereunder (including in connection with advice with regard to any of the foregoing).  The Holder or Receiver may deduct such amounts from the proceeds of realization or may add such amounts to the Obligations, whereupon the same shall be payable by the Debtor to the Holder on demand and shall bear interest at the rate set forth herein in respect of the Principal Amount calculated from the date incurred by the Holder or Receiver to the date paid by the Debtor and such amounts and such interest shall be secured by the lien hereof;

(j)                                    credit:  purchase on credit, borrow money in the Debtor’s name or advance its own money on such terms and at such rates as it may deem reasonable; and

(k)                                 enforcement:  otherwise enforce this Debenture by any method permitted by applicable Law.

To enable the Holder to exercise the powers granted to it hereunder, the Debtor hereby irrevocably appoints the Holder as its attorney and on its behalf to effect any sale, lease or other disposition of the Mortgaged Property (including any real property subject to the lien hereof), and to execute all instruments and deeds, and do all acts, matters and things that may be necessary or advisable in the name of or on behalf of the Debtor or otherwise.  The power of attorney hereby granted shall be effective upon the lien hereof becoming enforceable and the Holder having determined to enforce the same.  Any deed, lease, agreement or other instrument required to be signed under seal and signed by the Holder under its seal pursuant hereto shall have the same effect as if it were signed under the corporate seal of the Debtor.  The Holder shall have full power of substitution, and may provide the Receiver with the power to exercise such rights as attorney hereunder, and may at any time revoke any such substitution.

In exercising any of its powers under this Debenture, the Holder, and any Receiver appointed pursuant to Section 10.2, may act through its officers, employees, agents, solicitors, or substitute attorneys.

10.2                        Private or Court Appointed Receiver

(a)                                 Private appointment:  The Holder may, at any time after the lien hereof has become enforceable and whether or not the Holder shall itself or through its officers, employees, agents or solicitors have taken possession of the Mortgaged Property or taken any other actions or steps with regard thereto, appoint by instrument in writing a Receiver over all or any portion of the Mortgaged Property.  Any such Receiver shall have all of the powers, remedies and rights set forth in Section 10.1, and the powers, remedies and rights of the Holder hereunder, in addition to those possessed by a receiver or receiver-manager, as applicable, at law or in equity, unless any of such powers, remedies and rights are expressly limited in the instrument appointing the Receiver or in amendments thereto.  The Holder may appoint one or more Receivers hereunder and may remove any such Receiver or Receivers and appoint another or others in his or their stead from time to time.  Any Receiver so appointed may be an officer or employee of the Holder.  Any Receiver appointed by the Holder need not be appointed or supervised in any way by a court, and may be appointed with or without bond or security.  The Holder may from time to time fix the remuneration of every such Receiver, and direct the payment thereof out of the Mortgaged Property or the proceeds thereof in priority to payment of the Obligations.

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(b)                                 Receiver’s certificates:  A Receiver appointed pursuant to paragraph (a) may, with the consent in writing of the Holder, borrow money for the maintenance, protection or preservation of the Mortgaged Property or for the carrying on of the business or undertaking of the Debtor, and any Receiver may issue certificates (in this paragraph called “Receiver’s Certificates”), for such amounts as will in the opinion of the Holder be sufficient for obtaining upon the security of the Mortgaged Property the amounts from time to time required, and such Receiver’s Certificates may be payable either to order or bearer and may be payable at such time or times as the Holder may consider expedient, and shall bear such interest as shall therein be provided and the Receiver may sell, deposit, pledge or otherwise dispose of the same in such manner as the Holder may consider advisable and may pay such commission on the sale thereof as the Holder may consider reasonable, and the amounts from time to time payable by virtue of such Receiver’s Certificates shall at the option of the Holder be entitled to the security of the lien hereof in priority to the Obligations.

(c)                                  Indemnity:  Any Receiver appointed pursuant to paragraph (a) shall so far as concerns responsibility for its acts be deemed to be the agent of the Debtor, and the Holder shall not be responsible for any misconduct or negligence on the part of any such Receiver.  The Debtor shall indemnify and save harmless the Holder from and against any and all costs, charges, demands, damages, liabilities, claims and actions whatsoever and howsoever suffered or incurred by the Holder as a result of the acts of any such Receiver, save and except those costs, charges, demands, damages, liabilities, claims and actions arising out of the wilful misconduct or gross negligence on the part of any such Receiver.

(d)                                 Court appointment:  The Holder may, in its sole discretion, either before or after the private appointment of a Receiver hereunder, institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Mortgaged Property, and in such case the Receiver shall have the powers expressed in the order appointing it, as such order may be varied from time to time.

(e)                                  Power of directors:  Upon the appointment of any Receiver, all powers, functions, rights and privileges of the directors of the Debtor with respect to the Mortgaged Property shall cease unless specifically continued by the written consent of the Holder.

10.3                        Appointment of Consultant

If the Holder in good faith believes that (a) the prospect of payment or performance of the Obligations by the Debtor is or is about to be impaired, or (b) the Mortgaged Property or the lien hereof is or is about to be placed in jeopardy, then, if an Event of Default exists, the Holder may (without prejudice to any other remedies it may have from time to time), on 2 Banking Days notice to the Debtor, engage a consultant or monitor for the purposes of reviewing the Debtor’s businesses, affairs and prospects, and reporting to the Holder on any matter relating thereto.  The Debtor hereby authorizes any such consultant or monitor so appointed to enter onto the business premises of the Debtor and any other premises in which the Debtor is entitled to enter onto, and to inspect any of the Debtor’s books, records, information systems or property for such purpose, and the Debtor shall make available its senior officers and employees to assist such consultant or monitor in performing its duties.  The reasonable costs and expenses of such consultant shall be for the account of the Debtor and shall be payable by the Debtor to the Holder on demand and shall bear interest at [rate redacted]% over the Prime Rate, calculated from the date incurred by the Holder to the date paid by the Debtor and such amounts and such interest shall be secured by the lien hereof.

10.4                        Dealing with Security

(a)                                 The Holder may grant renewals, extensions of time and other indulgences, take, release and give up securities, accept compositions, grant releases and discharges, perfect or fail

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to perfect any securities, release the Mortgaged Property to third parties and otherwise deal or fail to deal with the Debtor, debtors of the Debtor, guarantors, sureties and others and with the Mortgaged Property and other securities as the Holder may see fit, all without prejudice to the liability of the Debtor to the Holder or the Holder’s rights and powers under this Debenture.

(b)                                 Nothing in this Debenture shall be construed as requiring the Holder to exercise all or any of its possession or realization rights hereunder in respect of all or any particular part of the Debtor’s property as the Holder may determine in its sole discretion, and the Holder may specifically elect not to take possession or control over, or appoint a Receiver in respect of, any such assets while exercising any or all remedies available to it in respect of any other Mortgaged Property.  Without limiting the generality of the foregoing, the Holder may elect to exercise its possession and realization rights against the Debtor’s personal property and not its real property, or any particular portion of such real property, without prejudice to its ability to subsequently assert such rights.  The Holder may also, of its own volition, release or discharge from the lien hereof any Mortgaged Property that it desires to release to the Debtor, and the Debtor covenants to accept such release and execute any acknowledgments as the Holder may require in respect thereof.

10.5                        Cash Collateral Account

The Holder may, in the course of enforcing the lien hereof, when in its sole discretion it considers doing so to be advantageous to it, retain any money in a cash collateral account maintained by it, such cash collateral account to be subject to the lien hereof, and amounts so retained ultimately to be applied (with any accrued interest) to the Obligations.

10.6                        Validity of Sale

No Person dealing with the Holder or any Receiver shall be concerned to inquire whether the lien hereof has become enforceable or whether the powers which the Holder or any Receiver is purporting to exercise have become exercisable or whether any money remains due on the security of the Mortgaged Property or as to the necessity or expedience of the stipulations and conditions subject to which any sale, lease or other disposition shall be made or otherwise as to the propriety or regularity of any sale or any other dealing by the Holder with the Mortgaged Property or to see to the application of any moneys paid to the Holder or Receiver.

10.7                        Rights and Remedies in Addition

Each and every right, remedy and power conferred by this Article is in supplement of and in addition to and not in substitution for any other right, remedy or power the Holder or any Receiver may have from time to time under this Article or elsewhere in this Debenture, or in any other agreement or under applicable Law at the time of the exercise of such right, remedy or power.  The Holder or Receiver may proceed by way of any action, suit, remedy or other proceeding at law or in equity (including specific performance of any covenant and injunctions against violations of any covenant) and no such remedy for the enforcement of the rights of the Holder or Receiver shall be exclusive of or dependent on any other such remedy.  Any one or more of such remedies may from time to time be exercised separately or in combination and in particular the power of sale and other realization remedies contained herein may be exercised without the Holder entering into possession of or exercising control over the Mortgaged Property.  Notwithstanding the foregoing, the Holder shall not be bound to deal with the Mortgaged Property, to exercise any right or remedy as aforesaid, or to preserve rights against other Persons.

10.8                        Automatic Crystallization; Restoration

(a)                                 At any time after the floating charge security created by Section 4.1(b) becomes enforceable, the Holder may, by notice in writing to the Debtor, to the extent permitted by

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applicable Law, crystallize and fix such floating charge (i) on all of the property subject thereto, or (ii) if the notice so stipulates, on any part thereof described in the said notice, without any requirement for further intervention by the Holder (whether by the taking of possession, the appointment of a Receiver or otherwise), but without in any way limiting the powers, rights and remedies of the Holder hereunder in respect of the Mortgaged Property.

(b)                                 To the extent permitted by applicable Law, but not in limitation of any occurrences that at law cause a floating charge security to crystallize or become fixed, the Debtor agrees that the floating charge security created by Section 4.1(b) shall crystallize and become fixed immediately and without any requirement for any notice or intervention on the part of the Holder, if any Event of Default in paragraph 9.2(b) or 9.2(c) occurs.

(c)                                  At any time after the floating charge security created by Section 4.1(b) is crystallized (whether by operation of law, by notice pursuant to paragraph (a), automatically pursuant to paragraph (b), by the intervention of the Holder or a Receiver or otherwise), the Holder may, by notice to the Debtor in writing, to the extent permitted by applicable Law, restore (or, if a Receiver has been privately appointed by the Holder, cause such Receiver to restore) to the Debtor the Mortgaged Property which shall have become subject to a fixed charge by reason of the crystallization of the floating charge freed from such crystallized charge, whereupon such Mortgaged Property shall again be subject to the floating charge security created by Section 4.1(b) as fully and to the same extent as though no crystallization had occurred, without prejudice to the right of the Holder to exercise any further or subsequent remedies in respect thereof, including the crystallization of such floating charge to which such property again became subject by virtue of this provision.

10.9                        BIA Notice

Notwithstanding any period of time provided to the Debtor to remedy Defaults as provided in Section 11.1 of the Credit Agreement, the Holder may, contemporaneously with or during any such period, give the Debtor the Notice of Intention to Enforce Security required by the Bankruptcy and Insolvency Act (Canada), as amended, it being the intention of the parties that, at the Holder’s option, the period to cure defaults, and then the 10 day period of the Notice of Intention to Enforce Security, may run concurrently.

10.10                 Trust During Stay

The Debtor acknowledges that if a stay of proceedings is issued against the Debtor pursuant to the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangements Act (Canada) or otherwise, the Holder would be irreparably harmed and materially prejudiced if any proceeds of the Mortgaged Property were used for any purpose other than the repayment of the debts secured hereby, and the Debtor hereby acknowledges and agrees that any proceeds of the Mortgaged Property received by the Debtor while such stay is in effect shall be received and held by the Debtor in trust for the Holder.

ARTICLE 11
LIMITATION OF LIABILITY

11.1                        Limitation of Liability

(a)                                 Subject to paragraph (c), the Holder and any Receiver shall not be liable, accountable or responsible for any loss or damage suffered or incurred by the Debtor as a result of:

(i)                                     the failure by the Holder or a Receiver to exercise any rights or remedies provided for herein, or to exercise any right or remedy in lieu of any other right or remedy; or

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(ii)                                  the taking and maintaining of possession by the Holder or a Receiver of the Mortgaged Property pursuant to the terms of this Debenture, or the carrying on of the business of the Debtor as herein provided.

(b)                                 Subject to paragraph (c), the Holder and any Receiver shall not be liable, accountable or responsible:

(i)                                     to account as mortgagee in possession or otherwise upon entry into possession hereunder, other than for actual receipts;

(ii)                                  to observe or perform, or to see to the observance or performance by the Debtor of any agreements or obligations to which the Debtor is a party or by which it is bound, whether before or during any period when the Holder or a Receiver has entered into possession hereunder;

(iii)                               for loss or damage to the Mortgaged Property while in the possession of the Holder or a Receiver, the risk of which is hereby expressly agreed to be on the Debtor;

(iv)                              to keep the Mortgaged Property identifiable or separate from other property which it owns or holds, whether fungible or not, while in the possession of the Holder or a Receiver; or

(v)                                 in the case of chattel paper, a security or an instrument in the possession of the Holder or Receiver, to take any steps to preserve rights against other Persons.

(c)                                  Notwithstanding any exclusion or limitation herein contained, to the extent that the provisions of any statute impose a duty or onus upon a Person or restrict his rights or remedies in relation hereto, and such provisions are under applicable Law incapable of waiver or variance by the Debtor, the provisions of such applicable Law shall govern and the affected provisions hereof shall be deemed to be amended to the extent necessary to give effect to such applicable Law without in any way affecting any other provision hereof.

ARTICLE 12
SET-OFF

12.1                        Payment Free from Equities

The Obligations shall be paid by the Debtor, and may be assigned by the Holder, absolutely free and clear of all equities, rights of set-off, claims, defences, counterclaims, rights or other matters whatsoever, whether existing between the Holder or any person for whom the Holder acts as agent hereunder and the Debtor and/or any third parties or intermediate holders, and whether now existing or hereafter arising (before or after notice to the Debtor of any assignment) which could impair or adversely affect in any way the entitlement of the Holder to enforce the Obligations strictly in accordance with the terms and provisions hereof.

12.2                        Set-off

Any indebtedness owing by the Holder to the Debtor (whether matured or not, and in any currency) may be set-off and applied by the Holder against the Obligations at any time or from time to time either before or after maturity or default, without demand upon or notice to any Person.

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ARTICLE 13
EXPENSES AND INDEMNITY

13.1                        Expenses

The Debtor shall pay to the Holder all reasonable out-of-pocket costs and expenses, including all reasonable legal fees (on a solicitor and his own client basis) and consultants’ fees and other expenses incurred by the Holder from time to time in the documentation, preparation, negotiation, execution, registration, enforcement, realization and collection of or in respect of this Debenture (including all charges incurred in respect of the Mortgaged Property and obtaining any reports or evaluations in respect thereof and all costs and expenses associated with considering the provision of consents, waivers or other acknowledgements hereunder).  All such amounts shall become part of the Obligations, and shall be payable by the Debtor on demand, shall bear interest at [rate redacted] over the Prime Rate calculated from the date incurred by the Holder to the date paid by the Debtor, and such amounts and interest shall be secured by the lien hereof.  This provision shall not be construed to limit any other provisions of this Debenture dealing with the charge-back to the Debtor of expenses incurred by the Holder.

13.2                        Indemnity

The Debtor shall indemnify the Holder against any loss, costs, claims, actions, suits, damages, expenses or liabilities of any and every kind which the Holder may sustain or incur as a consequence of a default by the Debtor in the payment or performance of any Obligations, including any representation or warranty made herein by the Debtor being incorrect at the time it was made or deemed to have been made, the failure by the Debtor to comply with any of its covenants hereunder, or the occurrence of any other default or Event of Default.  The indemnities in this Debenture, including this Section, shall extend to the officers, directors, employees, agents and assignees of the Holder and, for certainty, those for whom the Holder acts as agent hereunder, and the Debtor will hold the benefit of these indemnities in trust for such indemnified parties to the extent necessary to give effect hereto.  All such indemnities shall survive the discharge of this Debenture.

ARTICLE 14
INTEREST ON OVERDUE AMOUNTS; CALCULATION OF INTEREST

14.1                        Interest

(a)                                 The Debtor shall pay interest on all unpaid amounts of principal and interest hereunder (including interest on overdue interest), on demand, from the date such unpaid amount is due until such unpaid amount is paid in full, calculated at the same rate per annum provided herein in respect of the Principal Amount.  The Debtor shall pay interest on all other unpaid amounts, on demand, from the date such unpaid amount is due until such unpaid amount is paid in full, calculated at [rate redacted] over the Prime Rate.

(b)                                 In no event shall any interest or fee to be paid hereunder exceed the maximum rate permitted by applicable Law.  In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under applicable Law.  It is further agreed that any excess actually received by the Holder shall be credited against the Principal Amount or, if the Principal Amount shall have been or would thereby be paid in full, the remaining amount shall be credited to the Debtor.

(c)                                  All interest (including interest on overdue interest) payable by the Debtor to the Holder hereunder shall accrue from day to day, computed as provided herein, and shall be payable after as well as before maturity, demand, default and judgment.

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ARTICLE 15
EFFECTIVE NOTICE

15.1                        Notice

Any notice, communication or demand to be made or given hereunder shall be in writing and may be made or given by personal delivery or by facsimile or email or other electronic means of communication addressed as follows:

To the Debtor:

[•]
1920, 800 - 5th Avenue SW

Calgary, AB
T2P 3TG

Attention: Chief Financial Officer
Fax No.:  [redacted]

To the Holder:

National Bank of Canada

Corporate Customer Service -

Syndication and Agency Group

500, Place d’Armes, 26th Floor

Montreal, Québec

H2Y 2W3

Attention:  Syndication

Fax No.:  [redacted]

Email:  [redacted]

with a copy to:

National Bank of Canada
1800, 311- 6th Avenue SW
Calgary, AB
T2P 3H2

Attention:                                         Director, Energy Group
Fax No.:                                                 [redacted]

or to such other address, facsimile number or email address as any party may from time to time notify the other in accordance with this Section.  Any notice, communication or demand made or given by personal delivery during usual business hours at the place of receipt on a Banking Day shall be deemed to have been given on the day of actual delivery thereof.  Any notice, communication or demand made or given by personal delivery after usual business hours on a Banking Day or by facsimile, email or other electronic means of communication shall be deemed to have been given on the first Banking Day following the transmittal thereof.

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ARTICLE 16
MISCELLANEOUS

16.1                        No Merger

Neither the taking of any judgment nor the exercise of any power of seizure or sale shall operate to extinguish the liability of the Debtor to make payment of, or to satisfy the Obligations, nor shall the acceptance of any payment or alternate security constitute or create any novation, and the taking of a judgment or judgments under any of the covenants herein contained shall not operate as a merger of such covenants.

16.2                        No Discharges Unless Specifically Provided

No postponement or partial release or discharge of the lien hereof in respect of the Mortgaged Property shall in any way operate or be construed to release or discharge the security hereby constituted in respect of the Mortgaged Property except as therein specifically provided, or to release or discharge the Debtor from its liability to the Holder to fully pay and satisfy the Obligations.

16.3                        Payments or Deliveries Due on Non-Banking Days

(a)                                 If any payment to be made by the Debtor hereunder shall become due and payable on a day which is not a Banking Day, such payment shall be made on the immediately following day which is a Banking Day, and any extension of time shall in such case be included in computing interest payable hereunder relating to such payment.  All payments due hereunder shall be made in immediately available funds before 11:00 a.m. on the due date, and if made after 11:00 a.m. shall be deemed to have been made on the next Banking Day.

(b)                                 If any notice, certificate or other document is required to be delivered by the Debtor hereunder on a day which is not a Banking Day, such delivery may be made on the immediately following day which is a Banking Day.

16.4                        Governing Law

(a)                                 THIS DEBENTURE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN.

(b)                                 The Debtor agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid document and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of the Holder to take proceedings in any other jurisdictions, whether concurrently or not.

(c)                                  The Debtor agrees that final judgment in any such suit, action or proceeding brought in such courts shall be conclusive and binding upon it and may be enforced against it in the courts of Canada (or any other courts to the jurisdiction of which it or its property is subject) by a suit upon such judgment, provided that it does not waive any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment.

16.5                        Assignment by Debtor

The Debtor shall not and cannot assign its Obligations under this Debenture, or take any steps or enter into any transaction of any nature which would have that effect (except as provided in Section 9.2(d)

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of the Credit Agreement), without the prior written consent of the Holder, which may be arbitrarily withheld.  Subject thereto, all Obligations of the Debtor hereunder shall bind the Debtor and its successors and assigns.

16.6                        Time of Essence

Time is of the essence of this Debenture.

16.7                        Copy Received

The Debtor acknowledges having received and retained a copy of this Debenture.

16.8                        Waiver of Right to Receive Copy of Statements

The Debtor waives any right it now has or hereafter may have to receive from the Holder a copy of any financing statement in which the Debtor is named as a debtor, or a copy of statements used by a personal property security registry to confirm registration of financing statements.

16.9                        Waiver of Presentment

Except as provided herein, the Debtor waives presentment of this Debenture for payment, diligence, notice of non-payment, protest and notice of protest.

16.10                 Severability

If one or more of the provisions of this Debenture is, or is adjudged to be, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby, and such invalid, illegal or unenforceable provision shall, to the extent permitted at law, be severable.

16.11                 Security in Addition

The security hereby constituted is not in substitution for any other security for the Obligations, or for any other agreement between the parties whether or not creating any Lien in the Mortgaged Property whether heretofore or hereafter made, and such security and such agreement shall be deemed to be continued and not affected hereby unless expressly provided to the contrary in a writing signed by the Debtor and the Holder.  The taking of any action or proceedings or refraining from so doing, or any other dealing with any other security for the Obligations or any part thereof shall not release or affect the lien hereof and none of the creation of this Debenture nor the taking of any proceedings hereunder or thereunder for the realization of the security hereby constituted shall release or affect any other security held by the Holder for the payment or performance of the Obligations.

16.12                 Waivers and Consents

No waiver of any provision hereof, or consent to any action or inaction shall be effective unless the same is in writing and signed by the party granting the same.  Such waivers and consents shall not extend to any matters other than those in respect of which the same were given, and the same may be subject to such conditions as the party giving the same may stipulate.

16.13                 Further Assurances

(a)                                 The Debtor shall promptly cure any defect by it in the execution and delivery of this Debenture.

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(b)                                 The Debtor, at its expense, shall promptly deliver to the Holder, upon request by the Holder in writing, all such other and further documents, agreements, opinions, certificates and instruments (executed, as necessary) in order to give effect to the covenants and agreements of the Debtor in this Debenture, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate in connection therewith.

16.14                 Covenants Regarding Saskatchewan Laws

The Debtor agrees with the Holder that:

(a)                                 the Land Contracts (Actions) Act (Saskatchewan) shall have no application to any action as defined in such Act, with respect to any mortgage given by the Debtor under this Debenture; and

(b)                                 the Limitation of Civil Rights Act (Saskatchewan) shall have no application to:

(i)                                     this Debenture;

(ii)                                  any indenture, instrument or agreement entered into by the Debtor at any time hereafter, supplemental or ancillary to or in implementation of this Debenture and involving the payment by the Debtor of money, or the liability of the Debtor to pay money;

(iii)                               any Lien for the payment of money made, given or created by this Debenture or by any indenture, instrument or agreement referred to in paragraph (b)(ii);

(iv)                              any instrument or agreement entered into by the Debtor at any time hereafter, renewing or extending or collateral to this Debenture, renewing or extending or collateral to any indenture, instrument or agreement referred to in paragraph (b)(ii), or renewing or extending or collateral to any Lien referred to in paragraph (b)(iii); or

(v)                                 the rights, powers or remedies of the Holder under this Debenture or under any Lien or indenture, instrument or agreement referred to or mentioned in paragraphs (b)(i) to (iv), inclusive.

16.15                 British Columbia Land Title Act

For all purposes, including any application to register a crystallized floating charge under the Land Title Act (British Columbia) against any real property, the floating charge created by the Debenture shall be crystallized and become a fixed charge upon the earliest of:

(a)                                 the occurrence of an event described in paragraph 9.2(b) or 9.2(c) hereof, or

(b)                                 the holder making any declaration for payment pursuant to paragraph 9.1 hereof, unless the Holder otherwise states at that time; or

(c)                                  the Holder taking any action pursuant to the Debenture to enforce and realize upon the lien hereof;

and in any event upon the appointment by the Holder of a Receiver pursuant to this Debenture.

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16.16                 Composite Mortgage

This Debenture is a composite mortgage and security agreement covering the property of the Debtor located in the various Provinces of Canada and elsewhere and, as to portions of the property located in such separate jurisdictions, this Debenture shall be a separate mortgage and security agreement enforceable against the Debtor without regard to the application of this Debenture to portions of the Mortgaged Property located in other jurisdictions. All provisions hereof shall be applicable separately to the portions of the property located in each separate jurisdiction with the same effect as if a separate mortgage and security agreement with respect thereto had been executed and delivered. Upon request of the Holder, the Debtor shall prepare at its expense a separate mortgage and security agreement covering the portion of the property located in any such jurisdiction or jurisdictions, such separate mortgage and security agreement to be substantially in the form of this Debenture except for such modifications as shall be required by the fact that such mortgage and security agreement relates only to the property of the Debtor located in such jurisdiction or jurisdictions or as may be required by the Holder in connection therewith. The Debtor hereby agrees to execute and deliver to the Holder all such separate mortgage and security agreements which may be so requested in form and substance satisfactory to the Holder, and at the request of the Holder, but at the expense of the Debtor, the Debtor shall record, register and file, and keep recorded, registered and filed, such separate mortgage and security agreements to the extent required hereby, so as to make the same valid, binding and enforceable obligations of the Debtor and to make effective the Lien created hereby and thereby.

16.17                 Holder Not Bound To Advance

Neither the execution and delivery nor the registration of this Debenture shall for any reason whatsoever obligate or bind the Holder to advance any moneys or, having advanced a portion, obligate the Holder in any way to advance the balance or any portion thereof, but nevertheless the lien hereof shall take effect forthwith upon execution of this Debenture and shall operate as security for the Obligations.

16.18                 Holder Exclusively Entitled

The Holder of this Debenture from time to time will be regarded as exclusively entitled to the benefit of this Debenture, and all Persons may act accordingly.

16.19                 Discharge

Once the Debtor has permanently and indefeasibly satisfied all of the Obligations, the Holder shall, at the written request and expense of the Debtor, discharge the lien hereof and execute and deliver to the Debtor such deeds or other instruments as shall be required to give effect to such discharge, other than those Obligations which by the terms hereof survive such discharge and any termination.

16.20                 Debenture Lost Or Stolen

If this Debenture is mutilated, lost, stolen or destroyed, the Debtor shall, upon being furnished with evidence satisfactory to it (acting reasonably) of such mutilation, loss, theft or destruction, issue and deliver a new Debenture of like date and tenor as the one mutilated, lost, stolen or destroyed, in exchange for, in place of and upon cancellation of the mutilated Debenture, or in lieu of or in substitution for the lost, stolen or destroyed Debenture.

IN WITNESS WHEREOF the Debtor has executed this Debenture.

•
By:
	Name:	•
	Title:	•

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SCHEDULE “A” TO THE DEBENTURE

Real Property Fixed Charge

The P&NG Rights referred to in Section 4.1(a) of this Debenture to which this Schedule “A” forms part consists of all of the present and after-acquired right, title and interest of the Debtor in and to:

(a)                                 all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”, of the Debtor in and to any, or such as are stipulated, of the following, by whatever name the same are known:

(i)                                     all Petroleum Substances in place or in storage within, upon or under the lands described in Exhibit “1” hereto (the interest of the Debtor therein being represented to be not less than that as set forth in Exhibit “1” as at the date hereof) and all lands with which same have been pooled, unitized or otherwise combined;

(ii)                                  rights to explore for, drill for, produce, take, save, store, gather, treat, transport or market Petroleum Substances from or allocated to the lands described in Exhibit “1” hereto any those lands with which the same have been pooled, unitized or otherwise combined,

(iii)                               rights to a share of the production of Petroleum Substances from or allocated to the lands described in Exhibit “1” hereto or set forth and those lands with which the same have been pooled, unitized or otherwise combined,

(iv)                              rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances from or allocated to the lands described in Exhibit “1” hereto and those lands with which the same have been pooled, unitized or otherwise combined,

(v)                                 all rights, privileges, licences, agreements, leases, subleases, reservations, permits, servitudes, easements, rights of way, rights of entry and other surface rights, governmental or administrative authorizations, licenses, permits and consents and other rights now owned or hereafter acquired by the Debtor under which the Debtor derives or holds the right to enter upon and use the lands described in Exhibit “1” (and any lands with which said lands are now or hereafter pooled, unitized or otherwise combined); and

(vi)                              rights to acquire any of the above rights described in paragraphs (i) through (v) above,

and includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests and other economic interests;

(b)                                 all the right, title and interest of the Debtor in and to all surface and subsurface machinery, apparatus, equipment, field facilities and other property and assets of whatsoever nature and kind (including without limitation all wells, casing, tubing, rods, pumps and pumping equipment, Christmas trees and other wellhead equipment, separators, flow lines, pipelines, tanks, treaters, heaters, plans and systems to gather, treat and/or compress hydrocarbons, plants and systems to treat, dispose of or inject water or other substances, power plants, poles, lines, transformers, starters, controllers, machine shops, tools, spare parts and spare equipment, telephone, radio and other communication equipment, racks and storage facilities) used, useful, or intended to be used in connection with operations on or relating to the lands described in Exhibit “1” (and lands with which said lands are now or hereafter pooled, unitized or otherwise combined), including with respect to the production, injection, compression, treatment, storage, measuring, gathering or transportation of Petroleum Substances therefrom or allocated thereto; and

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(c)                                  all buildings, structures, improvements, expansions, erections, works and fixtures now or hereafter brought, built, erected, constructed, placed or otherwise situate on the lands described in Exhibit “1” (or lands with which said lands are now or hereafter pooled, unitized or otherwise combined);

and in particular, but without limitation, the rights and interests of the Debtor referred to in Exhibit “1” hereto.

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EXHIBIT “1” TO SCHEDULE “A” TO THE DEBENTURE

Land Schedule

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SCHEDULE I-3

FORM OF DEPOSIT INSTRUMENT

DEPOSIT INSTRUMENT

THIS DEPOSIT INSTRUMENT is made •, 20    by •, a [corporation/ partnership/trust] subsisting under the laws of Alberta (the “Debtor”) in favour of National Bank of Canada (who and whose successors and assigns as holders of the Debenture referred to below are herein called the “Holder”), for itself and as agent for and on behalf of the Lenders, the Swap Lenders and the Cash Manager (the Holder, the Lender, the Swap Lenders and the Cash Manager being collectively referred to herein as the “Beneficiaries”).

WHEREAS:

[The Debtor has, by Guarantee dated as of •, 20    (the “Guarantee”), guaranteed the Guaranteed Obligations, as such term is defined in the Guarantee;]

The Debtor has issued its Demand Debenture and Negative Pledge dated •, 20    in the principal amount of Cdn. [$1,000,000,000] (such debenture as amended, supplemented or reissued is herein called the “Debenture”);

The Debtor has agreed to deposit the Debenture with the Holder as general and continuing collateral security for [the Guaranteed Obligations and] all present and future indebtedness, obligations and liabilities of the Debtor to the Beneficiaries under [the Credit Agreement, any Secured Swap Agreement and any Cash Management Document] [the Guarantee];

NOW THEREFORE in consideration of the premises and of the sum of $10.00 now paid by the Holder to the Debtor, the receipt and sufficiency of which are hereby acknowledged, the Debtor agrees with the Holder for the benefit of the Beneficiaries as follows:

1.                                      Definitions; Defined Terms; Headings

(a)                                 In this Instrument, unless there is something in the subject matter or context inconsistent therewith:

“Credit Agreement” means the Amended and Restated Credit Agreement dated as of July 15, 2016, among Bellatrix Exploration Ltd. as borrower, National Bank of Canada as agent and the persons party thereto as lenders, as amended, modified, supplemented or restated from time to time.

[“Guaranteed Obligations” has the meaning ascribed to that term in the Guarantee.]

“Secured Swap Agreement” shall mean any Hedge Agreement which creates any Secured Swap Obligation (including, without limitation, the Existing Hedge Obligations).

(b)                                 Terms and expressions which are defined in the Credit Agreement shall, when used herein, and unless otherwise defined, have the meanings as therein ascribed to them.

(c)                                  The division of this Instrument into Sections and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Instrument.

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(d)                                 The terms “this Instrument”, “hereof”, “hereunder” and similar expressions refer to this Instrument and not to any particular Section or other portion hereof and include any amendments or supplements hereto.  Unless otherwise stated, references herein to Sections are to Sections of this Instrument.

(e)                                  Words importing the singular number shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

(f)                                   The word “including” shall not be construed to limit or restrict the matter that precedes it.

2.                                      Deposit of Debenture

The Debenture is hereby delivered to and deposited with the Holder to be held by the Holder as continuing collateral security for the payment and performance by the Debtor to all Beneficiaries of [the Guaranteed Obligations and] all obligations, indebtedness and liabilities of the Debtor, present or future, direct or indirect, absolute or contingent, matured or not, extended or renewed, pursuant to [the Credit Agreement, any Secured Swap Agreement and any Cash Management Document] [the Guarantee]; in any case wheresoever and howsoever incurred and any ultimate unpaid balance thereof and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether the Debtor be bound alone or with another or others and whether as principal or surety (collectively, the “Liabilities”).

3.                                      Rights as Holder to Enforce Debenture

The Holder is hereby authorized as the holder of the Debenture, and without selling or purchasing the Debenture, to exercise any and all rights of a holder of the Debenture (other than the rights to demand payment thereunder and enforce the security thereby constituted and exercise the remedies therein provided), both before and after an Event of Default under the Credit Agreement, or an “Event of Default” (or equivalent designation) in any Secured Swap Agreement (in any case, an “Event of Default”), to enforce all terms, covenants, provisions and agreements therein contained, and upon the occurrence and during the continuance of an Event of Default to demand payment thereunder and enforce the security thereby constituted and to exercise or cause to be exercised for its benefit all or any of the remedies therein provided for the benefit of the holder of the Debenture.  Except as provided in Section 7 hereof, nothing herein shall be deemed to suspend or otherwise modify or affect the obligations of the Debtor or the rights of a holder of the Debenture, all as provided therein.

4.                                      Realization by Sale

In addition to the foregoing rights and remedies, the Holder shall be entitled, upon the occurrence and during the continuance of an Event of Default, to sell or otherwise dispose of the Debenture by public sale (including public auction) or private or closed tender or by private contract, with only those notices, if any, as are required by applicable Law, and with or without advertising and without any other formality (except as otherwise required by applicable Law), and such sale or disposition shall be on such terms and conditions as to title, credit and otherwise and as to upset or reserve bid or price as may seem advantageous to the Holder, and the Holder shall not be required to accept the highest or any bid or tender at any public sale.  The Holder or any Beneficiary may itself purchase the Debenture unless prohibited from doing so by applicable Law.  The Holder may rescind or vary any contract for the sale or other disposition of the Debenture and may resell the Debenture without being answerable for any loss occasioned thereby, and may delay any sale or disposition of the Debenture in whole or in part.

5.                                      Power of Attorney

To give full effect hereto, the Holder or any officer of the Holder is hereby appointed attorney irrevocable of the Debtor, with full power of substitution, for and in the name of the Debtor to sign and

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seal all documents and to fill in all blanks in signed powers of attorney and transfers necessary in order to complete the transfer of the Debenture to the Holder or its officers or to any purchaser.

6.                                      Records of Holder

The records of a Beneficiary as to payment of any Liabilities being in default or of any demand for payment having been made will be prima facie evidence of such default or demand, absent manifest error.

7.                                      Amount Secured

Notwithstanding the principal amount of the Debenture and the interest rate provided therein on such principal amount, the obligations secured by the deposit thereof to the Holder pursuant hereto shall not exceed the amount of the Liabilities together with the amounts, other than the principal sum and interest on the principal sum, from time to time owing by the Debtor as provided in the Debenture.

8.                                      Charges and Expenses

The Debtor shall pay to the Holder all reasonable out-of-pocket costs and expenses, including all legal fees (on a solicitor and his own client basis) and other expenses incurred by the Holder from time to time in the documentation, execution, registration, enforcement, realization and collection of or in respect of this Instrument.  All such amounts shall become part of the Liabilities, shall be payable by the Debtor on demand, shall bear interest at the rate set forth in the Debenture in respect of the principal amount thereof calculated from the date incurred by the Holder to the date paid by the Debtor, and such amounts and interest shall be secured by the Debenture.  This provision shall not be construed to limit any other provisions of the Credit Agreement, [the Guarantee,] the Debenture, any other Loan Document, any Secured Swap Agreement or any Cash Management Document dealing with the charge-back to the Debtor of expenses incurred by a Beneficiary.

9.                                      Remedies Not Exclusive

Each and every right, remedy and power conferred by this Instrument is in supplement of and in addition to and not in substitution for any other right, remedy or power the Holder may have from time to time under this Instrument, the Credit Agreement, the [Guarantee], the Debenture, any other Loan Document, any Secured Swap Agreement or any Cash Management Document, or in any other agreement or under the law in force at the time of the exercise of such right, remedy or power.  The Holder may proceed by way of any action, suit, remedy or other proceeding at law or in equity and no such remedy for the enforcement of the rights of the Holder shall be exclusive of or dependent on any other such remedy.  Any one or more of such remedies may from time to time be exercised separately or in combination.  Notwithstanding the foregoing, the Holder shall not be bound to deal with the Debenture, to exercise any right or remedy as aforesaid, or to preserve rights against other Persons.

10.                               Extensions

The Holder may grant renewals, extensions of time and other indulgences, take, release and give up securities, accept compositions, grant releases and discharges, perfect or fail to perfect any securities, and otherwise deal or fail to deal with the Debtor, guarantors, sureties and others and with the Debenture and other securities as the Holder may see fit, all without prejudice to the liability of the Debtor or the Holder’s rights and powers under this Instrument or the Debenture.

11.                               Amendments or Supplemental Debentures

Any amendments or supplemental debentures to the Debenture shall, upon execution by the Debtor and delivery to the Holder, be deemed to be deposited hereunder and included in the term “Debenture” for the purposes hereof, unless expressly provided otherwise.

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12.                               No Merger

Neither the taking of any judgment nor the exercise of any power of sale shall operate to extinguish the liability of the Debtor to make payment of, or to satisfy the Liabilities nor shall the acceptance of any payment or alternate security constitute or create any novation, and it is further agreed that the taking of a judgment or judgments under any of the covenants herein contained shall not operate as a merger of such covenants.

13.                               Governing Law

(a)                                 THIS INSTRUMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN.

(b)                                 The Debtor agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid document and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of the Holder to take proceedings in any other jurisdictions, whether concurrently or not.

(c)                                  The Debtor agrees that final judgment in any such suit, action or proceeding brought in such courts shall be conclusive and binding upon it and may be enforced against it in the courts of Canada (or any other courts to the jurisdiction of which it or its property is subject) by a suit upon such judgment, provided that it does not waive any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment.

14.                               Assignment by Debtor

Subject to Section 16.5 of the Debenture, the Debtor shall not and cannot assign its obligations under this Instrument, or take any steps or enter into any transaction of any nature which would have that effect (except as provided in Section 9.2(d) of the Credit Agreement), without the prior written consent of the Holder, which may be arbitrarily withheld.  Subject thereto, all obligations of the Debtor hereunder shall bind the Debtor and its successors and assigns.

15.                               Assignment by Holder

The Holder may at any time assign this Instrument as provided in the Credit Agreement, any other Loan Document or any Secured Swap Agreement.

16.                               Copy Received

The Debtor acknowledges having received from the Holder a copy of this executed Instrument.

17.                               Waiver of Right to Receive Copy of Statements

The Debtor waives any right it now has or hereafter may have to receive from the Holder a copy of any financing statement in which the Debtor is named as a debtor, or a copy of statements used by a personal property security registry to confirm registration of financing statements.

18.                               Severability

If one or more of the provisions of this Instrument is, or is adjudged to be, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions hereof

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shall not in any way be affected or impaired thereby, and such invalid, illegal or unenforceable provision shall, to the extent permitted at law, be severable.

19.                               Security in Addition

The rights hereby constituted are not in substitution for any other security for the Liabilities, or for any other agreement between the parties whether or not creating any security interest in all or part of the property of the Debtor whether heretofore or hereafter made, and such security and such agreement shall be deemed to be continued and not affected hereby unless expressly provided to the contrary in a writing signed by the Debtor and the Holder.  The taking of any action or proceedings or refraining from so doing, or any other dealing with any other security for the Liabilities or any part thereof shall not release or affect this Instrument and neither the taking of any proceedings hereunder or under the Debenture for the realization of any security shall release or affect any other security held by the Holder or any Beneficiary for the payment or performance of the Liabilities.

20.                               Waivers and Consents

No waiver of any provision hereof, or consent to any action or inaction shall be effective unless the same is in writing and signed by the party granting the same.  Such waivers and consents shall not extend to any matters other than those in respect of which the same were given, and the same may be subject to such conditions as the party giving the same may stipulate.

21.                               Further Assurances

(a)                                 Each party shall promptly cure any defect by it in the execution and delivery of this Instrument.

(b)                                 The Debtor, at its expense, shall promptly deliver to the Holder, upon request by the Holder in writing, all such other and further documents, agreements, opinions, certificates and instruments (executed, as necessary) in order to give effect to the covenants and agreements of the Debtor in this Instrument, all as may be reasonably necessary or appropriate in connection therewith.

22.                               Holder Not Bound to Advance

Neither the execution and delivery nor the registration of the Debenture shall for any reason whatsoever obligate or bind the Holder to advance any moneys or, having advanced a portion, obligate the Holder in any way to advance the balance in any portion thereof; but nevertheless the Debenture and the mortgages, charges and security interests thereby constituted shall take effect forthwith upon execution of the Debenture and shall operate as security for the Liabilities.

23.                               Effective Notice

Any and all notices or other communications required or permitted pursuant to this Instrument shall be in writing and shall be given in the manner stipulated in the Debenture.

24.                               Discharge

Upon payment in full of all of the Liabilities and termination of the Credit Agreement, [the Guarantee,] each Secured Swap Agreement secured by the deposit of the Debenture hereunder and all other Loan Documents, the Holder shall release and discharge the Debenture and this Deposit Instrument, and shall redeliver the Debenture to the Debtor for cancellation.

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IN WITNESS WHEREOF the Debtor has executed this Instrument.

•

By:
	Name:	•
	Title:	•

Accepted and acknowledged by:

NATIONAL BANK OF CANADA, AS AGENT

By:
Name:
Title:

By:
Name:
Title:

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SCHEDULE J

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

FORM OF EXTENSION REQUEST

TO:         NATIONAL BANK OF CANADA, as Agent

Re:          Amended and Restated Credit Agreement dated as July 15, 2016, among Bellatrix Exploration Ltd. as borrower (the “Borrower”), National Bank of Canada as agent (the “Agent”) and the persons party thereto as lenders (collectively, the “Lenders”) (such Amended and Restated Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

1.                                      This Extension Request is given pursuant to Section 2.2(a) of the Credit Agreement.  Capitalized terms used herein and not otherwise defined herein have the meanings given to them in the Credit Agreement.

2.                                      The Borrower hereby requests that the [Syndicated Facility Lenders] [Operating Facility Lender] extend the Maturity Date from                   , 20    to                      , 20   .

3.                                      The Borrower hereby represents that, on the date hereof, all representations and warranties contained in the Loan Documents (excluding the representations and warranties which are expressly limited to the Effective Date) are true and correct in all material respects as if made on such date, and no Default or Event of Default exists.

DATED this       day of                  , 20  .

BELLATRIX EXPLORATION LTD.

By:
Name:
Title:

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SCHEDULE K
TO AMENDED AND RESTATED CREDIT AGREEMENT

EXISTING BA’S AS OF JULY 15, 2016

1.              Bankers’ Acceptance in the amount of Cdn. $50,000,000 maturing July 18, 2016

2.              Bankers’ Acceptance in the amount of Cdn. $50,000,000 maturing July 18, 2016

3.              Bankers’ Acceptance in the amount of Cdn. $20,000,000 maturing July 27, 2016

4.              Bankers’ Acceptance in the amount of Cdn. $50,000,000 maturing August 15, 2016

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SCHEDULE L

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

EXISTING LETTERS OF CREDIT AS OF JULY 15, 2016

BENEFICIARY NAME	TYPE	NUMBER	AMOUNT	ISSUE DATE	EXPIRY DATE	EXTENSION DATE
[Name redacted]	LC	504-02-0033830	$260,500.00	26-Jan-06	13-Jan-17	30 day auto renew
[Name redacted]	LC	504-02-2108464	$50,000.00	12-Sep-14	31-May-17	30 day auto renew
[Name redacted]	LC	OGUA24203	$125,000.00	9-Jun-16	9-Jun-17	30 day auto renew
[Name redacted]	LC	504-02-2197934	$4,900,000.00	8-Jul-16	19-Jun-17	60 day auto renew
[Name redacted]	LC	504-02-0092641	$1,424,425.00	10-Aug-12	3-Aug-16	30 day auto renew
[Name redacted]	LC	504-02-2139857	$54,000.00	15-Dec-14	9-Dec-16	60 day auto renew

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